As filed with the Securities and Exchange Commission on November 13, 2006

Registration No.

UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Diamondback Energy Services, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1311	20-5848083
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

510 E. Memorial Road

Suite B2

Oklahoma City, Oklahoma 73114-2218

(405) 242-4080

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Arty Straehla

Chief Executive Officer

Diamondback Energy Services, Inc.

510 E. Memorial Road

Suite B2

Oklahoma City, Oklahoma 73114-2218

(405) 242-4080

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Seth R. Molay, P.C. Akin Gump Strauss Hauer & Feld LLP 1700 Pacific Avenue, Suite 4100 Dallas, TX 75201 (214) 969-4780	T. Mark Kelly Vinson & Elkins L.L.P. First City Tower, Suite 2300 1001 Fannin Street Houston, TX 77002 (713) 758-4896

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement is declared effective.

If any securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE (1)

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (2)(3)	Amount of Registration Fee (4)
Common Stock, par value $0.01 per share	$86,250,000	$9,228.75

(1)	In accordance with Rule 457(o) under the Securities Act, the number of shares being registered and the proposed maximum offering price per share are not included in this table.
(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act.
(3)	Includes shares of common stock that may be sold to cover the exercise of an over-allotment option granted to the underwriters.
(4)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2006.

PROSPECTUS

                     Shares

Common Stock

We are offering              shares of our common stock. This is our initial public offering and no public market currently exists for our common shares. We anticipate that the initial public offering price will be between $             and $             per common share. We intend to apply for the quotation of our common stock on The NASDAQ Global Market under the symbol “FANG.”

Investing in our common stock involves a high degree of risk. Please read “ Risk Factors” beginning on page 8.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	PER SHARE	TOTAL
Public Offering Price.	$	$

Underwriting Discounts and Commissions.	$	$

Proceeds to Diamondback Energy Services, Inc. (Before Expenses).	$	$

Delivery of the common shares is expected to be made on or about             . The underwriters have an option to purchase an additional              common shares from us to cover overallotments.

Jefferies & Company

Prospectus dated                     , 2006.

About This Prospectus

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are only offering to sell, and only seeking offers to buy, the common stock in jurisdictions where offers and sales are permitted.

The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospectus may have changed since that date.

This prospectus includes market share and industry data and forecasts that we obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. We believe the information included in this prospectus from market research, consultant surveys and industry publications and surveys is reliable, but there can be no assurance as to the accuracy and completeness of such information.

Unless the context otherwise requires, the information in the prospectus (other than in the historical financial statements) assumes that the underwriters will not exercise their over-allotment option.

i

About Us

Commencing in 2005, Diamondback Energy Services LLC, or Services LLC, began to target investment opportunities in service-oriented companies in the oil and natural gas industry. During the period December 2005 through March 2006, Services LLC acquired, among other things, the assets of or equity interests in 16 companies. In addition, Services LLC formed four new entities in 2006 to perform oilfield services. Services LLC owns these acquired assets and operations through nine wholly-owned subsidiaries. Prior to the completion of this offering, these nine subsidiaries that provide oilfield service operations will be transferred to our parent, Diamondback Holdings, LLC in a transaction that we refer to as the transfer. Diamondback Holdings will thereafter be merged with Diamondback Energy Services, Inc. in a transaction that we refer to as the merger. In the merger, Services LLC will be issued shares of our common stock representing 100% of our common stock then outstanding. Diamondback Energy Services, Inc. was formed as a Delaware corporation in November 2006 and will not conduct any material business operations prior to the merger. The descriptions contained in this prospectus give effect to such transfer and the merger. Except as otherwise indicated or required by the context, all references in this prospectus to “Diamondback,” the “Company,” “we,” us,” or “our” are to the business of Diamondback Energy Services, Inc., Diamondback Holdings and the business and assets of the transferred subsidiaries. Services LLC and Diamondback Holdings are controlled by our equity sponsor, Wexford Capital LLC. See “Summary—Our Equity Sponsor.” Immediately upon completion of the transfer, Services LLC will continue to provide oilfield service related activities through its remaining subsidiaries.

Dealer Prospectus Delivery Obligation

Until                     , 2006 (25 days after commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Non-GAAP Financial Measures

The body of accounting principles generally accepted in the United States is commonly referred to as “GAAP.” A non-GAAP financial measure is generally defined by the Securities and Exchange Commission, or SEC, as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. In this prospectus, we disclose EBITDA, a non-GAAP financial measure. EBITDA is calculated as net income (loss) before interest expense, taxes, depreciation, amortization and accretion. EBITDA is not a substitute for the GAAP measures of earnings and cash flow. EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results.

ii

Summary

This summary highlights certain information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before you decide whether to invest in our common stock. Please also read “Glossary of Oil and Natural Gas Terms” included in this prospectus for definitions of certain terms that are commonly used in the oilfield services industry.

Diamondback Energy Services, Inc.

Our Company

We are a diversified oilfield services company focused on providing technology-driven solutions to maximize the recovery and present value of oil and natural gas production streams. Our services focus on enhancing drilling and production for our customers, and encompass the life-cycle of the well, from drilling and completion through stimulation, production and eventual abandonment. They include drilling technology services and applications, stimulation and pumping services, fluid logistics and well-site services and completion and production services.

Our business is focused in both proven oil and natural gas basins and emerging high-growth resource plays in Texas, Oklahoma, Louisiana and the Rocky Mountains. Resource play is a term used to describe an accumulation of hydrocarbons known to exist over a large area that typically has lower average decline rates than other producing areas. We believe that the services we provide are critical in increasing the ultimate recovery and present value of production streams from resource plays. The majority of our operations are located in the Barnett Shale in Texas and the Anadarko Basin, the Woodford Shale and other basins across Oklahoma.

Our operations commenced in December 2005 with the acquisition of substantially all of the assets of Quantum Drilling Motors, L.L.C., a directional drilling technology company based in Oklahoma City, Oklahoma. We have since grown rapidly through acquisitions and organic growth, particularly in our directional drilling technology and stimulation and pumping segments.

Our key field managers have an average of over 25 years of oilfield service experience. As a result, we have developed valuable basin-level expertise and built long-term customer relationships with large independent exploration and production companies. For the six months ended June 30, 2006, our top three customers were Chesapeake Energy Corp., EOG Resources Inc. and Devon Energy Corp.

We currently conduct our operations through the following four business segments:

•	Drilling Technology Services and Applications. Our drilling technology services and applications are designed to allow our customers to reach the intended total well depth faster and with more precision, thus improving well economics. Our services include renting downhole motors, motors equipped with Measurement While Drilling, or MWD, technology and shock subs, as well as providing advanced technical drilling expertise. We currently provide drilling technology services and applications in the Granite Wash, Permian Basin, Barnett Shale and the Gulf Coast regions of Texas, the Powder River, Jonah, Uintah, Williston and Piceance Basins in the Rocky Mountains, and across Oklahoma.

•	Stimulation and Pumping Services. Our stimulation and pumping services consist of pressure pumping and water transfer services. As part of our pressure pumping services, we provide hydraulic fracturing, acidizing and cementing services. These services are used in maximizing hydrocarbon flow paths and in the drilling, completing and plugging of wells. Currently, we operate stimulation and pumping services primarily in Oklahoma and Texas, including the Barnett Shale.

•	Fluid Logistics and Well-Site Services. Our fluid logistics services include storage, transportation and disposal of fluids used in or produced by drilling and subsequent stimulation and production operations. Our well-site services include building drilling locations, pits and access roads. We currently provide fluid logistics and well-site services in the Barnett Shale, the Texas panhandle and across Oklahoma.

•	Completion and Production Services. Our completion and production services include completion, workover and roustabout services, rental and sale of downhole equipment and tools and plugging and abandonment services. We currently provide completion and production services in Texas, Oklahoma, Louisiana and the Rocky Mountains.

Our operations commenced in December 2005. On a pro forma basis, we had $79.0 million in revenue and $21.1 million in EBITDA for the fiscal year ended December 31, 2005 and $61.7 million in revenue and $15.5 million in EBITDA for the first six months of 2006. For a definition of EBITDA, a reconciliation of EBITDA to net income and a discussion of EBITDA as a performance measure, please see “Summary—Summary Financial Data” and “Selected Historical Financial Data.” For information regarding pro forma adjustments, see “Unaudited Pro Forma Combined Statements of Operations.”

Our Industry

We believe that the following trends in our industry should benefit our operations:

•	Need for additional drilling activity to maintain equal levels of production. Even though the number of U.S. natural gas wells drilled has increased over the past ten years, overall levels of production have declined. Given average decline rates and demand forecasts, we believe that the number of wells drilled is likely to continue to increase in coming years. Once a well has been drilled, it requires recurring production and completion services, which drives demand for our products and services.

•	Increasing percentages of exploration and production budgets focused on development activities. Large U.S. exploration and production companies are increasingly directing their capital budgets away from exploration-related activity and towards lower-risk development activity. Much of this development-related activity occurs in resource play areas and requires using advanced directional drilling and fracturing and stimulation services to enhance production from existing reserves.

•	Trend towards drilling and developing unconventional oil and natural gas resources. As a result of improvements in drilling and production-enhancement technologies, oil and natural gas companies are increasingly developing unconventional hydrocarbon resources such as tight sands, shales and coalbed methane, or CBM, resources. Successful and economic production of these resource plays frequently requires directional drilling and fracturing and stimulation services, and drilling-related activity is done on tighter acre-spacing and thus requires that more wells be drilled relative to conventional resources. All of these characteristics drive utilization of our products and services.

•	High demand for oil and natural gas in North America. Demand for oil and natural gas in the United States has increased in recent years, and outpaced domestic supply. This domestic supply and demand imbalance, coupled with geopolitical instability and limited supply responses, has resulted in significant increases in exploration and development activities in the United States in recent years.

Our Strategy

Our strategy is to provide our customers with technology-driven drilling, stimulation and production services designed to optimize the ultimate recovery and present value of hydrocarbon reserves. Our services span the life-cycle of a well which we believe provides cost efficiencies for our customers. Specifically, we intend to:

•	Maintain a portfolio of operations in proven oil and natural gas markets and emerging resource plays. Our core operations are focused in proven producing regions, primarily in the Permian Basin in Texas and the Anadarko Basin in Oklahoma and in emerging and high-growth resource plays, primarily in the Barnett Shale in Texas and the Woodford Shale in Oklahoma. By operating in multiple locations and markets, many with different geological characteristics, we create a diverse portfolio of operations, thereby reducing our dependence on individual basins.

•	Leverage our experienced field management and basin-level expertise. We seek to manage our business as close to our customer base as possible. We intend to leverage our field management and its basin- and field-level expertise to deliver innovative, basin-specific solutions to our customers.

•	Provide technology-driven solutions for our customers. Through the development and implementation of customized solutions, we intend to continue to provide technology-driven services to our customers that help reduce their costs and increase their production, thereby creating operational efficiencies.

•	Capitalize on organic growth opportunities. We intend to leverage our existing customer relationships by expanding opportunistically to other geographic regions. We also plan to continue to focus on expanding our technology-driven segments, including directional drilling and pressure pumping services, which we believe provide strong opportunities for growth.

•	Expand through strategic acquisitions. To complement our organic growth, we intend to continue to pursue strategic acquisitions that can meet our targeted returns on invested capital. We believe this strategy will allow us to continue to expand our customer base, geographic footprint and service offering.

•	Integrate and cross sell our services. We will continue to offer a broad range of products and services, which will give us the opportunity to cross-sell services to our customers. We seek to provide multiple services to create operational efficiencies for each of our customers.

Our Strengths

We believe that the following strengths position us well within our industry and will help us successfully execute our strategy:

•	Long-term, basin-level relationships with a stable customer base. Our customers include large independent oil and natural gas exploration and production companies. For the six months ended June 30, 2006, our top customers included Chesapeake Energy Corp., EOG Resources Inc., Devon Energy Corp., Marathon Oil Co. and Newfield Exploration Co. We believe that our long-term relationships with these and other customers help provide us with a stable and growth-oriented client base.

•	Experienced management team. Our key field managers have an extensive track record in the oilfield services business and an average of over 25 years of oilfield services experience. We believe their knowledge of our industry and business lines enhances our ability to provide superior customer service. In addition, our field managers have extensive expertise in the geological basins in which they operate and understand the regional challenges our customers face, which we believe strengthens our relationships with our customers.

•	New, technologically-advanced equipment and contractual arrangements to purchase equipment. Our service fleet is predominantly comprised of new, technologically-advanced equipment, providing better quality of service and operational efficiencies than older equipment. We continue to expand our fleet with new equipment and have outstanding orders to purchase additional directional drilling and stimulation and pressure pumping equipment and workover rigs, all of which, if ordered today, would have long lead times.

•	Operating platforms in proven oil and natural gas markets and key resource plays. We operate in both proven oil and natural gas markets and key resource plays in Texas, Oklahoma, Louisiana and the Rocky Mountains. We believe our operating platforms in Texas and Oklahoma offer a stable revenue stream for our business, as drilling and production activity in these regions is less sensitive to hydrocarbon prices, and complements our operations in emerging and high-growth resource plays like the Barnett and Woodford Shales.

•	Multi-cycle operating leverage. We offer a broad range of products and services that span the life-cycle of a well. These include pre-drilling activities with our well-site preparation, drilling with our downhole, horizontal and directional drilling technologies, well-sustaining activities such as fluid logistics and recovery optimization, completion-related fracturing and stimulation services and abandonment activities. We are not excessively dependent on any one particular aspect of the exploration and production cycle.

•	Platform for future consolidation and growth. We have a proven track record of completing and integrating acquisitions. The market in which we operate is highly fragmented, and our senior management team continues to identify potential acquisition opportunities.

Our Challenges

We face a number of challenges in implementing our strategy. For example:

•	We derive our revenues from companies in the oil and natural gas exploration and production industry, a historically cyclical industry with levels of activity that are significantly affected by the levels and volatility of oil and natural gas prices.

•	A material reduction in the levels of exploration and development activities in our market areas could affect our business.

•	We operate in a highly competitive industry in which price competition can be intense.

•	We intend to grow our business, particularly our drilling technology and pressure pumping segments, and risk being unable to secure equipment and crews to successfully execute our plans.

•	Competition for experienced oilfield service personnel is intense, and we face significant challenges in competing for crews and management with large and well-established competitors.

•	Our business depends upon our ability to obtain specialized equipment and parts from third party suppliers, including companies controlled by our equity sponsor described below, and we may be vulnerable to delayed deliveries and future price increases.

For further discussion of these and other challenges we face, see “Risk Factors” beginning on page 8.

Our Equity Sponsor

We were formed by affiliates of Wexford Capital LLC, which we refer to as Wexford. Wexford is a Greenwich, Connecticut based SEC registered investment advisor. Wexford has made private equity investments in many different industries, with particular expertise in the energy and natural resources sectors. Prior to this offering, Wexford will beneficially own all of our outstanding common stock through Services LLC. Upon completion of the offering, Wexford will continue to beneficially own approximately         % of our common stock (approximately         % if the overallotment option is exercised in full).

Our Offices

Our principal executive offices are currently located at 510 East Memorial Rd, Suite B-2, Oklahoma City, Oklahoma 73114, and our telephone number is (405) 242-4080. Our website address is www.diamondbackenergy.com. Information contained on our website does not constitute part of this prospectus.

The Offering

Common stock offered by us	shares

Common stock to be outstanding immediately after completion of this offering (1)	shares

Use of proceeds

We intend to use approximately $             million of the net proceeds of this offering to repay outstanding indebtedness and any balance for general corporate purposes, which may include capital expenditures. See “Use of Proceeds.”

Dividend policy	We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

NASDAQ Global Market symbol	“FANG”

(1)	The number of shares of our common stock to be outstanding after this offering includes shares of restricted stock that will be issued under our 2006 Equity Incentive Plan in connection with this offering. The restrictions with respect to these shares will lapse in six approximately equal installments every six months over a three-year period beginning on the six-month anniversary of the grant date. While these shares of restricted stock are deemed issued and outstanding from a legal perspective, under U.S. generally accepted accounting principles, or GAAP, such shares are included in basic shares outstanding ratably as the restrictions lapse. Under GAAP, the restricted shares are included in diluted shares outstanding when the effect is dilutive. See “Management – 2006 Equity Incentive Plan.”

The number of shares of our common stock to be outstanding after this offering excludes $2.8 million of our common stock that we are obligated to issue within ten days after the closing of this offering to certain former stockholders of Packers & Service Tools, Inc. under the stock purchase agreement pursuant to which we acquired all of the outstanding shares of that company. The number of shares to be issued will be based on the premarket opening price as of the first trading day for our common stock. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Our Acquisitions.”

Summary Financial Data

The following table sets forth summary historical and pro forma financial data as of and for each of the periods indicated. The summary historical data as of and for the 11 months ended November 30, 2005 are derived from the historical audited financial statements of Quantum Drilling Motors, L.L.C., our predecessor, for the periods indicated. The summary historical data as of and for the period from September 29, 2005 (inception) to December 31, 2005 are derived from our historical audited consolidated financial statements for such period. The summary historical data as of and for the six months ended June 30, 2006 are derived from our historical unaudited consolidated financial statements for the interim period indicated. The pro forma financial data give effect to the acquisitions as if they had been completed on January 1, 2005 as described in “Unaudited Pro Forma Combined Statements of Operations.” Such data does not necessarily indicate what our operating results or financial position would have been had the acquisitions actually been completed at the beginning of the periods presented. The unaudited interim information was prepared on a basis consistent with that used in preparing our annual financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the interim periods. Operating results for the six months ended June 30, 2006 and other historical and pro forma periods presented are not necessarily indicative of results that may be expected for the entire year 2006 or any future periods. You should review this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Selected Historical Financial Data,” “Unaudited Pro Forma Combined Statements of Operations” and our consolidated historical financial statements and related notes and Quantum’s historical financial statements and related notes included elsewhere in this prospectus.

(In thousands, except per share data)

	11 Months Ended November 30, 2005	Period from September 29, 2005 (Inception) to December 31, 2005 (1)	Pro Forma Year Ended December 31, 2005	Six Months Ended June 30, 2006 (1)	Pro Forma Six Months Ended June 30, 2006
	Predecessor
Statements of Operations Data:
Revenue:
Drilling technology services and applications	$21,586	$2,501	$24,087	$20,598	$20,598
Stimulation and pumping services	—	—	7,858	8,077	8,077
Fluid logistics and well-site services	—	—	40,153	28,631	28,631
Completion and production services	—	—	6,917	3,483	4,349

Total	21,586	2,501	79,015	60,789	61,655
Expenses:
Cost of Revenues	13,551	1,677	47,021	36,587	37,039
Selling, general and administrative	6,338	733	10,912	9,156	9,294
Depreciation, amortization and accretion	893	205	11,812	6,911	8,487

Operating income (loss)	804	(114)	9,270	8,135	6,835
Interest expense	192	82	517	315	334
Other expense (income)	109	(1)	5	(232)	(215)
Provision for income taxes	—	—	515	787	787

Net income (loss)	$503	$(195)	$8,233	$7,265	$5,929

Pro Forma C Corporation Data: (2) (3)
Historical income (loss) before income taxes	$503	$(195)	$8,748	$8,052	$6,716
Pro forma provision (benefit) for income taxes	190	(74)	3,201	3,039	2,387

Pro forma net income (loss)	$313	$(121)	$5,547	$5,013	$4,329

Pro forma income (loss) per common share – basic and diluted
Weighted average pro forma shares outstanding – basic and diluted

Other Financial Data:
EBITDA (4)	$1,588	$92	$21,077	$15,278	$15,537
Cash flows from operating activities	2,998	(110)		11,313
Cash flows from investing activities	(4,916)	(34,995)		(133,762)
Cash flows from financing activities	1,932	35,769		127,959
Capital expenditures:
Acquisitions, net of cash acquired (5)	—	25,464		84,559
Property and equipment	5,373	931		48,620

(In thousands)
	As of November 30, 2005	As of December 31, 2005 (1)	As of June 30, 2006 (1)

	Predecessor
Balance Sheet Data:
Total current assets	$6,017	$6,675	$35,956
Total assets	12,434	41,230	197,570
Total current liabilities	10,252	5,595	26,081
Long-term debt, net of current maturities	278	60	777
Total liabilities	10,530	5,656	33,347
Total members’ equity	$1,904	$35,574	$164,223

(1)	Prior to the completion of this offering, the assets, liabilities, revenues and expenses of certain corporations, limited liability companies and partnerships will be transferred by our affiliate Diamondback Energy Services LLC, a company controlled by Wexford and referred to as Services LLC, to our parent, Diamondback Holdings, LLC, which will thereafter be merged with Diamondback Energy Services, Inc., the issuer of the common stock to be sold in this offering. Diamondback Energy Services, Inc. was formed as a Delaware corporation in November 2006 and will not conduct any material business operations prior to the merger. The financial data in the above table as of and for the periods ended December 31, 2005 and June 30, 2006 are the financial data of Services LLC prepared on a carve-out basis to include (a) the assets, liabilities, revenues and expenses of the entities transferred to us since the date of their respective acquisition and (b) corporate borrowings and substantially all of the expenses of Services LLC since its formation in September 2005. See Note A to our consolidated financial statements appearing elsewhere in this prospectus.

(2)	Quantum and Services LLC are entities treated as partnerships for federal income tax purposes. As a result, essentially all taxable earnings and losses were passed through to their members, and federal income taxes were not paid at the entity level. Upon completion of this offering, we will be taxed as a C corporation. For comparative purposes, we have included a pro forma provision (benefit) for income taxes assuming we had been taxed as a C corporation in all periods prior to the transfer and merger. The unaudited pro forma data are presented for informational purposes only, and do not purport to project our results of operations for any future period or our financial position as of any future date.

(3)	Unaudited pro forma basic and diluted income (loss) per share is presented for all periods on the basis of shares to be issued to Services LLC in connection with the transfer and merger discussed in note 1 above.

(4)	EBITDA consists of net income (loss) before interest expense, taxes, depreciation, amortization and accretion. See “Non-GAAP Financial Measures.” EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we use EBITDA in evaluating acquisition targets. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. Our revolving credit facility also includes a definition of EBITDA which is used in the calculation of certain covenants. EBITDA herein is not the same as would be calculated under the revolving credit facility. EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, and depreciation, amortization and accretion. See table set forth in “Selected Historical Financial Data” and Note 4 to our Unaudited Pro Forma Combined Statements of Operations for a reconciliation of EBITDA with our net income (loss).

(5)	Acquisitions, net of cash acquired, consist only of the cash component of acquisitions. It does not include common stock and notes issued for acquisitions, nor does it include other non-cash consideration issued for acquisitions.

Risk Factors

An investment in our common stock involves a high degree of risk. You should carefully consider the following risks and all of the other information contained in this prospectus before deciding to invest in our common stock. The risks described below are not the only ones facing our company. Additional risks not presently known to us or which we currently consider immaterial also may adversely affect our company.

Risks Related to Our Business and Our Industry

Our business is difficult to evaluate because we have a limited operating history.

We commenced operations in December 2005. All of our assets and operations described in this prospectus were acquired by us since that time. As a result, there is only limited historical financial and operating information available on which to base your evaluation of our performance.

We may have difficulty managing growth in our business, which could adversely affect our financial condition and results of operations.

As a newly-formed company, growth in accordance with our business plan, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities, there will be additional demands on our financial, technical, operational and management resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrences of unexpected expansion difficulties, including the failure to recruit and retain experienced managers, engineers and other professionals in the oil and natural gas services industry, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan.

If our intended expansion of our business is not successful, our financial condition, profitability and results of operations could be adversely affected, and we may not achieve increases in revenue and profitability that we hope to realize.

A key element of our business strategy involves the expansion of our stimulation and pumping services. We commenced our hydraulic fracturing services in June 2006 and expect to spend approximately $55.0 million during 2006 to purchase 40 high pressure fracturing units and related equipment. Our strategy also involves introducing new services and marketing existing services in new and existing geographical regions. These aspects of our strategy are subject to numerous risks and uncertainties, including:

•	inability to retain or hire experienced crews and other personnel;

•	lack of customer demand for the services we intend to provide;

•	inability to secure necessary equipment or technology to successfully execute our expansion plans;

•	unanticipated delays that could limit or defer the provision of services by us and jeopardize our relationships with existing customers and adversely effect our ability to obtain new customers for such services; and

•	competition from new and existing services providers.

Encountering any of these or any other unforeseen problems in implementing our planned expansion could have a material adverse impact on our business, financial condition, results of operations and cash flows, and could prevent us from achieving the increases in revenues and profitability that we hope to realize.

Our business depends on the oil and gas industry and particularly on the level of activity for North American oil and natural gas and may be adversely affected by industry conditions that are beyond our control.

We depend on our customers’ willingness and ability to make operating and capital expenditures to explore for, develop and produce oil and natural gas in North America. If these expenditures decline, our business will suffer. Our customers’ willingness to explore, develop and produce depends largely upon prevailing industry conditions that are influenced by numerous factors over which management has no control, such as:

•	the supply of and demand for oil and natural gas;

•	the level of prices, and expectations about future prices, of oil and natural gas;

•	the cost of exploring for, developing, producing and delivering oil and natural gas;

•	the expected rates of declining current production;

•	the discovery rates of new oil and natural gas reserves;

•	available pipeline and other transportation capacity;

•	weather conditions, including hurricanes that can affect oil and natural gas operations over a wide area;

•	domestic and worldwide economic conditions;

•	political instability in oil and natural gas producing countries;

•	governmental approvals and regulatory requirements and conditions;

•	technical advances affecting energy consumption;

•	the price and availability of alternative fuels;

•	the ability of oil and natural gas producers to raise equity capital and debt financing; and

•	merger and divestiture activity among oil and natural gas producers.

The level of activity in the North American oil and natural gas exploration and production industry is volatile. Expected trends in oil and natural gas production activities may not continue and demand for the services provided by us may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and, therefore, affect demand for the services we provide. A material decline in oil and natural gas prices or North American activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, a decrease in the development rate of oil and natural gas reserves in our market areas may also have an adverse impact on our business, even in an environment of stronger oil and natural gas prices.

Because the oil and natural gas industry is cyclical, our operating results may fluctuate.

Any decline in oil and natural gas prices, exploration and production activity levels or the development of oil and natural gas reserves could have a material adverse effect on our business, financial condition, results of operations and cash flows. Oil and natural gas prices are volatile. For example, over the last three years, the NYMEX crude oil near month delivery contract price has ranged from a low of $28.75 per bbl on November 4, 2003 to a high of $77.03 per bbl on July 14, 2006. The NYMEX natural gas near month delivery contract price has ranged from a low of $4.20 per Mcf on September 27, 2006 to a high of $15.38 per Mcf on December 13, 2005. Until recently, these prices have generally been at historically high levels. On November 3, 2006, the NYMEX near month delivery contract price was $59.14 per bbl for crude oil and $7.88 per Mcf for natural gas.

The level of activity in the oil and natural gas exploration and production industry is volatile. Expected trends in oil and natural gas production activities may not continue and demand for the services provided by us may not reflect the level of activity in the industry. Any reduction in oil and natural gas prices would likely affect oil and natural gas production levels and therefore affect demand for the services we provide. Further, most of our services and products support drilling for and production of natural gas. Therefore, a substantial reduction in natural gas prices or natural gas production levels may have an adverse impact on our business, even if oil prices remain strong. Most industry forecasts anticipate an increase of liquefied natural gas, or LNG, imports from overseas. Any significant increase in LNG imports could adversely impact the price for and activity related to natural gas and therefore may have an adverse impact on our business. We may experience significant fluctuations in operating results as a result of the reactions of our customers to changes in oil and natural gas prices.

Substantially all of the service and rental revenue we earn is based upon a charge for a relatively short period of time (e.g., an hour, a day, a week) for the actual period of time the service or rental is provided to our customer. By contracting services on a short-term basis, we are exposed to the risks of a rapid reduction in market price and utilization and volatility in our revenues. Product sales are recorded when the actual sale occurs, title or ownership passes to the customer and the product is shipped or delivered to the customer.

There is potential for excess capacity in our industry.

Because oil and natural gas prices and drilling activity have recently been at historically high levels, oilfield service companies have been acquiring additional equipment to meet their customers’ increasing demand for services. For example, we have expanded our hydraulic fracturing services with budgeted expenditures of approximately $55.0 million in 2006. If there is a material reduction in hydrocarbon price levels and drilling activity, there is a potential for excess capacity in the oilfield service industry. This could result in an increased competitive environment for oilfield service companies, which could lead to lower prices and utilization for our services and could have a material adverse impact on our business, financial condition, results of operations and cash flows.

Our business depends upon our ability to obtain specialized equipment and parts from third party suppliers, and we may be vulnerable to delayed deliveries and future price increases.

We purchase specialized equipment and parts from third party suppliers and affiliates, including companies controlled by Wexford. Currently, there is a limited number of suppliers that manufacture equipment we use. Should our current suppliers be unable or unwilling to provide the necessary equipment and parts or otherwise fail to deliver the products timely and in the quantities required, any resulting delays in the provision of our services could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, future price increases for this type of equipment and parts could negatively impact our ability to purchase new equipment to update or expand our existing fleet or to timely repair equipment in our existing fleet.

We rely on a few key employees whose absence or loss could adversely affect our business.

Many key responsibilities within our business have been assigned to a small number of employees. The loss of their services could adversely affect our business. We do not have an employment contract with any of our executive officers and they are not restricted from competing with us if they cease to be employed by us. As a practical matter, any employment agreement we may enter into will not assure the retention of our employees. Also, we do not maintain “key person” life insurance policies on any of our employees. As a result, we are not insured against any losses resulting from the death of our key employees.

We may be unable to employ a sufficient number of skilled and qualified workers.

The delivery of our products and services requires skilled and qualified workers with specialized skills and experience who can perform physically demanding work. As a result of the volatility of the oilfield service industry and the demanding nature of the work, workers may choose to pursue employment in fields that offer a more desirable work environment at wage rates that are competitive. Our ability to be productive and profitable will depend upon our ability to employ and retain skilled workers. In addition, our ability to expand our operations depends in part on our ability to increase the size of our skilled labor force. The demand for skilled workers is high, and the supply is limited. As a result, competition for experienced oilfield service personnel is intense, and we face significant challenges in competing for crews and management with large and well-established competitors. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay, or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Our business could be adversely affected by technological advancements in the future.

As new directional drilling, stimulation and pressure pumping and other well service technologies develop, we may be placed at a competitive disadvantage, and competitive pressure may force us to implement new technologies at a substantial cost. We may not be able to successfully acquire or use new technologies. New technologies could render our current products and services obsolete or significantly reduce demand for our current products and services. As a result, advancements in technology could have a material adverse effect on our business, financial condition and results of operations and cash flows.

Our operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms, which could limit our ability to grow.

The oilfield services industry is capital intensive. We make, and expect to continue to make, substantial capital expenditures in our business and operations. Our 2006 capital budget is estimated to be approximately $108.0 million. To date, we have financed capital expenditures primarily with funding from our equity sponsor, cash generated by operations and borrowings under our credit facilities. In the near term, we intend to finance our capital expenditures primarily with cash flow from operations and borrowings under our revolving credit facility.

There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. Further, our actual capital expenditures in 2006 could exceed our capital expenditure budget. For example, our capital expenditure budget for 2006 does not allocate funds to additional acquisitions. In the event our capital expenditure requirements at any time are greater than the amount we have available, we could be required to seek additional sources of capital, which may include debt financing, joint venture partnerships, sales of assets, offerings of debt or equity securities or other means. We may not be able to obtain any such alternative source of capital or, if we can obtain alternative sources of capital, the terms of such alternative may not be favorable to us. In particular, the terms of any debt financing may include covenants that significantly restrict our operations. Our inability to grow as planned may reduce our chances of maintaining and improving profitability.

Our acquisition strategy exposes us to various risks, including those relating to difficulties in identifying suitable acquisition opportunities and integrating businesses, assets and personnel, as well as difficulties in obtaining financing for targeted acquisitions and the potential for increased leverage or debt service requirements.

As a component of our business strategy, we have pursued and intend to continue to pursue selected acquisitions of complementary assets and businesses. Since our commencement of operations in December 2005, we have completed 16 acquisitions for an aggregate consideration of approximately $136.0 million. Acquisitions involve numerous risks, including:

•	unanticipated costs and assumption of liabilities and exposure to unforeseen liabilities of acquired businesses, including but not limited to environmental liabilities;

•	difficulties in integrating the operations and assets of the acquired business and the acquired personnel;

•	limitations on our ability to properly assess and maintain an effective internal control environment over an acquired business, in order to comply with the recently adopted public reporting requirements;

•	potential losses of key employees and customers of the acquired businesses;

•	risks of entering markets in which we have limited prior experience; and

•	increases in our expenses and working capital requirements.

The process of integrating an acquired business may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a disproportionate amount of management attention and financial and other resources. Our failure to achieve consolidation savings, to incorporate the acquired businesses and assets into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Furthermore, there is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions.

In addition, we may not have sufficient capital resources to complete additional acquisitions. Historically, we have financed capital expenditures primarily with funding from our equity sponsor, cash generated by operations and borrowings under our credit facilities. We may incur substantial indebtedness to finance future acquisitions and also may issue equity, debt or convertible securities in connection with such acquisitions. Debt service requirements could represent a significant burden on our results of operations and financial condition and the issuance of additional equity or convertible securities could be dilutive to our existing stockholders. Furthermore, we may not be able to obtain additional financing on satisfactory terms. Even if we have access to the necessary capital, we may be unable to continue to identify additional suitable acquisition opportunities, negotiate acceptable terms or successfully acquire identified targets.

Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

Our customer base is concentrated within the oil and natural gas production industry and the loss of one or more of our significant customers could cause our revenue to decline substantially.

Our top three customers accounted for approximately 45.3% of our revenue for the six months ended June 30, 2006, with each of the top two customers accounting for more than 10% of our revenue for this period. It is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer decided not to continue to use our services, revenue would decline and our operating results and financial condition could be harmed.

Our indebtedness could restrict our operations and make us more vulnerable to adverse economic conditions.

Our existing and future indebtedness, whether incurred in connection with acquisitions, operations or otherwise, may adversely affect our operations and limit our growth, and we may have difficulty making debt service payments on such indebtedness as payments become due. Our level of indebtedness may affect our operations in several ways, including the following:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	the covenants that are contained in the agreements that govern our indebtedness could limit our ability to borrow funds, dispose of assets, pay dividends and make certain investments;

•	our debt covenants could also affect our flexibility in planning for, and reacting to, changes in the economy and in our industry;

•	any failure to comply with the financial or other covenants of our debt could result in an event of default, which could result in some or all of our indebtedness becoming immediately due and payable;

•	our level of debt could impair our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or other general corporate purposes; and

•	our business may not generate sufficient cash flow from operations to enable us to meet our obligations under our indebtedness.

Further, under our existing revolving credit facility certain change of control events would constitute events of default.

The majority of our debt is structured under floating interest rate terms. A one percentage point increase in the interest rates on our $49.9 million of debt outstanding as of November 1, 2006 would cause a $0.5 million pre-tax annual increase in interest expense.

Our debt under our revolving credit agreement matures in 2008, and we may not be able to extend or refinance it on acceptable terms.

We may not be able to provide services that meet the specific needs of oil and natural gas exploration and production companies at competitive prices.

The markets in which we operate are highly competitive and have relatively few barriers to entry. The principal competitive factors in our markets are price, product and service quality and availability, responsiveness, experience, technology, equipment quality and reputation for safety. We compete with large national and multi-national companies that have longer operating histories, greater financial, technical and other resources and greater name recognition than we do. Several of our competitors provide a broader array of services and have a stronger presence in more geographic markets. In addition, we compete with several smaller companies capable of competing effectively on a regional or local basis. Our competitors may be able to respond more quickly to new or emerging technologies and services and changes in customer requirements. Some contracts are awarded on a bid basis, which further increases competition based on price. As a result of competition, we may lose market share or be unable to maintain or increase prices for our present services or to acquire additional business opportunities, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our operations are subject to hazards inherent in the oil and natural gas industry.

Risks inherent to our industry, such as equipment defects, vehicle accidents, explosions and uncontrollable flows of gas or well fluids, and releases of and exposure to hazardous substances can cause personal injury, loss of life, suspension of operations, damage to formations, damage to facilities, business interruption and damage to or destruction of property, equipment and the environment. These risks could expose us to substantial liability for personal injury, wrongful death, property damage, loss of oil and natural gas production, pollution and other environmental damages. The frequency and severity of such incidents will affect operating costs, insurability and relationships with customers, employees and regulators. In particular, our customers may elect not to purchase our services if they view our environmental or safety record as unacceptable, which could cause us to lose customers and substantial revenues. In addition, these risks may be greater for us because we sometimes acquire companies that may not have allocated significant resources and management focus to safety and environmental matters and may have a poor environmental and safety record.

We work in a dangerous business and our safety procedures may not always prevent accidents. Our insurance coverage may be inadequate to cover our liabilities. In addition, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by us or a claim at a time when we are not able to obtain liability insurance could have a material adverse effect on our ability to conduct normal business operations and on our financial condition, results of operations and cash flows. Although our senior management is committed to improving the Company’s overall environmental and safety record, they may not be successful in doing so.

One of our affiliated companies was involved in an incident in the offshore waters of Louisiana. Certain of our officers and one of our directors served as officers of this affiliated company at the time of the incident. Those with potential claims related to this incident may attempt to pursue their claims against us and these officers and directors.

Prior to the completion of this offering, Services LLC, an affiliated company with which we are under common control, will transfer to us nine of its 12 subsidiaries in return for shares of our common stock. One of the subsidiaries that will not be transferred to us by Services LLC is Athena Construction, L.L.C., or Athena. Athena owns eight barges with cranes that are used in well construction in the shallow waters off the Louisiana Gulf Coast. On October 12, 2006, one of the barges owned and operated by Athena, a barge rented by Athena and a tug boat owned and operated by an unrelated third party caught fire in West Cote Blanche Bay off the coast of Louisiana. The tow boat was pushing the Athena and rental barges. An eight-inch natural gas line was struck, ruptured and ignited around the tow and barges. A spud leg from the Athena barge was found in the lowered position by investigators. The captain of the tow boat and three Athena construction workers died. Two Athena construction workers are missing. The deckhand on the tow boat and one Athena worker survived. Several of our officers and one of our directors also served as officers of Athena at the time of the incident. Lawsuits relating to this incident have been filed in state and federal courts naming Athena, Services LLC and other entities as defendants. Neither our company nor any of our officers or directors have been named as defendants in any such lawsuits. However, it is possible that those with potential claims related to this incident may bring one or more actions against our company and/or certain of our officers and directors seeking damages. We believe we have defenses to any claims that may be brought and would vigorously defend any such claims. Litigation is inherently uncertain, however, and the specific claims that would be made and the outcome of any actions cannot be predicted with certainty at this time. Even if no damages were recoverable from our company, any proceedings involving our officers and/or directors would likely result in a diversion of their attention from the business of managing our company.

We are subject to extensive and costly environmental laws and regulations that may require us to take actions that will adversely affect our results of operations.

Our business is significantly affected by stringent and complex federal, state and local laws and regulations governing the discharge of substances into the environment or otherwise relating to environmental protection. As part of our business, we handle, transport and dispose of a variety of fluids and substances. Specifically, as part of our fluid logistics and well-site services segment, we dispose of fluids, including salt water, into disposal wells. This activity poses some risks of environmental liability, including leakage from the wells to surface and subsurface soils, surface water or groundwater. We currently own four water disposal systems in the Barnett Shale and Southern Oklahoma. We intend to plug one of the disposal wells in Oklahoma and acquire or drill additional disposal wells in the future. We also handle, transport and store these fluids. The handling, transportation, storage and disposal of these fluids are regulated by a number of laws, including the Resource Conservation and Recovery Act; the Comprehensive Environmental Response, Compensation and Liability Act; the Clean Water Act; the Safe Drinking Water Act; and other federal and state laws and regulations promulgated thereunder. Failure to properly handle, transport or dispose of these materials or otherwise conduct our operations in accordance with these and other environmental laws could expose us to liability for governmental penalties, cleanup costs and liability associated with releases of such materials, damages to natural resources and other damages, as well as potentially impair our ability to conduct our operations. We could be exposed to liability for cleanup costs, natural resource damages and other damages under these and other environmental laws. Such liability is commonly on a strict liability basis, without regard to fault. Liability is also potentially imposed on a joint and several basis. Liability may also be imposed as a result of our conduct that was lawful at the time it occurred or the conduct of, or conditions caused by, prior operators or other third parties. Environmental laws and regulations have changed in the past, and they are likely to change in the future. If existing environmental requirements or enforcement policies change, we may be required to make significant unanticipated capital and operating expenditures.

Any failure by us to comply with applicable environmental laws and regulations may result in governmental authorities taking actions that could adversely impact our operations and financial condition, including the:

•	issuance of administrative, civil and criminal penalties;

•	denial or revocation of permits or other authorizations;

•	imposition of injunctive obligations or limitations on our operations; and

•	performance of site investigatory, remedial or other corrective actions.

The effect of environmental laws and regulations on our business is discussed in greater detail under “Business – Government Regulations – Environmental Matters.”

The nature of our industry subjects us to compliance with other regulatory laws.

Our business is significantly affected by state and federal laws and other regulations relating to the oil and natural gas industry in general, and more specifically with respect to environmental, health and safety, waste management and the storage, handling and transportation of hazardous materials and by changes in and the level of enforcement of such laws. The failure to comply with these rules and regulations can result in substantial penalties, revocation of permits, corrective action orders and criminal prosecution. The regulatory burden on the oil and natural gas industry increases our cost of doing business and, consequently, affects our profitability. We may be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. It is impossible for management to predict the cost or impact of such laws and regulations on our future operations.

A terrorist attack or armed conflict could harm our business.

Terrorist activities, anti-terrorist efforts and other armed conflicts involving the United States or other countries may adversely affect the United States and global economies and could prevent us from meeting our financial and other obligations. If any of these events occur, the resulting political instability and societal disruption could reduce overall demand for oil and natural gas, potentially putting downward pressure on demand for our services and causing a reduction in our revenues. Oil and natural gas related facilities could be direct targets of terrorist attacks, and our operations could be adversely impacted if infrastructure integral to our customers’ operations is destroyed or damaged. Costs for insurance and other security may increase as a result of these threats, and some insurance coverage may become more difficult to obtain, if available at all.

Conservation measures and technological advances could reduce demand for oil and natural gas.

Fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to oil and natural gas, technological advances in fuel economy and energy generation devices could reduce demand for oil and natural gas. Management cannot predict the impact of the changing demand for oil and gas services and products, and any major changes may have a material adverse effect on our business, financial condition, results of operations and cash flows.

Increasing trucking regulations may increase our costs and negatively impact our results of operations.

Among the services we provide, we operate as a motor carrier and, therefore, are subject to regulation by the U.S. Department of Transportation and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations and regulatory safety. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by the U.S. Department of Transportation. To a large degree, intrastate motor carrier operations are subject to state safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations.

From time to time, various legislative proposals are introduced, including proposals to increase federal, state or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Losses and liabilities from uninsured or underinsured drilling and operating activities could have a material adverse effect on our financial condition and operations.

We ordinarily maintain insurance against various losses and liabilities arising from our operations; however, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Thus, losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business activities, financial condition and results of operations.

We will be subject to the requirements of Section 404 of the Sarbanes-Oxley Act. Our management and auditors have identified material weaknesses in the operation of our internal controls. If we are unable to remedy these weaknesses and timely comply with Section 404 or if the costs related to compliance are significant, our profitability, stock price and results of operations and financial condition could be materially adversely affected.

We will be required to comply with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 as of December 31, 2008. Section 404 requires that we document and test our internal control over financial reporting and issue management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm opine on those internal controls and management’s assessment of those controls. We are currently evaluating our existing controls against the standards adopted by the Committee of Sponsoring Organizations of the Treadway Commission. In connection with preparing our financial statements for the periods ended December 31, 2005 and June 30, 2006, we and our auditors have identified material weaknesses and certain other deficiencies relating to our control over the financial reporting process. The Public Company Accounting Oversight Board has defined a material weakness as a control deficiency, or combination of control deficiencies, that result in more than a remote likelihood that a material misstatement of the annual or interim statements will not be prevented or detected. Accordingly, a material weakness increases the risk that the financial information we report contains material errors.

During the course of preparing our financial statements, we recorded numerous adjustments after the books were closed. Many of these adjustments were not identified or properly recorded in a timely manner, or the adjustments were identified by our auditors. The primary factors contributing to these adjustments included lack of systems integration, lack of period-end closing control processes, many manually intensive functions and a limited number of properly trained personnel. These factors were the result of our 16 business acquisitions completed in a six-month period following our inception.

To remediate these control deficiencies, we anticipate hiring additional accounting personnel and completing the implementation of our enterprise-wide accounting system and process redesign plans so that financial reporting is timely and reliable. However, the steps we are taking to remediate these material weaknesses may not be effective. In addition, we cannot be certain at this time that we will be able to successfully complete the procedures, certification and attestation requirements of Section 404 or that we or our auditors will not identify additional material weaknesses in internal control over financial reporting. If we fail to comply with the requirements of Section 404 or if we or our auditors identify and report such additional material weakness, the accuracy and timeliness of the filing of our annual and quarterly reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

We believe that the out-of-pocket costs, the diversion of management’s attention from running the day-to-day operations and operational changes caused by the need to comply with the requirements of Section 404 of the Sarbanes-Oxley Act could be significant. If the time and costs associated with such compliance exceed our current expectations, our results of operations could be adversely affected.

Risks Related to this Offering and Our Common Stock

Our largest stockholder controls a significant percentage of our common stock, and its interests may conflict with those of our other stockholders.

Upon completion of this offering, Wexford will beneficially own approximately         % of our common stock, or         % if the underwriters exercise their over-allotment option in full. See “Principal Stockholders.” As a result, Wexford will continue to be able to exercise significant influence, and in most cases control over matters requiring stockholder approval, including the election of directors, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of Wexford with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders. Wexford’s continued concentrated ownership will make it impossible for another company to acquire us and for you to receive any related takeover premium for your shares unless Wexford approves the acquisition.

Since we are a “controlled company” for purposes of The NASDAQ Global Market’s corporate governance requirements, our stockholders will not have, and may never have, the protections that these corporate governance requirements are intended to provide.

Since we are a “controlled company” for purposes of The NASDAQ Global Market’s corporate governance requirements, we are not required to comply with the provisions requiring that a majority of our directors be independent, the compensation of our executives be determined by independent directors or nominees for election to our board of directors be selected by independent directors. As a result, our stockholders will not have, and may never have, the protections that these rules are intended to provide.

The corporate opportunity provisions in our certificate of incorporation could enable Wexford, our equity sponsor, or other affiliates of ours to benefit from corporate opportunities that might otherwise be available to us.

Subject to the limitations of applicable law, our certificate of incorporation, among other things:

•	permits us to enter into transactions with entities in which one or more of our officers or directors are financially or otherwise interested;

•	permits any of our stockholders, officers or directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	provides that if any director or officer of one of our affiliates who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such affiliates and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.

These provisions create the possibility that a corporate opportunity that would otherwise be available to us may be used for the benefit of one of our affiliates.

We have engaged in transactions with our affiliates and expect to do so in the future. The terms of such transactions and the resolution of any conflicts that may arise may not always be in our or our stockholders’ best interests.

We have engaged in transactions and expect to continue to engage in transactions with affiliated companies. As described under the caption “Related Party Transactions,” these include, among others, administrative services provided to us by Gulfport Energy Corporation, a disposal well drilled for us by Bronco Drilling Company, oilfield services provided by us to Windsor Energy Group LLC and real property leased by us from Caliber Development Company LLC. Mike Liddell, one of our directors and our Chairman of the Board, is also a director and the Chairman of the Board of Gulfport, Bronco and Windsor. This may create conflicts of interest because Mr. Liddell has responsibilities to Gulfport, Bronco and Windsor and their respective stockholders. His duties as a director of these companies may conflict with his duties as a director of our company in connection with business dealings between us and them. The resolution of these conflicts may not always be in our or our stockholders’ best interests. Further, as of November 1, 2006, Wexford, our equity sponsor, or its affiliates, beneficially owned 41%, 44% and 100%, respectively, of the outstanding equity interests of Bronco, Gulfport and Windsor and was the controlling member of Caliber. These overlapping ownerships may also create conflicts that may not always be resolved in our or our stockholders’ best interests. See “Related Party Transactions” for information regarding our transactions with these companies.

We will incur increased costs as a result of being a public company, which may significantly affect our financial condition.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. We will incur costs associated with our public company reporting requirements. We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NASD. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

There has been no public market for our common stock and if the price of our common stock fluctuates significantly, your investment could lose value.

Prior to this offering, there has been no public market for our common stock. Although we intend to apply to have our common stock listed on The NASDAQ Global Market, we cannot assure you that an active public market will develop for our common stock or that our common stock will trade in the public market subsequent to this offering at or above the initial public offering price. If an active public market for our common stock does not develop, the trading price and liquidity of our common stock will be materially and adversely affected. If there is a thin trading market or “float” for our stock, the market price for our common stock may fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, investors may be unable to liquidate their investment in us. The initial offering price, which will be negotiated between us and the underwriters, may not be indicative of the trading price for our common stock after this offering. In addition, the stock market is subject to significant price and volume fluctuations, and the price of our common stock could fluctuate widely in response to several factors, including:

•	our quarterly or annual operating results;

•	changes in our earnings estimates;

•	investment recommendations by securities analysts following our business or our industry;

•	additions or departures of key personnel;

•	changes in the business, earnings estimates or market perceptions of our competitors;

•	our failure to achieve operating results consistent with securities analysts’ projections;

•	changes in industry, general market or economic conditions; and

•	announcements of legislative or regulatory change.

The stock market has experienced extreme price and volume fluctuations in recent years that have significantly affected the quoted prices of the securities of many companies, including companies in our industry. The changes often appear to occur without regard to specific operating performance. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company and these fluctuations could materially reduce our stock price.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales may occur, could cause the market price of our common stock to decline. See “Shares Eligible for Future Sale.” In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock.

After this offering, we will have              shares of common stock outstanding, excluding stock options. Of these shares, all shares sold in this offering, other than shares, if any, purchased by our affiliates, will be freely tradable. We, Services LLC and our officers and directors will be subject to agreements that limit their ability to sell our common stock held by them. These holders cannot sell or otherwise dispose of any shares of our common stock for a period of at least 180 days after the date of this prospectus, which period may be extended under limited circumstances, without the prior written consent of Jefferies & Company, Inc. However, these lock-up agreements are subject to certain specific exceptions.

Purchasers in this offering will experience immediate dilution and will experience further dilution with the future exercise of stock options.

The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, you will experience immediate and substantial dilution of approximately $             per share, representing the difference between our net tangible book value per share as of              after giving effect to this offering and an assumed initial public offering price of $             (which is the midpoint of the range set forth on the cover of the prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (which is the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) our net tangible book value per share after giving effect to this offering by $            , and increase (decrease) the dilution to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offered expenses payable by us. See “Dilution” for a description of dilution.

We may issue preferred stock, the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

Provisions in our certificate of incorporation and bylaws will make it more difficult to effect a change in control of the company, which could adversely affect the price of our common stock.

The existence of some provisions in our certificate of incorporation and bylaws could delay or prevent a change in control of our company, even if that change would be beneficial to our stockholders. Our certificate of incorporation and bylaws will contain provisions that may make acquiring control of our company difficult, including:

•	provisions regulating the ability of our stockholders to nominate directors for election or to bring matters for action at annual meetings of our stockholders;

•	limitations on the ability of our stockholders to call a special meeting and act by written consent;

•	the ability of our board of directors to adopt, amend or repeal bylaws, and the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained for stockholders to amend our bylaws;

•	the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained to remove directors;

•	the requirement that the affirmative vote of holders representing at least 66 2/3% of the voting power of all outstanding shares of capital stock be obtained to amend our certificate of incorporation; and

•	the authorization given to our board of directors to issue and set the terms of preferred stock without the approval of our stockholders.

These provisions also could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders, which may limit the price that investors are willing to pay in the future for shares of our common stock.

We do not intend to pay cash dividends on our common stock in the foreseeable future and, therefore, only appreciation of the price of our common stock will provide a return to our stockholders.

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future. Any future determination as to the declaration and payment of cash dividends will be at the discretion of our board of directors and will depend upon our financial condition, results of operations, contractual restrictions capital requirements, business prospects and other factors deemed relevant by our board of directors. In addition, the terms of our revolving credit facility prohibit us from paying dividends and making other distributions. As a result, only appreciation of the price of our common stock, which may not occur, will provide a return to our stockholders.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which may include statements about our:

•	business strategy;

•	planned acquisitions and future capital expenditures;

•	technology;

•	financial strategy;

•	future operating results; and

•	plans, objectives, expectations and intentions.

All of these types of statements, other than statements of historical fact included in this prospectus, are forward-looking statements. These forward-looking statements may be found in the “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and other sections of the prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “seek,” “objective” or “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this prospectus are largely based on our expectations, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management’s assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this prospectus are not guarantees of future performance, and we cannot assure any reader that such statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the many factors including those listed in the “Risk Factors” section and elsewhere in this prospectus. All forward-looking statements speak only as of the date of this prospectus. We do not intend to publicly update or revise any forward-looking statements as a result of new information, future events or otherwise. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Use of Proceeds

Our net proceeds from the sale of the              shares of common stock in this offering, assuming a public offering price of $             per share (which is the midpoint of the range set forth on the cover of this prospectus), are estimated to be $             million, after deducting underwriting discounts and commissions and estimated offering expenses. The net proceeds would be $             million if the underwriters’ overallotment option is exercised in full. We intend to use the proceeds of this offering to repay outstanding indebtedness under (a) our credit facility with Fortis Capital Corp. and other lenders and (b) our revolving credit facility with Kappa Investors LLC, an entity controlled by Wexford. Any remaining proceeds will be used for general corporate purposes, which may include funding capital expenditures.

We entered into a revolving credit facility with Fortis Capital Corp. and certain other lenders on August 30, 2006. As of November 1, 2006, we had outstanding borrowings of $35.9 million under this credit facility. Borrowings bear interest, at our option, at a rate equal to either the London Interbank Offered Rate, or LIBOR, plus 2.25%, or the prime rate plus 1.25%. At November 1, 2006, our average interest rate under this facility was 7.59%. The credit facility requires that the net proceeds from this offering be used to repay outstanding borrowings. Prior borrowings under this facility were used to repay our outstanding indebtedness of $7.9 million under our revolving credit agreement with Coppermark Bank, to repay $7.0 million of outstanding indebtedness under our credit facility with Kappa Investors, to repay other debt of $0.9 million, and for general corporate purposes.

In July and August of 2006, we borrowed an aggregate of $21.0 million from Kappa Investors, which was used for capital expenditures and general corporate purposes. As of November 1, 2006, $14.0 million was outstanding under this facility and bore interest at a rate of LIBOR plus 4% per annum. Borrowings under this facility are due upon the earlier of July 5, 2007 and the closing of this offering.

Pending these uses, we may invest the net proceeds from this offering temporarily in short-term, investment-grade, interest bearing securities or guaranteed obligations of the United States government.

Dividend Policy

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, the terms of our credit facility with Fortis prohibit us from paying dividends and making other distributions. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

Capitalization

The following table sets forth, as of June 30, 2006, a summary of:

•	our actual capitalization; and

•	our capitalization as adjusted to give effect to (a) our issuance of shares of our common stock in our merger with Diamondback Holdings (see “About Us”), (b) the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (which is the midpoint of the range set forth on the cover of this prospectus) and the application of the net proceeds from such offering to repay outstanding borrowings as described under the caption “Use of Proceeds,” (c) the issuance of an aggregate of shares of restricted stock under our 2006 Equity Incentive Plan in connection with this offering, and (d) the issuance of an aggregate of shares of our common stock to certain former stockholders of Packers & Service Tools, Inc. under the stock purchase agreement pursuant to which we acquired all of the outstanding shares of that company.

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes appearing elsewhere in this prospectus.

(in thousands)
	As of June 30, 2006
	Actual	As Adjusted for Offering (1)
Cash and cash equivalents	$6,174	$

Total debt (2)	$8,715		$—
Carve-out equity	164,223		—
Stockholders’ equity:
Common stock, par value $0.01; 1,000 shares authorized and shares issued and outstanding actual; 100,000,000 shares authorized and shares issued and outstanding as adjusted for the offering	—
Additional paid-in capital	—

Total stockholders’ equity	—		—

Total capitalization	$172,938	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $ per share (which is the midpoint of the range set forth on the cover of this prospectus) would increase (decrease) each of cash and cash equivalents, additional paid-in-capital and total capitalization by $ , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(2)	Includes our long-term debt, line of credit, current portion of long-term debt and book overdraft, and excludes a $2.8 million obligation incurred in connection with our acquisition of Packers which we intend to satisfy through the issuance of our common stock. See Note B to our consolidated financial statements.

Dilution

Our reported net tangible book value as of June 30, 2006 was $             million, or $             per share, based upon              shares outstanding as of that date after giving pro forma effect to the transfer and the merger. Net tangible book value per share is determined by dividing such number of outstanding shares of common stock into our net tangible book value, which is our total tangible assets less total liabilities. Assuming the sale by us of              shares of common stock offered in this offering at an estimated initial public offering price of $             per share (which is the midpoint of the range set forth on the cover of this prospectus) and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book value as of June 30, 2006 would have been approximately $             million, or $             per share after giving pro forma effect to the transfer and the merger. This represents an immediate increase in net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing shares at the initial public offering price.

The following table illustrates the per share dilution:

Assumed initial public offering price per share		$
Net tangible book value per share as of June 30, 2006	$
Increase per share attributable to new investors	$
As adjusted net tangible book value per share after the offering		$

Dilution per share to new investors		$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share (which is the midpoint of the range set forth in the cover of this prospectus) would increase (decrease) our net tangible book value after the offering by $            , and increase (decrease) the dilution to new investors by $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of June 30, 2006, after giving pro forma effect to the transfer and the merger, the number of shares of common stock issued by us to our existing stockholders and by the new investors at the assumed initial public offering price of $             per share, together with the total consideration paid and average price per share paid by each of these groups, before deducting underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$	%	$
New investors		%		%

Total		100.0%		$100.0%	$

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will be increased to                     , or approximately         % of the total number of shares of our common stock.

The data in the table excludes              shares of restricted common stock under our 2006 Equity Incentive Plan that will be issued in connection with the completion of this offering and shares valued at $2.8 million of our common stock that will be issued to certain former stockholders of Packers & Service Tools, Inc. as a portion of the purchase price for the outstanding stock of that company.

Selected Historical Financial Data

The following table sets forth selected historical financial data as of and for each of the periods indicated. The data as of December 31, 2001, 2002 and 2003 and for the years ended December 31, 2001 and 2002 are derived from the historical unaudited financial statements of Quantum Drilling Motors, L.L.C. (Quantum). The data for the year ended December 31, 2003, as of and for the year ended December 31, 2004 and as of and for the 11 months ended November 30, 2005 are derived from the historical audited financial statements of Quantum, our predecessor, for the periods indicated. The data as of and for the period from September 29, 2005 (inception) to December 31, 2005 are derived from our historical audited consolidated financial statements for such period. The data as of and for the period ended June 30, 2006 are derived from our historical unaudited consolidated financial statements for the interim period indicated. The unaudited information was prepared on a basis consistent with that used in preparing our audited financial statements and includes all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of the financial position and results of operations for the unaudited periods. Operating results for the six months ended June 30, 2006 and other historical periods presented are not necessarily indicative of results that may be expected for the entire year 2006 or any future periods. You should review this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Statements of Operations” and our consolidated historical financial statements and related notes and Quantum’s historical financial statements and related notes included elsewhere in this prospectus.

(In thousands, except per share data)	Predecessor (1)
	Year Ended December 31,				11 Months Ended November 30, 2005	Period from September 29, 2005 (Inception) to December 31, 2005 (2)	Six Months Ended June 30, 2006 (2)
	2001	2002	2003	2004
Statements of Operations Data:
Revenue:
Drilling technology services and applications	$2,450	$2,688	$5,298	$10,252	$21,586	$2,501	$20,598
Stimulation and pumping services	—	—	—	—	—	—	8,076
Fluid logistics and well-site services	—	—	—	—	—	—	28,631
Completion and production services	—	—	—	—	—	—	3,484

Total	2,450	2,688	5,298	10,252	21,586	2,501	60,789
Costs and Expenses:
Cost of revenues	830	1,332	3,328	6,349	13,551	1,677	36,587
Selling, general and administrative	750	947	1,646	3,180	6,338	733	9,156
Depreciation, amortization and accretion	118	119	258	473	893	205	6,911

Operating income (loss)	752	290	66	250	804	(114)	8,135
Interest expense	10	5	11	78	192	82	315
Other expense (income)	267	132	—	(1)	109	(1)	(232)
Provision for income taxes	—	—	—	—	—	—	787

Net income (loss)	$475	$153	$55	$173	$503	$(195)	$7,265

Pro Forma C Corporation Data: (3) (4)
Historical income (loss) before income taxes	$475	$153	$55	$173	$503	$(195)	$8,052
Pro forma provision (benefit) for income taxes	179	58	21	65	190	(74)	3,039

Pro forma net income (loss)	$296	$95	$34	$108	$313	$(121)	$5,013

Pro forma income (loss) per common share – basic and diluted
Weighted average pro forma shares outstanding – basic and diluted

Other Financial Data:
EBITDA (5)			$324	$724	$1,588	$92	$15,278
Cash flows from operating activities			(118)	372	2,998	(110)	11,313
Cash flows from investing activities			(487)	(1,355)	(4,916)	(34,995)	(133,762)
Cash flows from financing activities			605	995	1,932	35,769	127,959
Capital expenditures:
Acquisitions, net of cash acquired (6)			—	—	—	25,464	84,559
Property and equipment			668	1,376	5,373	931	48,620

(In thousands)	Predecessor(1)
	As of December 31,				As of November 30, 2005	As of December 31, 2005(2)	As of June 30, 2006(2)
	2001	2002	2003	2004

Balance Sheet Data:
Total current assets	$504	$791	$1,636	$3,099	$6,017	$6,675	$35,956
Total assets	1,101	1,195	3,067	5,233	12,434	41,230	197,570
Total current liabilities	458	572	1,696	3,737	10,252	5,595	26,081
Long-term debt, net of current maturities	—	—	594	395	278	60	777
Total liabilities	458	572	2,290	4,299	10,530	5,656	33,347
Total equity	$643	$623	$777	$934	$1,904	$35,574	$164,223

(1)	Since we succeeded to substantially all of the business of Quantum and our own operations prior to that acquisition were insignificant relative to the operations acquired, the pre-acquisition operations of Quantum have been designated as our “predecessor.”

(2)	Prior to the completion of this offering, the assets, liabilities, revenues and expenses of certain corporations, limited liability companies and partnerships will be transferred by our affiliate Diamondback Energy Services LLC, a company controlled by Wexford and referred to as Services LLC, to our parent, Diamondback Holdings, LLC, which will thereafter be merged with Diamondback Energy Services, Inc., the issuer of the common stock to be sold in this offering. Diamondback Energy Services, Inc. was formed as a Delaware corporation in November 2006 and will not conduct any material business operations prior to the merger. The financial data in the above table as of and for the periods ended December 31, 2005 and June 30, 2006 are the financial data of Services LLC prepared on a carve-out basis to include only (a) the assets, liabilities, revenues and expenses of the entities transferred to us since the date of their respective acquisition and (b) corporate borrowings and substantially all of the expenses of Services LLC since its formation in September 2005. See Note A to our consolidated financial statements appearing elsewhere in this prospectus.
(3)	Quantum and Services LLC are entities treated as partnerships for federal income tax purposes. As a result, essentially all taxable earnings and losses were passed through to their members, and federal income taxes were not paid at the entity level. Upon completion of this offering, we will be taxed as a C corporation. For comparative purposes, we have included a pro forma provision (benefit) for income taxes assuming we had been taxed as a C corporation in all periods prior to the transfer and merger. The unaudited pro forma data are presented for informational purposes only, and do not purport to project our results of operations for any future period or our financial position as of any future date.

(4)	Unaudited pro forma basic and diluted income (loss) per share is presented for all periods on the basis of shares to be issued to Services LLC in connection with the transfer and merger discussed in note 2 above.

(5)	EBITDA consists of net income (loss) before interest expense, taxes, depreciation, amortization and accretion. See “Non-GAAP Financial Measures.” EBITDA is included in this prospectus because our management considers it an important supplemental measure of our performance and believes that it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, some of which present EBITDA when reporting their results. We regularly evaluate our performance as compared to other companies in our industry that have different financing and capital structures and/or tax rates by using EBITDA. In addition, we use EBITDA in evaluating acquisition targets. Management also believes that EBITDA is a useful tool for measuring our ability to meet our future debt service, capital expenditures and working capital requirements, and EBITDA is commonly used by us and our investors to measure our ability to service indebtedness. Our revolving credit facility also includes a definition of EBITDA which is used in the calculation of certain covenants. EBITDA herein is not the same as would be calculated under the revolving credit facility. EBITDA is not a substitute for the GAAP measures of earnings or of cash flow and is not necessarily a measure of our ability to fund our cash needs. In addition, it should be noted that companies calculate EBITDA differently and, therefore, EBITDA has material limitations as a performance measure because it excludes interest expense, taxes, and depreciation, amortization and accretion. The table below reconciles EBITDA with our net income (loss).

(6)	Acquisitions, net of cash acquired, consist only of the cash component of acquisitions. It does not include common stock and notes issued for acquisitions, nor does it include other non-cash consideration issued for acquisitions.

Reconciliation of EBITDA

(In thousands)	Predecessor
	Year Ended December 31,		11 Months Ended November 30, 2005	Period from September 29, 2005 (Inception) to December 31, 2005	Six Months Ended June 30, 2006
	2003	2004

Net income (loss)	$55	$173	$503	$(195)	$7,265
Plus: interest expense	11	78	192	82	315
Plus: tax expense	—	—	—	—	787
Plus: depreciation, amortization and accretion	258	473	893	205	6,911

EBITDA	$324	$724	$1,588	$92	$15,278

Unaudited Pro Forma Combined Statements of Operations

The following are our unaudited pro forma combined statements of operations for the year ended December 31, 2005 and six months ended June 30, 2006. Prior to the completion of this offering, the assets, liabilities, revenues and expenses of the corporations, limited liability companies and partnerships identified below will be transferred to us by Services LLC, which acquired or formed such entities during the period December 2005 through March 2006. These unaudited pro forma combined statements of operations give pro forma effect to the following acquisitions as if they had been consummated on January 1, 2005.

•	The acquisition of Quantum Drilling Motors, L.L.C., which we refer to as Quantum.

•	The acquisition of Sooner Trucking & Oilfield Services, Inc. and its affiliates, which we collectively refer to as Sooner-Total.

•	The acquisition of Packers & Service Tools, Inc., which we refer to as Packers.

•	The acquisition of Pioneer Oilfield Services, Inc., which we refer to as Pioneer.

As all the acquisitions occurred prior to June 30, 2006, they are all reflected in our historical unaudited consolidated balance sheet as of June 30, 2006. Accordingly, no pro forma balance sheet information has been provided.

All acquisitions were accounted for as purchases and, as a result, the acquired assets were recorded at their fair value at the time of purchase. The fair values were based upon an outside firm’s estimates of fair value and are believed to be reasonable. However, certain of the appraisals have not been finalized and the allocation of the purchase price may change when appraisals are complete.

The following unaudited pro forma combined statements of operations and accompanying notes should be read together with our historical financial statements and the historical statements of Sooner-Total, Quantum and Pioneer appearing elsewhere in this prospectus. The unaudited pro forma combined statements of operations were derived by adjusting those historical financial statements. The adjustments are based on currently available information and certain estimates and assumptions that our management believes provide a reasonable basis for presenting the significant effects of the acquisition specified above. The pro forma adjustments give appropriate effect to the assumptions made and are properly applied in the unaudited pro forma combined statements of operations.

The unaudited pro forma combined statements of operations do not purport to present our results of operations had the acquisitions actually been completed as of the dates indicated. Moreover, they do not purport to project our results of operations for any future date or period.

Unaudited Pro Forma Combined Statements of Operations

For the Year Ended December 31, 2005

(in thousands)	Diamondback December 2005	Quantum	Sooner/Total Combined	Packers	Pioneer	Pro Forma Adjustments		Pro Forma Combined
Revenues	$2,501	$21,586	$48,011	$3,963	$2,954	—		$79,015
Costs and expenses
Cost of revenues	1,677	13,551	27,614	2,255	1,924	—		47,021
Selling, general and administrative	733	6,338	2,866	679	296	—		10,912
Depreciation, amortization and accretion	205	892	3,373	146	100	1,374	(a)	11,812
						5,383	(b)
						211	(c)
						128	(d)

Total costs and expenses	$2,615	$20,781	$33,853	$3,080	$2,320	$7,096		$69,745
Operating income (loss)	(114)	805	14,158	883	634	(7,096)		9,270
Other income and expense
Other income (expense)	1	(109)	94	40	(82)	—		(56)
Gain on sale of assets	—	—	41	—	10	—		51
Interest expense	(82)	(193)	(810)	(30)	(3)	787	(e)	(517)
						(186	)(f)

Income (loss) before income taxes	(195)	503	13,483	893	559	(6,495)		8,748
Income tax	—	—	—	225	—	2,976	(g)	3,201

Net income (loss)	$(195)	$503	$13,483	$668	$559	$(9,471)		$5,547

Other Financial Data:
EBITDA	$92	$1,588	$17,666	$1,069	$662	—		$21,077

Unaudited Pro Forma Combined Statements of Operations

For the Six Months Ended June 30, 2006

(In thousands)	Diamondback	Packers Historical	Pioneer Historical	Pro Forma Adjustments		Pro Forma Combined
Revenues	$60,789	$309	$557	—		$61,655

Costs and expenses
Cost of revenues	36,587	194	258	—		37,039
Selling, general and administrative	9,156	60	78	—		9,294
Depreciation, amortization and accretion	6,911	17	19	1,487	(h)	8,487
				27	(c)
				26	(d)

Total costs and expenses	$52,654	$271	$355	$1,540		$54,820
Operating income (loss)	8,135	38	202	(1,540)		6,835

Other income and expense
Other income	250	—	(17)	—		233
Gain (loss) on sale of assets	(18)	—	—	—		(18)
Interest expense	(315)	(3)	—	(16	)(f)	(334)

Income (loss) before income taxes	8,052	35	185	(1,556)		6,716

Income tax	787	13	—	1,587	(g)	2,387

Net income (loss)	$7,265	$22	$185	$(3,143)		$4,329

Other Financial Data:
EBITDA	$15,278	$55	$204	$—		$15,537

Note 1. Basis of Presentation

The historical financial information is derived from the historical statements of operations of Services LLC, Quantum, Sooner-Total, Packers and Pioneer. All acquisitions were accounted for as purchases, and, as a result, these assets are recorded at their fair value at the time of purchase, as follows.

•	On December 16, 2005, we acquired substantially all of the assets of Quantum. The assets acquired included Monel drill collars, straight hole and directional drilling motors, Measurement While Drilling, or MWD, equipment, other related drilling equipment and components and other tangible and intangible property. The net purchase price was approximately $26.0 million, which included the repayment of $3.7 million of debt. This purchase price is pending final adjustments.

•	In January 2006, we closed a series of purchase agreements, with a purchase accounting effective date of January 1, 2006, under which we acquired all of the issued and outstanding equity interests in two entities and substantially all of the assets of eleven other entities, all of which were under related ownership. In these transactions, we acquired equipment, vehicles, trucks, frac tanks, trailers, backhoes, tanks, tractors, pumps, mobile fluid manifolds, pipe and other tangible and intangible property. We also acquired real estate in Oklahoma and Texas, which included disposal wells. These transactions closed simultaneously on January 10, 2006, and the aggregate purchase price was approximately $89.7 million, which included the repayment of debt of approximately $12.5 million.

•	On January 31, 2006, we acquired all of the issued and outstanding shares of capital stock of Packers. In this transaction, we acquired trucks, trailers, packers, downhole equipment and tools and other tangible and intangible property. The purchase price was $1.9 million in cash and an agreement to issue shares of our common stock valued at $2.8 million. The number of shares will be calculated by the premarket opening price of our common stock as of the first trading day for the initial public offering.

•	On March 23, 2006, we acquired substantially all of the assets of Pioneer. The assets acquired included several light towers and compressors, vehicles, trailers, travel trailers, backhoes, pumps, valves, flow-back tanks and other tangible and intangible property. The purchase price was $1.8 million.

Note 2. Pro Forma Adjustments and Assumptions

(a)	To reflect an increase in depreciation and amortization expense resulting from the purchase of Quantum equipment in service, depreciated on a straight-line basis over three to five years, and customer relationships and a non-compete agreement amortized over an estimated useful period approximating ten years and four years, respectively.

(b)	To reflect an increase in depreciation and amortization expense resulting from the purchase of Sooner-Total property and equipment in service, depreciated on a straight-line basis over three to 15 years for the equipment and 30 years for the purchased buildings, and customer relationships amortized over an estimated useful period approximating ten years.

(c)	To reflect an increase in depreciation and amortization expense resulting from the purchase of Packers equipment in service, depreciated on a straight-line basis over three to five years, and amortization of customer relationships over an estimated useful period approximating ten years and straight-line amortization of a trademark over 20 years.

(d)	To reflect an increase in depreciation and amortization expense resulting from the purchase of Pioneer equipment in service, depreciated on a straight-line basis over three to seven years, and amortization of customer relationships over an estimated useful period approximating ten years and straight-line amortization of a trademark over two years.

(e)	Reflects the elimination of historical interest expense of the acquired entities for debt that was not assumed or debt that was paid off at acquisition.

(f)	To reflect the accretion of the discount on the obligation incurred in the purchase agreement relating to the Packers acquisition.

(g)	To reflect income taxes for our predecessor assuming our predecessor was operated as a taxable corporation throughout the period (see Note 3).

(h)	To reflect an increase in amortization of customer relationships, this adjustment is necessary based on our assumption that the acquired entities were acquired on January 1, 2005. Amortization of customer relationships is higher during the second year of operations when compared to the first year.

Note 3. Income Taxes

Our predecessor, a limited liability company, was classified as a partnership for income tax purposes. Accordingly, income taxes on net earning were payable by members and are reflected in historical financial statements except for taxes associated with a taxable subsidiary. Pro forma adjustments are reflected to provide for income taxes in accordance with Statement of Financial Accounting Standards No. 109. For unaudited pro forma income tax calculations, a statutory Federal tax rate of 34% and state effective tax rate of 3.7% (net of Federal income tax effects) were used for the pro forma enacted tax rate. The pro forma tax effects are based upon currently available information and assume the Company had been a taxable entity in the periods presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma effects.

Based on estimates of the temporary differences as of June 30, 2006, upon conversion to a taxable entity, net deferred income tax liabilities of approximately $436,000 will be recognized with a corresponding charge to earnings. This charge has not been reflected in the pro forma adjustments.

Note 4. Reconciliation of EBITDA

(in thousands)	Year Ended December 31, 2005
	Diamondback December 2005	Quantum	Sooner/Total Combined	Packers	Pioneer	Pro Forma Adjustments	Pro Forma Combined
Net income (loss)	$(195)	$503	$13,483	$668	$559	$(9,471)	$5,547
Plus: interest expense	82	193	810	30	3	(601)	517
Plus: tax expenses	—	—	—	225	—	2,976	3,201
Plus: depreciation, amortization and accretion	205	892	3,373	146	100	7,096	11,812

EBITDA	$92	$1,588	$17,666	$1,069	$662	$—	$21,077

(in thousands)	Six Months Ended June 30, 2006
	Diamondback	Packers Historical	Pioneer Historical	Pro Forma Adjustments	Pro Forma Combined
Net income (loss)	$7,265	$22	$185	$(3,143)	$4,329
Plus: interest expense	315	3	—	(16)	334
Plus: tax expenses	787	13	—	1,587	2,387
Plus: depreciation, amortization and accretion	6,911	17	19	1,540	8,487

EBITDA	$15,278	$55	$204	$—	$15,537

Management’s Discussion and Analysis of Financial Condition and

Results of Operations

The following discussion and analysis should be read in conjunction with the “Selected Historical Financial Data,” “Unaudited Pro Forma Combined Statements of Operations,” and our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements reflecting our current expectations and estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Introduction

During the period December 2005 through March 2006, Services LLC, a company also controlled by Wexford, completed, among others, the acquisition of the assets of or equity interests in Quantum, Sooner-Total, Packers and Pioneer. During the first six months of 2006, Services LLC also formed four new subsidiaries to perform oilfield services. Prior to the completion of this offering, these assets and operations are held through nine subsidiaries that will be transferred to our parent, Diamondback Holdings, which will then merge with us. In the merger, Services LLC will be issued shares of our common stock.

Diamondback Energy Services, Inc. was formed as a Delaware corporation in November 2006 and will not conduct any material business operations until the transfer and the merger are completed. Our historical financial statements included in this prospectus reflect our historical financial statements of Services LLC prepared on a carve-out basis to include (a) the assets, liabilities, revenues and expenses of the entities transferred to us since the date of their respective acquisition and (b) corporate borrowings and substantially all of the expense of Services LLC since its formation in September 2005. See Note A to our consolidated financial statements appearing elsewhere in this prospectus.

Since we succeeded to substantially all of the business of Quantum and our own operations prior to that acquisition were insignificant relative to the operations acquired, the pre-acquisition operations of Quantum have been designated as our “predecessor.” Because our operations effectively began in December 2005 and have grown rapidly during the first six months of 2006, comparisons of our financial results to prior periods are not meaningful. Accordingly, the discussion below of our results of operations focuses on the six months ended June 30, 2006.

Overview

We are a diversified oilfield services company focused on providing technology-driven solutions to maximize the recovery and present value of oil and natural gas production streams. Our services focus on enhancing drilling and production for our customers and encompass the life-cycle of the well, from drilling and production through completion, stimulation and eventual abandonment. They include drilling technology services and applications, stimulation and pumping services, fluid logistics and well-site services and completion and production services.

Our business is focused in both proven oil and natural gas basins and emerging high-growth resource plays in Texas, Oklahoma, Louisiana and the Rocky Mountains. We believe that the services we provide are critical in increasing the ultimate recovery and present value of production streams from resource plays. The majority of our operations are located in the Barnett Shale in North Texas, and the Anadarko Basin, the Woodford Shale and other basins across Oklahoma.

We currently conduct our operations through the following four business segments:

•

Drilling Technology Services and Applications. Our drilling technology services and applications are designed to allow our customers to reach the intended total well depth faster and with more precision, thus optimizing well economics. Our services include renting downhole motors, motors equipped with Measurement While Drilling, or MWD, technology and shock subs, as well as providing advanced technical drilling expertise.

•	Stimulation and Pumping Services. Our stimulation and pumping services consist of pressure pumping and water transfer services. As part of our pressure pumping services, we provide hydraulic fracturing, acidizing and cementing services. These services are used in optimizing hydrocarbon flow paths and in the drilling, completing and plugging of wells.

•	Fluid Logistics and Well-Site Services. Our fluid logistics services include storage, transportation and disposal of fluids used in drilling and subsequent stimulation and production operations. Our well-site services include building drilling locations, pits and access roads.

•	Completion and Production Services. Our completion and production services include completion, workover and roustabout services, rental and sale of downhole equipment and tools and plugging and abandonment services.

Outlook

Our customers are predominately independent oil and natural gas exploration and production companies. The primary factors that affect demand for our services are the levels of drilling and production-related activity of our customers, which in turn are affected in part by current and anticipated future oil and natural gas prices.

The U.S. Department of Energy’s Energy Information Administration has reported that in the lower 48 states from 2000 to 2005, the number of natural gas wells drilled per year increased at a compounded annual growth rate of 12.6%, while natural gas production actually declined at a compounded annual rate of 1.1%. These numbers indicate that increasingly more natural gas wells will need to be drilled simply to maintain current production levels. In addition, the servicing needs of existing and recently re-completed natural gas wells will likely rise as the number of producing wells grows.

We consider the number of wells drilled, number of drilling rigs working and well service rig counts to be indicative of spending levels in our industry. We believe that our customers tend to invest more capital in drilling-related activities when hydrocarbon prices are at higher levels or anticipated to increase. The following tables summarize average North American drilling and well service rig activity as reported by Baker-Hughes Incorporated, as well as historical natural gas and crude oil near-month prices on the New York Mercantile Exchange (NYMEX) as recorded by Bloomberg.

	Average Rig Count (1)
	Year Ended 12/31/01	Year Ended 12/31/02	Year Ended 12/31/03	Year Ended 12/31/04	Year Ended 12/31/05	2006 Year- To-Date
BHI Rotary Rig Count
U.S. Land	1,003	717	924	1,096	1,290	1,547	(2)
U.S. Offshore	153	113	108	97	93	91	(2)

Total U.S.	1,156	830	1,032	1,193	1,383	1,638

BHI Workover Rig Count
United States	1,211	1,010	1,129	1,235	1,354	1,588	(2)

	U.S. Oil and Natural Gas Prices (3)
	Natural Gas Near Month Delivery Contract Price			Crude Oil Near Month Delivery Contract Price
Period	Minimum	Average	Maximum	Minimum	Average	Maximum
1/1/01 – 12/31/01	$1.83	$4.05	$9.82	$17.45	$25.95	$32.19
1/1/02 – 12/31/02	1.91	3.37	5.34	17.97	26.15	32.72
1/1/03 – 12/31/03	4.43	5.49	9.58	25.24	30.98	37.83
1/1/04 – 12/31/04	4.57	6.18	8.75	32.48	41.48	55.17
1/1/05 – 12/31/05	5.79	9.01	15.38	42.12	56.70	69.81
1/1/06 – 11/6/06	4.20	6.87	10.63	56.82	67.18	77.03

(1)	Source: Baker Hughes Incorporated; rotary rig count data on weekly basis; workover rig count data on monthly basis. Baker Hughes is a large oilfield services firm that has issued the rotary rig counts as a service to the petroleum industry since 1944.

(2)	Rotary rig count data through November 3, 2006; workover rig count data through September 30, 2006.

(3)	Source: Bloomberg; all data on daily basis.

Our Growth Strategy

Our growth strategy is focused on growth by increasing service and product offerings in our current basins and expanding our operations into new service areas either through acquisitions or establishment of new field offices. We seek to leverage our long-term customer relationships in achieving our growth strategy.

•	Organic Growth. Our organic growth approach is to first increase the scope of our service and product offerings in established oil and natural gas markets in which we have operational platforms before expanding into new regions with less established basins and emerging resource plays. We expect to grow our operations in each of these locations by expanding services to current customers, attracting new customers and hiring local personnel with basin- and field-level expertise and leadership skills. In addition, we plan to focus on expanding our technology-driven segments, including directional drilling and pressure pumping services, which we believe provide opportunities for growth.

•	Growth through Strategic Acquisitions. We have used strategic acquisitions as an integral part of our growth strategy. We intend to continue to pursue strategic acquisitions that can meet our targeted returns on invested capital. We believe this strategy will allow us to continue to expand our customer base, geographic footprint and service offering.

Our Acquisitions

The following acquisitions formed the platform for our business:

Quantum Acquisition. On December 16, 2005, we acquired substantially all of the assets of Quantum. The assets acquired included Monel drill collars, straight hole and directional drilling motors, Measurement While Drilling, or MWD, equipment, other related drilling equipment and components and other tangible and intangible property. The aggregate net purchase price was approximately $26.0 million, which included the repayment of $3.7 million of debt. This acquisition formed the platform for our drilling technology services and applications segment.

Sooner-Total Acquisition. In January 2006, we closed a series of purchase agreements, each with a purchase accounting effective date of January 1, 2006, under which we acquired all of the issued and outstanding equity interests in two entities and substantially all of the assets of eleven other entities, all of which were under related ownership. In these transactions, we acquired equipment, vehicles, trucks, frac tanks, trailers, backhoes, tanks, tractors, pumps, mobile fluid manifolds, pipe and other tangible and intangible property. We also acquired real estate in Oklahoma and Texas, which included disposal wells. These transactions closed simultaneously on January 10, 2006, and the aggregate purchase price was approximately $89.7 million, net of cash acquired, which included the repayment of debt of approximately $12.5 million. These acquisitions formed the platform for our stimulation and pumping services segment and our fluid logistics and well-site services segment.

Packers Acquisition. On January 31, 2006, we acquired all of the issued and outstanding shares of capital stock of Packers. In this transaction, we acquired trucks, trailers, packers, downhole equipment and tools and other tangible and intangible property. The purchase price was $1.9 million in cash and an agreement to issue shares of our common stock valued at $2.8 million. If Diamondback has not successfully completed its initial public offering within 18 months of the acquisition, it is obligated to pay $2,800,000 in cash with interest from the acquisition date. The number of shares will be calculated by the premarket opening price of our common stock as of the first trading day for the initial public offering. This acquisition formed the platform for our completion and production services segment.

Pioneer Acquisition. On March 23, 2006, we acquired substantially all of the assets of Pioneer. The assets acquired included several light towers and compressors, vehicles, trailers, travel trailers, backhoes, pumps, valves, flow-back tanks and other tangible and intangible property. The aggregate purchase price was $1.8 million. This acquisition enhanced our completion and production services segment.

Marketing Environment

We operate in a highly competitive industry. Our competition includes many large and small oilfield service companies. As such, we price our services and products to remain competitive in the markets in which we operate, adjusting our rates to reflect current market conditions as necessary. We examine the rate of utilization of our equipment as one measure of our ability to compete in the current market environment.

Seasonality

We provide oilfield services for oil and natural gas operations mostly in Texas and Oklahoma. As a result, we are generally not affected by seasonal weather conditions. Although we also have operations in the U.S. Rocky Mountains where weather conditions, particularly during winter months, may be severe and may limit our ability to operate in that area during those months, our operations in the Rocky Mountains currently represent a small percentage of our business.

Critical Accounting Policies and Estimates

Our combined financial statements have been prepared in accordance with U.S. generally accepted accounting principles, also referred to as GAAP. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions. These estimates include the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. We evaluate these estimates and assumptions on an ongoing basis. Estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ materially from these estimates.

We believe the following accounting policies are critical to our business operations and the understanding of our operations and include the more significant judgments and estimates used in the preparation of our consolidated financial statements. For a discussion of additional accounting policies and estimates made by management, see Note A of the notes to our consolidated financial statements appearing elsewhere in this prospectus

Revenue Recognition

We generate revenue from multiple service lines and product sales. Product sales represent less than 3% of total revenues. Services and products are generally sold without warranties or the right of return. In all cases, revenue is recognized when services are performed, collection of the receivables is probable, persuasive evidence of an arrangement exists and the price is fixed and determinable. The specific revenue sources are outlined as follows:

•	Drilling Technology Services and Applications. Drilling technology services and applications are provided on a day rate or an hourly rate basis. Revenue is recognized on a per-day/hourly basis as the work progresses. Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues.

•	Stimulation and Pumping Services. The stimulation and pumping services are typically provided on a per job or contracted basis and are based on the quantity pumped, pumping depth, hydraulic horsepower used and materials required to provide such services. However, for established customers firm contracts are not necessarily created. Stimulation and pumping services are typically short-term projects. Additional revenue is generated through the sale of products such as materials consumable in the stimulation and pumping processes and products left at the well, as well as third-party equipment rentals and fuel surcharges. Revenues are recognized as the work progresses.

•	Fluid Logistics and Well-Site Services. Fluid logistics revenue is generated based on contracted rates per job, hourly rates or quantity of fluids hauled, stored or sold. Additional revenue is generated through ancillary sales of chemicals used in the disposal process and other fees such as equipment cleaning charges and fuel surcharges. Well-site construction and maintenance revenues are generated from fixed bid, cost-plus or fee-per-hour contracts. Well-site construction services are typically short-term projects. Revenues are recognized as the work progresses.

•	Completion and Production Services. Workover services are provided on an hourly basis for a standard rig set-up plus day charges for certain other services which vary depending on the nature of the work. Revenue for workover services is recognized on a per-day basis as the work progresses. Equipment and tools are rented on a daily, weekly or monthly rates and revenue is recognized according to the contracted rates over the rental period. Service revenues are generated through exchanging, repairing and servicing equipment and tools and are recognized upon completion of the agreed upon work. Revenue from the sale of equipment and tools is recognized when the product leaves our facilities.

Allowance for Doubtful Accounts

Accounts receivable include amounts due from customers for services performed and are recorded as the work progresses. We grant credit to customers in the ordinary course of business and generally do not require collateral. Customer balances are considered delinquent if unpaid by the 30th day following the invoice date and credit privileges may be revoked if balances remain unpaid. We regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, we make judgments regarding our customers’ ability to make required payments, economic events and other factors. As the financial condition of customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event we were to determine that a customer may not be able to make the required payments, we would increase the allowance through a charge to income in the period in which that determination is made. Uncollectible accounts receivable are periodically charged against the allowance for doubtful accounts once final determination is made of their uncollectibility. Although we believe our allowance for doubtful accounts is maintained at an adequate level to absorb losses in our accounts receivable, such estimates are inherently uncertain and may be affected by a variety of factors, including changes in the financial position of significant customers and a decline in commodity prices that could affect the entire customer base.

Impairment of Long-Lived Assets

Long-lived assets, primarily property and equipment and intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such assets is evaluated by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with the assets. If such evaluations indicate that the future undiscounted cash flows from the assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated fair values. There were no events or changes in circumstances indicating that the carrying values of such assets may not be recoverable for the periods ending December 31, 2005 or June 30, 2006.

Goodwill and Intangible Assets

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired.

The impairment test is a two-step process. First, the value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the implied value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied value.

The goodwill balances were $4.8 million, representing 11.7% of total assets, and $38.2 million, representing 19.3% of total assets, as of December 31, 2005 and June 30, 2006, respectively. No impairment of goodwill was recognized for the periods ended December 31, 2005 or June 30, 2006. In assessing the recoverability of our goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. We estimate future cash flows at the reporting unit level. If these estimates or their related assumptions change in the future, we may be required to record impairment charges not previously recorded for these assets. For example, an impairment of 5% of goodwill at December 31, 2005 would have reduced operating income by $241,381.

Intangible assets subject to amortization include customer relationships, trade names and a non-compete agreement. Customer relationships are amortized over the estimated remaining life of the customer relationships, trade names are amortized over their estimated useful life of three to 20 years and the non-compete agreement is amortized over the term of the agreement. Intangible assets are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance and repairs, which do not improve or extend the life of such assets, are charged to operations as incurred. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in operations. Proceeds from customers for rental equipment that is involuntarily damaged or lost down-hole are reflected in drilling technology services and applications revenues, with the carrying value of the related rental equipment charges to cost of drilling technology services and applications revenues. Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. Proceeds from customers for rental equipment that is involuntarily damaged or lost down-hole are reflected in drilling technology services and applications revenues, with the carrying value of the related rental equipment charged to cost of drilling technology services and applications revenues.

Income Taxes

All but two of our subsidiaries are, and we until completion of this offering will continue to be treated as, pass-through entities for federal income tax purposes. As pass-through entities, income taxes on net earnings are payable by the members or partners and are not reflected in the financial statements. For our taxable subsidiaries, we provide for income taxes based upon SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the statutory enactment date. A valuation allowance for deferred tax assets is recognized when it is more likely than not that the benefit of deferred tax assets will not be realized. Upon completion of this offering, we will be taxed as a C corporation.

Results of Operations

Six Months Ended June 30, 2006

Revenue

Revenue for the six months ended June 30, 2006 was $60.8 million.

•	Drilling Technology Services and Applications. Our drilling technology services and applications segment generated $20.6 million, or 33.9%, of our total revenue for the six months ended June 30, 2006. The acquisition of Quantum contributed all of the $20.6 million of revenue during the six months ended June 30, 2006. During the first six months of 2006, the segment benefited from favorable market conditions that allowed for price increases for our services.

•	Stimulation and Pumping Services. Our stimulation and pumping services generated $8.1 million, or 13.3%, of our total revenue for the six months ended June 30, 2006. This included revenue attributable to the acquisitions in January 2006 of Cementing Services, L.L.C., which contributed $5.3 million of revenue during such period, and Total Pumping Services, LP, which contributed $2.9 million of revenue during such period. In addition, the segment benefited from increased pricing for our services and additional investment in cementing and pressure pumping equipment for operations in the Southern Oklahoma region.

•	Fluid Logistics and Well-Site Services. Our fluid logistics and well-site services generated $28.6 million, or 47.1%, of our total revenue for the six months ended June 30, 2006. This included revenue attributable to the January 2006 acquisitions of Total Oilfield Services, LP, which contributed $12.9 million of revenue, Sooner Trucking Inc. and Total Oilfield Services of Oklahoma, L.L.C., which in the aggregate contributed $15.7 million of revenue, and Tolar Disposal Systems, LP. and Countyline Disposal, Inc., which in the aggregate contributed $0.1 million of revenue.

•	Completion and Production Services. Our completion and production services segment generated $3.5 million, or 5.7%, of our total revenue for the six months ended June 30, 2006. This included revenue attributable to the acquisitions of Packers & Service Tools, Inc. in January 2006, which contributed $2.3 million of revenue, and Pioneer Oilfield Services, Inc. in March 2006, which contributed $1.0 million of revenue. We also formed a new company in March 2006, Diamondback-Well Service LLC, which contributed $0.1 million of revenue during the six months ended June 30, 2006.

Service and Product Expenses. Service and product expenses include labor costs associated with the section and support of our services, materials used in the performance of those services and other costs directly related to the support and maintenance of equipment. For the six months ended June 30, 2006, service and product expenses were approximately $36.6 million. As a percentage of revenue, service and product expenses were 60.2% for the period. By segment, service and product expenses as a percentage of revenue for the six months ended June 30, 2006 were 63.7% for the drilling technology services and applications segment, 52.2% for the stimulation and pumping services segment, 59.5% for the fluid logistics and well-site services segment and 63.8% for the completion and production services segment.

Selling, General and Administrative Expenses. Selling, general and administrative expenses, or SG&A expenses, consisted primarily of salaries and other related expenses for our administrative, finance, information technology and human resource functions. For the six months ended June 30, 2006, SG&A expenses were approximately $9.2 million. As a percentage of revenue, SG&A expenses were 15.1% for the period. SG&A expenses for the first six months of 2006 reflect acquisitions, which provided additional headcount and general expenses.

Depreciation and Amortization. Depreciation and amortization expense was approximately $6.9 million for the six months ended June 30, 2006. As a percentage of revenue, depreciation and amortization expense was 11.4% for the period. Depreciation and amortization expense for the first six months of 2006 is attributable to equipment and intangible assets acquired through capital expenditures and acquisitions.

Interest Expense

Interest expense was $314,881 for the six months ended June 30, 2006.

Taxes

Services LLC is a limited liability company that is treated as a pass-through entity for federal income tax purposes. The provision for income tax of $787,372 for the six months ended June 30, 2006 was attributable to two of our subsidiaries that are taxable as C corporations. As a percentage of revenue, taxes were 1.3% for the period.

Liquidity and Capital Resources

Overview. Our liquidity needs have focused primarily on funding capital expenditures and strategic acquisitions. Historically, the sources of our funds have been capital contributions and loans from Wexford, our equity sponsor, operational cash flow and borrowings under our revolving credit facilities. After the completion of this offering, our liquidity will be provided primarily by operational cash flow, borrowings under our revolving credit facility, any remaining net proceeds from this offering and proceeds from any future equity or debt offerings.

Operating Activities

For the six months ended June 30, 2006, net cash provided by operating activities was approximately $11.3 million, reflecting increasing operating cash flows due to completed acquisitions and expansion of our business lines.

Investing Activities

For the six months ended June 30, 2006, net cash used in investing activities was approximately $133.8 million. We completed several acquisitions during the first six months of 2006 for total net cash of $84.6 million and made capital expenditures during the period totaling $48.6 million. These expenditures were primarily for directional drilling, cementing, hydraulic, fluid hauling, disposal and rental equipment.

Financing Activities

For the six months ended June 30, 2006, net cash provided by financing activities was approximately $128.0 million. Contributions from Wexford amounted to $121.4 million and were used for acquisitions, capital expenditures and working capital. Borrowings totaled $7.4 million and were partially offset by debt payments in the period of $1.5 million.

Capital Expenditures. We have budgeted approximately $108.0 million for capital expenditures in 2006, of which approximately $48.6 million had been spent as of June 30, 2006. These expenditures have been focused on expanding our pressure pumping and cementing fleets, fluid hauling and disposal equipment and increasing our directional drilling technology equipment. However, the amount and timing of our capital expenditures is largely discretionary and within our control. We could choose to defer a portion of these planned 2006 capital expenditures depending on a variety of factors, including but not limited to the success of our oilfield services activities, prevailing and anticipated prices for oil and natural gas, and the availability of necessary equipment, labor, infrastructure and capital.

We believe that following the application of net proceeds from this offering to reduce debt as contemplated in “Use of Proceeds,” our operating cash flow and available borrowings under our credit facility will be sufficient to fund our operations for at least the next twelve months. However, future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices, and significant additional capital expenditures will be required to expand our service and product offerings. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned or future levels of capital expenditures. Further, our capital expenditure budgets for 2006 and 2007 do not allocate funds to any acquisitions. In the event we make one or more acquisitions and the amount of capital required is greater than the amount we have available for acquisitions at that time, we could be required to reduce the expected level of capital expenditures and/or seek additional capital. If we seek additional capital for that or other reasons, we may do so through traditional borrowings, offerings of debt and equity securities or other means. We cannot assure you that needed capital will be available on acceptable terms or at all. If we are unable to obtain funds when needed or on acceptable terms, we may not be able to complete acquisitions that may be favorable to us or finance the capital expenditures necessary to implement our business plan.

Credit Facilities. On August 30, 2006, Services LLC entered into a revolving credit agreement with Fortis Capital Corp., as the administrative agent, lead arranger and sole bookrunner, and certain other lenders and agents party thereto. The revolving credit agreement provides for a $50.0 million facility, subject to borrowing base limitations, that will mature in 2008. Provided certain requirements are met, the commitments under the revolving credit agreement can be increased by $30.0 million to a total of $80.0 million. As of November 1, 2006, $35.9 million in borrowings was outstanding under this facility, leaving $14.1 million available for future borrowings. We expect to become the borrower under this credit agreement in connection with the transfer by Services LLC of the nine subsidiaries. In connection with our assumption of this credit facility, we anticipate that the lenders will require certain amendments to its terms.

Interest on borrowings under the credit facility, subject to certain limitations, accrues, at the borrower’s election, at a reference rate equal to (1) the London Interbank Offered Rate, or LIBOR, plus 2.25% per annum or (2) the base rate, prime, plus an applicable margin of 1.25% per annum. In the case that we are in default under the revolving credit agreement, interest on all outstanding revolving advances shall be computed at their applicable rate of interest plus 2.00% per annum. The revolving credit agreement requires the borrower to maintain certain financial covenants, at all times, based on a consolidated basis of all of its operations. These ratios and conditions include the requirements to maintain a minimum interest coverage ratio, a maximum total net debt leverage ratio, a minimum tangible net worth and a minimum consolidated EBITDA, as such term is defined in the revolving credit agreement.

The revolving credit agreement contains certain customary restrictive covenants, including covenants that limit the ability of the borrower and its subsidiaries to create, assume or incur certain liens; create, assume, guarantee or otherwise become liable for other debts; merge, dissolve, liquidate or consolidate with or into another entity; dispose of certain assets; make certain investments or acquisitions; declare or make certain restricted payments; engage in other lines of business outside oil and gas services; enter into any transactions with its affiliates; change accounting policies unless permitted or required under GAAP; participate in speculative hedging; enter into certain operating leases; enter into sale and leaseback transactions and off-balance sheet transactions; and make payments on certain subordinated debts.

Under the revolving credit agreement, the borrower has the option to prepay its borrowings in the aggregate amount of $1.0 million and integral multiples of $500,000. In addition, the borrower is required to make prepayments in certain other circumstances, including from the net proceeds of the issuance of equity or if we dispose of assets, except for disposition of assets of Diamondback-Well Services LLC, which assets in the aggregate do not exceed $5.0 million in book value. All the obligations under the revolving credit agreement are secured by first priority liens on substantially all of the assets of the borrower and its subsidiaries. In the event of default, the lenders may accelerate the maturity and require that all outstanding obligations be immediately repaid in full.

In July and August of 2006, we borrowed an aggregate of $21.0 million from Kappa Investors LLC, an entity controlled by Wexford, under the terms of a subordinated unsecured credit facility. Of this amount, $7.0 million was repaid by us from the borrowings under the Fortis credit facility on August 30, 2006. This facility provides for aggregate outstanding borrowings of $21.0 million, of which $14.0 million was outstanding as of November 1, 2006. The loan matures on the earlier of July 5, 2007 and the closing of this offering. Borrowings under this loan bear an interest rate of LIBOR plus 4%, which we refer to as the borrowing rate. Kappa Investors has the right to increase the interest rate applicable to the outstanding principal under this facility to a rate which is 2% in excess of the borrowing rate in the event we default on the payment of interest or principal. The default rate will continue until all events of default have been cured. We paid Kappa Investors a commitment fee of $210,000. The loan provides for certain restrictions on merger or consolidation, sale, lease or other disposal of all or any substantial part of our business or assets and our ability to incur additional indebtedness.

On May 26, 2006, we entered into a senior revolving credit facility with Coppermark Bank providing for aggregate borrowings of $8.0 million, with a maturity of 90 days. Borrowings under this credit facility bore interest at LIBOR plus 2.875% and provided bridge financing to us while we finalized the revolving credit agreement with Fortis on August 30, 2006. Outstanding borrowings of $7.9 million were repaid with proceeds from the initial borrowing under the Fortis credit facility and this facility was terminated.

On October 11, 2005, Cementing Services, L.L.C. entered into an equipment financing agreement with Arvest Bank. The liability was acquired by our subsidiary Diamondback–Cementing Services LLC upon its acquisition of Cementing Services, L.L.C. in January 2006. The equipment financing agreement provided approximately $1.5 million of available financing for general equipment needs of the company. Outstanding borrowings of $0.9 million were repaid with proceeds from the initial borrowing under the Fortis credit agreement on August 30, 2006 and this facility was terminated.

Contractual and Commercial Commitments

The following table summarizes our contractual obligations and commercial commitments at June 30, 2006.

	Payments Due by Year (1)
	2006	2007	2008	2009	2010	Thereafter	Total
Office leases	$247,488	$281,205	$238,188	$238,188	$210,068	$42,725	$1,257,862
Long term debt	777,434	—	—	—	—	—	777,434
Rental equipment	825,600	584,800	—	—	—	—	1,410,400
Other	25,030	16,703	12,646	8,254	8,254	3,215	74,102
Contractual equipment commitments	28,427,500	—	—	—	—	—	28,427,500
Purchase agreement commitments	2,800,000	—	—	—	—	—	2,800,000

Total	$33,103,052	$882,708	$250,834	$246,442	$218,322	$45,940	$34,747,298

(1)	This table does not give effect to the repayment of with the proceeds from this offering, which will result in our outstanding being reduced to zero.

Quantitative and Qualitative Disclosure about Market Risk

The demand, pricing and terms for oil and gas services provided by us are largely dependent upon the level of activity for the U.S. oil and natural gas industry. Industry conditions are influenced by numerous factors over which we have no control, including, but not limited to: the supply of and demand for oil and natural gas; the level of prices, and expectations about future prices, of oil and natural gas; the cost of exploring for, developing, producing and delivering oil and natural gas; the expected rates of declining current production; the discovery rates of new oil and natural gas reserves; available pipeline and other transportation capacity; weather conditions; domestic and worldwide economic conditions; political instability in oil-producing countries; technical advances affecting energy consumption; the price and availability of alternative fuels; the ability of oil and natural gas producers to raise equity capital and debt financing; and merger and divestiture activity among oil and natural gas producers.

The level of activity in the U.S. oil and natural gas exploration and production industry is volatile. Expected trends in oil and natural gas production activities may not continue and demand for our services may not reflect the level of activity in the industry. Any prolonged substantial reduction in oil and natural gas prices would likely affect oil and natural gas production levels and therefore affect demand for our services. A material decline in oil and natural gas prices or U.S. activity levels could have a material adverse effect on our business, financial condition, results of operations and cash flows. Recently, demand for our services has been strong. Although we are continuing our past practice of committing our equipment on a short-term or day-to-day basis, we are also pursuing longer-term contracts with our customers. [confirm]

Our bank debt is structured under floating rate terms and, as such, our interest expense is sensitive to fluctuations in the prime rates in the U.S. Based on the current debt structure, a 1% increase in interest rates would increase interest expense by approximately $0.5 million per year, based on an aggregate of $49.9 million outstanding under our credit facilities as of November 1, 2006. As of November 1, 2006, we did not have any interest rate swaps to hedge our interest risks.

Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standard, or SFAS, No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3,” SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective applications is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS No. 154 applies to all voluntary changes in accounting principle, as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not expect this statement to have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 157, “Fair Value Measurements,” or SFAS No. 157 which establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value, and increases disclosures about estimates of fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect this statement will have a material impact on our financial position, results of operations or cash flows.

In September 2006, the FASB issued Statement of Financial Accounting Standard No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R),” or SFAS No. 158. SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. The recognition and disclosure requirements described above are effective for fiscal years beginning after December 31, 2006 except for the change in measurement date which is effective as of the beginning of the fiscal year beginning after December 31, 2008. We do not expect this statement will have a material impact on our financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 109,” or FIN 48. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 31, 2006. We are currently evaluating the effect FIN 48 will have on our financial position, results of operations, and cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108. “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” or SAB 108. This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects of each of our balance sheet and statement of operations financial statements and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities at the beginning of that year with the offsetting adjustment to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. We adopted SAB 108 effective at the inception of our company.

Business

General

We are a diversified oilfield services company focused on providing technology-driven solutions to maximize the recovery and present value of oil and natural gas production streams. Our services focus on enhancing drilling and production for our customers, and encompass the life-cycle of the well, from drilling and completion through stimulation, production and eventual abandonment. They include drilling technology services and applications, stimulation and pumping services, fluid logistic and well-site services and completion and production services.

Our business is focused in both proven oil and natural gas basins and emerging high-growth resource plays in Texas, Oklahoma, Louisiana and the Rocky Mountains. Resource play is a term used to describe an accumulation of hydrocarbons known to exist over a large area that typically has lower average decline rates than other producing areas. We believe that the services we provide are critical in increasing the ultimate recovery and present value of production streams from resource plays. The majority of our operations are located in the Barnett Shale in Texas and the Anadarko Basin, the Woodford Shale and other basins across Oklahoma.

Our operations commenced in December 2005 with the acquisition of substantially all of the assets of Quantum Drilling Motors, L.L.C., a directional drilling technology company based in Oklahoma City, Oklahoma. We have since grown rapidly through acquisitions and organic growth, particularly in our directional drilling technology and stimulation and pumping segments.

Our key field managers have an average of over 25 years of oilfield service experience. As a result, we have developed valuable basin-level expertise and built long-term customer relationships with large independent exploration and production companies. For the six months ended June 30, 2006, our top three customers were Chesapeake Energy Corp., EOG Resources Inc. and Devon Energy Corp.

Currently, we operate in the following areas:

•	Texas: the Barnett Shale area of North Texas, the Permian Basin of West Texas, the Texas Gulf Coast and the Granite Wash in the Texas panhandle;

•	Oklahoma: the Deep Anadarko Trend, the Anadarko Shelf, Sahara, the Woodford Shale, the Arkoma Basin, the Sho-Vel-Tum Field, the Golden Trend and the Mountain Front;

•	Louisiana: South Louisiana and shallow waters of the Gulf of Mexico; and

•	Rocky Mountains: the Williston, Powder River, Jonah, Green River, Uintah and Piceance Basins.

As part of our business plan, we intend to expand opportunistically to other regions to leverage our existing customer relationships.

We currently conduct our operations through the following four business segments:

•	Drilling Technology Services and Applications. Our drilling technology services and applications are designed to allow our customers to reach the intended total well depth faster and with more precision, thus improving well economics. Our services include renting downhole motors, motors equipped with Measurement While Drilling, or MWD, technology and shock subs, as well as providing advanced technical drilling expertise. We currently provide drilling technology services and applications in the Granite Wash, Permian Basin, Barnett Shale and the Gulf Coast regions of Texas, the Powder River, Jonah, Uintah, Williston and Piceance Basins in the Rocky Mountains, and across Oklahoma.

•	Stimulation and Pumping Services. Our stimulation and pumping services consist of pressure pumping and water transfer services. As part of our pressure pumping services, we provide hydraulic fracturing, acidizing and cementing services. These services are used in maximizing hydrocarbon flow paths and in the drilling, completing and plugging of wells. Currently, we operate stimulation and pumping services primarily in Oklahoma and Texas, including the Barnett Shale.

•	Fluid Logistics and Well-Site Services. Our fluid logistics services include storage, transportation and disposal of fluids used in or produced by drilling and subsequent stimulation and production operations. Our well-site services include building drilling locations, pits and access roads. We currently provide fluid logistics and well-site services in the Barnett Shale, the Texas panhandle and across Oklahoma.

•	Completion and Production Services. Our completion and production services include completion, workover and roustabout services, rental and sale of downhole equipment and tools and plugging and abandonment services. We currently provide completion and production services in Texas, Oklahoma, Louisiana and the Rocky Mountains.

Our Strategy

Our strategy is to provide our customers with technology-driven drilling, stimulation and production services designed to optimize the ultimate recovery and present value of hydrocarbon reserves. Our services span the life-cycle of a well which we believe provides cost efficiencies for our customers. Specifically, we intend to:

•	Maintain a portfolio of operations in proven oil and natural gas markets and emerging resource plays. Our core operations are focused in proven producing regions, primarily in the Permian Basin in Texas and the Anadarko Basin in Oklahoma, and in emerging and high-growth resource plays, primarily in the Barnett Shale in Texas and the Woodford Shale in Oklahoma. By operating in multiple locations and markets, many with different geological characteristics, we create a diverse portfolio of operations, thereby reducing our dependence on individual basins.

•	Leverage our experienced field management and basin-level expertise. We seek to manage our business as close to our customer base as possible. We intend to leverage our field management and its basin- and field-level expertise to deliver innovative, basin-specific solutions to our customers.

•	Provide technology-driven solutions for our customers. Through the development and implementation of customized solutions, we intend to continue to provide technology-driven services to our customers that help reduce their costs and increase their production, thereby creating operational efficiencies.

•	Capitalize on organic growth opportunities. We intend to leverage our existing customer relationships by expanding opportunistically to other geographic regions. We also plan to continue to focus on expanding our technology-driven segments, including directional drilling and stimulation and pressure pumping services, which we believe provide strong opportunities for growth.

•	Expand through strategic acquisitions. To complement our organic growth, we intend to continue to pursue strategic acquisitions that can meet our targeted returns on invested capital. We believe this strategy will allow us to continue to expand our customer base, geographic footprint and service offering.

•	Integrate and cross sell our services. We will continue to offer a broad range of products and services, which will give us the opportunity to cross-sell services to our customers. We seek to provide multiple services to create operational efficiencies for each of our customers.

Our Strengths

We believe that the following strengths position us well within our industry and will help us successfully execute our strategy:

•	Long-term, basin-level relationships with a stable customer base. Our customers include large independent oil and natural gas exploration and production companies. For the six months ended June 30, 2006, our top customers included Chesapeake Energy Corp., EOG Resources Inc., Devon Energy Corp., Marathon Oil Co. and Newfield Exploration Co. We believe that our long-term relationships with these and other customers help provide us with a stable and growth-oriented client base.

•	Experienced management team. Our key field managers have an extensive track record in the oilfield services business and an average of over 25 years of oilfield services experience. We believe their knowledge of our industry and business lines enhances our ability to provide superior customer service. In addition, our field managers have extensive expertise in the geological basins in which they operate and understand the regional challenges our customers face, which we believe strengthens our relationships with our customers.

•	New, technologically-advanced equipment and contractual arrangements to purchase equipment. Our service fleet is predominantly comprised of new, technologically-advanced equipment, providing better quality of service and operational efficiencies than older equipment. We continue to expand our fleet with new equipment and have outstanding orders to purchase additional directional drilling and stimulation and pressure pumping equipment and workover rigs, all of which, if ordered today, would have long lead times.

•	Operating platforms in proven oil and natural gas markets and key resource plays. We operate in both proven oil and natural gas markets and key resource plays in Texas, Oklahoma, Louisiana and the Rocky Mountains. We believe our operating platforms in Texas and Oklahoma offer a stable revenue stream for our business, as drilling and production activity in these regions is less sensitive to hydrocarbon prices, and complements our operations in emerging and high-growth resources plays like the Barnett and Woodford Shales.

•	Multi-cycle operating leverage. We offer a broad range of products and services that span the life-cycle of a well. These include pre-drilling activities with our well-site preparation, drilling with our downhole, horizontal and directional drilling technologies, well-sustaining activities such as fluid logistics and recovery optimization, completion-related fracturing and stimulation services and abandonment activities. We are not excessively dependent on any one particular aspect of the exploration and production cycle.

•	Platform for future consolidation and growth. We have a proven track record of completing and integrating acquisitions. The market in which we operate is highly fragmented, and our senior management team continues to identify potential acquisition opportunities.

Our Industry

We believe that the following trends in our industry should benefit our operations:

•	Need for additional drilling activity to maintain equal levels of production. As the chart below shows, even though the number of U.S. natural gas wells drilled has increased over the past ten years, overall levels of production have declined. Given average decline rates and demand forecasts, we believe that the number of wells drilled is likely to continue to increase in coming years. Once a well has been drilled, it requires recurring production and completion services, which drives demand for our products and services.

U.S. Natural Gas Production vs. Wells Drilled

Source: Energy Information Administration

•	Increasing percentages of exploration and production budgets focused on development activities. As the chart below illustrates, large U.S. exploration and production companies are increasingly directing their capital budgets away from exploration-related activity and towards lower-risk development activity. Much of this development-related activity occurs in resource play areas and requires using advanced directional drilling and fracturing and stimulation services to enhance production from existing reserves.

Aggregate Capital Spending – Major U.S. Exploration & Production Companies 1

Source: Energy Information Administration

1	“Major U.S. Exploration and Production Companies” as defined by the United States Energy Information Administration consist of any U.S.-based company (or its parent company) that is publicly-traded, and accounts for one percent or more of U.S. production or reserves of crude oil (including natural gas liquids) or natural gas, or one percent or more of U.S. refining capacity or refined product sales volume. Capital spending data has been converted to 2005 dollars using the Consumer Price Index published by the Bureau of Labor Statistics. Source: United States Energy Information Administration.

•	Trend towards drilling and developing unconventional oil and natural gas resources. As a result of improvements in drilling and production-enhancement technologies, oil and natural gas companies are increasingly developing unconventional hydrocarbon resources such as tight sands, shales and coalbed methane, or CBM, resources. Successful and economic production of these resource plays frequently requires directional drilling and fracturing and stimulation services, and drilling-related activity is done on tighter acre-spacing and thus requires that more wells be drilled relative to conventional resources. All of these characteristics drive utilization of our products and services.

•	High demand for oil and natural gas in North America. Demand for oil and natural gas in the United States has increased in recent years, and outpaced domestic supply. From 1990 through 2005, according to the Energy Information Administration, or EIA, demand for natural gas in the United States grew at an annual rate of 0.9%, while domestic production during the same period increased by only 0.2%. For oil during the same time period, U.S. demand grew at an annual rate of 0.9% while domestic production actually declined at an annual rate of 2.4%. This domestic supply and demand imbalance, coupled with geopolitical instability and limited supply responses, has resulted in significant increases in exploration and development activities in the United States in recent years.

Overview of Our Segments

We manage our business through four segments: drilling technology services and applications, stimulation and pumping services, fluid logistics and well-site services and completion and production services.

Our services span the life-cycle of a well, from drilling and production to completion and, ultimately, abandonment. The chart below depicts our various services by segment and indicates each phase of the well life-cycle in which such services are used. A significant portion of the demand for our services is related to recurring production, rather than drilling activities, thus reducing our business exposure to short-term volatility in commodity prices, which we believe have more of an impact on drilling activities.

Well Life-Cycle
Product/Service Offering	Well-Site Preparation	Drilling	Completion	Stimulation	Production	Plugging and Abandonment
Drilling Technology Services and Applications:
Directional/Horizontal Technology		♦
Shock Subs		♦
Stimulation and Pumping Services:
Hydraulic Fracturing				♦	♦
Cementing		♦	♦			♦
Water Transfer		♦		♦
Fluid Logistics and Well-site Services:
Fluid Hauling		♦	♦	♦	♦	♦
Fluid Storage	♦		♦	♦
Fluid Disposal		♦		♦	♦
Drill Pad Construction/Clean-up	♦				♦	♦
Pit Construction/Clean-up	♦		♦	♦
Road Construction	♦
Completion and Production Services:
Packers and Plugs			♦	♦	♦
Completion/Workover			♦		♦	♦
Rentals			♦	♦
Roustabouts	♦		♦		♦	♦

Drilling Technology Services and Applications

Our drilling technology services and applications are designed to allow our customers to reach the intended total well depth faster, thus increasing well economics by accelerating the timing of hydrocarbon production and facilitating recovery of hydrocarbons from the reservoir. Our drilling services include onshore downhole, horizontal and directional drilling. Downhole drilling involves drilling vertically to the productive zone of the well. Horizontal drilling involves drilling vertically to the productive zone of a well and, upon reaching the productive portion of the well, changing the direction of the wellbore and drilling a certain section of the well horizontally to expose a larger portion of the productive zone of the well. A similar technique is used to drill directional wells, which deviate from vertical by a planned angle and direction.

A large portion of our services involves renting downhole motors, including motors equipped with MWD technology, and shock subs. As of November 1, 2006, we owned 183 downhole motors used in vertical, horizontal drilling and directional drilling. We also had 24 MWD kits, four of which use Gamma technology. MWD kits are downhole tools that provide real-time measurements of the location and orientation of the bottom hole assembly, which is necessary to adjust the drilling process and guide the wellbore to a specific target. We also have 20 Monel drill collars that could be used with our MWD applications. We plan to increase the number of downhole motors to approximately 230 and the number of MWD kits to approximately 40 by the end of 2007. As part of our services, we also provide downhole, horizontal and directional drilling crews. As of November 1, 2006, we had approximately 28 drilling crews including 40 MWD operators. Horizontal wells require four people and directional wells require at least two people per job. We perform our drilling technology services and applications in the Rocky Mountains, the Barnett Shale, the Permian Basin, South Texas and Southwest Louisiana and across Oklahoma. We plan to increase our operating presence in these areas, focusing on the Rocky Mountains, South Texas and Southwest Louisiana and the Woodford Shale in Oklahoma.

On a pro forma basis, our drilling technology services and applications segment generated approximately $24.1 million, or 30.5% of our total revenue, and $20.6 million, or 33.4% of our total revenue, for the year ended December 31, 2005 and six months ended June 30, 2006, respectively.

Stimulation and Pumping Services

Our stimulation and pumping services consist of hydraulic fracturing, acidizing, cementing and water transfer services. These services are used in the completion of wells and to stimulate hydrocarbon flow. Currently, we operate stimulation and pumping equipment in the Barnett Shale and West Texas Shale in Texas and the Deep Anadarko Basin in Oklahoma.

Within this segment, we provide the following specific services:

•	Hydraulic Fracturing Services. Hydraulic fracturing services are used to force sand or artificial proppants in a gel or other viscous solution down the wellbore and into the producing formation. At the completion of the fracturing process, production rates are usually enhanced substantially, thus increasing the rate of return for the operator. Such services are typically performed at high flow rates and extreme pressures. We purchased new fracturing and well stimulation equipment and commenced our hydraulic fracturing services in June 2006. As of November 1, 2006, we owned 19 high pressure fracturing units capable of delivering a total of 38,000 hydraulic horsepower. These pressure pumping services are for use primarily in the Barnett Shale in Texas and in Western, Southern and Southeastern Oklahoma. We expect to take delivery of an additional 21 units and operate a total of 40 high pressure units by January 2007.

•	Acidizing. Acidizing services involve the injection of highly reactive, low ph (such as hydrochloric acid) solutions into the area where the hydrocarbons enter the well bore. Acidizing is the most common means of reducing near-wellbore damage, as it dissolves and dilutes contaminants which have accumulated and are restricting flow of hydrocarbons from a reservoir toward the wellbore, thus increasing well productivity. Acid is also used in conjunction with hydraulic fracturing as a spearhead fluid. As of November 1, 2006, we owned two acid transports in Oklahoma. By the end of 2006, we expect to add two additional acid transports in Oklahoma and have three acid transports operating in Texas.

•

Cementing Services. Cementing services involve the pumping of a cement slurry down the wellbore. During the drilling and completion phase, the wellbore is lined with large diameter steel pipe called casing. Casing is cemented into place by circulating the slurry into the annulus space created between the pipe and the rock wall of the wellbore. Cementing services are also utilized over the life of a well to repair leaks in the casing, to close perforations that are no longer productive and ultimately “plug” the well at the end of its productive life. As of November 1, 2006, we operated five cementing pumps and auxiliary equipment throughout Oklahoma. We expect to add four additional cementing pumps by the end of 2006 and operate a total of approximately 14 cementing pumps by the end of 2007.

•	Water Transfer Services. Our water transfer services involve providing water pumps and piping systems required for pressure pumping and fracturing operations at the well-site. This allows for large quantities of fresh water to be piped to various well locations in a more efficient and cost effective manner. As of November 1, 2006, we owned and operated 13 pumps and approximately 20 miles of water transfer pipe. We have ordered and expect to add one additional pump by the end of 2006. We expect to have a total of approximately 27 water transfer pumps and approximately 39 miles of water transfer pipe by the end of 2007. As of November 1, 2006, we provided water transfer services in the Barnett Shale and in West Texas.

On a pro forma basis, our stimulation and pumping services generated approximately $7.9 million, or 9.9% of our total revenue, and $8.1 million, or 13.1% of our total revenue, for the year ended December 31, 2005 and six months ended June 30, 2006, respectively.

Fluid Logistics and Well-site Services

Our fluid logistics and well-site services include the following:

Fluid Logistics. Oil and natural gas operations use and produce significant quantities of fluids. We provide a variety of services to assist our customers to obtain, transport, store and dispose of fluids that are involved in the drilling, development and production of hydrocarbons. As of November 1, 2006, we owned approximately 100 fluid hauling transports and trucks, which are used to transport various fluids in the life-cycle of an oil or natural gas well. We anticipate increasing our fleet of fluid hauling trucks to approximately 106 by the end of 2006, and to approximately 116 by the end of 2007. As of November 1, 2006, we also owned 225 frac tanks which are rented to producers for use in fracturing and stimulation operations plus other fluid storage needs. We expect to increase the number of our frac tanks to approximately 240 by the end of 2006, and to approximately 300 by the end of 2007. We use our fleet of fluid hauling trucks to fill and empty the frac tanks and we deliver and remove these tanks from the well-sites. As of November 1, 2006, we owned seven flow back tanks, and plan to increase the number of flow back tanks to nine by the end of 2007. As of November 1, 2006, we owned and operated four water disposal systems in the Barnett Shale and Southern Oklahoma and leased one in Seymore, Texas from an affiliate. We intend to plug one of the disposal wells in Oklahoma and drill or acquire additional wells in Texas and Oklahoma. The disposal wells are an important component of fluid logistic operations as they provide an efficient solution for the disposal of waste waters. Fluid logistics are generally lower risk, lower barrier-to entry services, which in the past have helped us enter new markets and acquire new customers.

Well-site Services. As part of our well-site services, we rent equipment and provide services to build, maintain and reclaim drilling well-sites before and after the drilling operations take place. We build roads, dig pits, construct drilling pads, clear land, haul road materials and provide a host of construction services to drilling contractors and to oil and natural gas producers. We provide well-site construction services throughout Oklahoma. As of November 1, 2006, we owned approximately 100 miscellaneous trucks and mobile earth moving equipment that is used for drilling site preparation, rig logistics and other oilfield applications.

On a pro forma basis, our fluid logistics and well-site services segment generated approximately $40.2 million, or 50.8% of our total revenue, and $28.6 million, or 46.5% of our total revenue, for the year ended December 31, 2005 and six months ended June 30, 2006, respectively.

Completion and Production Services

Our completion and production services and other production related activities include specialty services, many of which are performed after drilling has been completed. Consequently, these services occur later in the life-cycle while a well is being completed or during the production stage. These services require skilled personnel and various types and sizes of equipment.

•	Completion Services. As newly drilled oil and natural gas wells are prepared for production, our operations include selectively testing producing zones of the wells before and after stimulation. This service is called “flow back” testing and assists producers in determining potential production and production equipment needs.

•	Workover Services. These services can be provided for both new and existing oil and natural gas wells. Once a new well is drilled, the drilling rig is replaced by a smaller, more mobile unit called a workover rig. The workover rig is used extensively during the completion process to assist in testing and equipping the well for production. Producing oil and gas wells occasionally require major repairs or modifications. These services may include re-completions of existing wells to exploit new formations either through deepening wellbores to new zones or by drilling horizontal lateral wellbores to improve reservoir drainage patterns. In less extensive re-completions, we provide services and products to seal off depleted zones in existing wellbores and access previously bypassed productive zones. Other workover services that we provide include: major subsurface repairs, such as casing repair or replacement; recovery of tubing and removal of foreign objects in the wellbore; repairing downhole equipment failures; plugging back the bottom of a well to reduce the amount of water being produced; cleaning out and recompleting a well if production has declined; and repairing leaks in the tubing and casing. As of November 1, 2006, we owned and operated two workover rigs. We commenced our workover services in May 2006 and plan to expand the provision of these services through organic growth. We expect to take delivery of one additional workover rig by the end of 2006. Using our workover rigs and ancillary equipment, we also provide recurring maintenance services that are required throughout the life of most producing oil and natural gas wells to ensure efficient and continuous operation. These services may include pulling rods, tubing, pumps and other downhole equipment out of the wellbore to identify and repair a production equipment problem.

•	Roustabout services. We provide roustabout services on well-sites, ranging from constructing production sites, repairing production equipment, laying production flow lines, disassembly of tank batteries, transporting equipment and other ancillary duties. These services are used during completion, production and abandonment phases of a well’s life-cycle and are generally more labor intensive than equipment intensive.

•	Sale and Rental of Equipment. We sell expendable equipment that is used during the cementing process and in the completion of wells including plugs, tubing anchors, retainers and other accessories. We also rent electric generators and lighting equipment and a comprehensive line of reusable tools and equipment that are used in the completion and production phases. The most frequently used equipment includes packers and plugs, which are used to seal the wellbore to isolate certain zones for completion and re-completion procedures.

•	Plugging and Abandonment. We provide plugging and abandonment services when a well has reached the end of its productive life. We use workover rigs, cementing equipment, roustabout services and other equipment in the process of permanently closing oil and natural gas wells no longer capable of producing in economic quantities.

On a pro forma basis, our completion and production services segment generated approximately $6.9 million, or 8.8% of our total revenue, and $4.3 million, or 7.0% of our total revenue, for the year ended December 31, 2005 and six months ended June 30, 2006, respectively.

Properties

Our corporate headquarters are located at 510 E. Memorial Road, Suite B-2, Oklahoma City, Oklahoma in an office building leased from a third party. We currently own six properties and, in addition to our headquarters, lease fourteen properties that are used for field offices or yards, or for both purposes. Of the owned properties, three are located in Oklahoma and three are located in Texas. Of the leased properties, six are located in Oklahoma, three are located in Texas, two are located in Louisiana, two are located in Colorado and one is located in Wyoming. We lease eleven properties from third parties and three from our affiliates. We also own four disposal wells, two of which are located in Oklahoma and two in Texas, and we lease one disposal well in Texas from a third party. We intend to plug one of the disposal wells in Oklahoma and drill or acquire additional wells in Texas and Oklahoma.

Our leases with unaffiliated third parties have terms ranging from month-to-month to five years, and most include a right to extend the term for a period of time. In addition, some of the leases include an option to purchase the leased premises. The leases with our affiliate have a 20-year term and provide for a fixed rent during such term, subject to increases only if improvements we request are made. For a more detailed description of our transactions with our affiliates, see “Related Party Transactions” included elsewhere in this prospectus.

We believe that our facilities are adequate for our current operations. Presently an affiliate is constructing a new building, and upon completion, we intend to lease approximately 14,000 square feet in the building for our corporate headquarters. It is expected that construction will be completed in or about June 2007. See “Related Party Transactions.”

Customers

Our customers consist primarily of independent oil and natural gas producers and land-based drilling contractors in North America. As of June 30, 2006, we had over 400 customers, including, among others, Chesapeake Energy Corp., EOG Resources Inc., Devon Energy Corp., Marathon Oil Co. and Newfield Exploration Co. Our top three customers accounted for approximately 45.3% of our revenue for the six months ended June 30, 2006, with each of the top two customers accounting for more than 10% of our revenue for this period. Although we believe we have a broad customer base and wide geographic coverage of operations, it is likely that we will continue to derive a significant portion of our revenue from a relatively small number of customers in the future. If a major customer decided not to continue to use our services, revenue would decline and our operating results and financial condition could be harmed.

Operating Risk and Insurance

Our operations are subject to hazards inherent in the oil and natural gas industry, such as accidents, blowouts, explosions, fires and spills and releases that can cause:

•	personal injury or loss of life;

•	damage or destruction of property, equipment and the environment; and

•	suspension of operations.

In addition, claims for loss of oil and natural gas production and damage to formations can occur in the well services industry. If a serious accident were to occur at a location where our equipment and services are being used, it could result in our being named as a defendant in lawsuits asserting large claims.

Because our business involves the transportation of heavy equipment and materials, we may also experience traffic accidents which may result in spills, property damage and personal injury.

Despite our efforts to maintain high safety standards, we from time to time have suffered accidents in the past and anticipate that we could experience accidents in the future. In addition to the property damage, personal injury and other losses from these accidents, the frequency and severity of these incidents affect our operating costs and insurability and our relationships with customers, employees, regulatory agencies and other parties. Any significant increase in the frequency or severity of these incidents, or the general level of compensation awards, could adversely affect the cost of, or our ability to obtain, workers’ compensation and other forms of insurance, and could have other material adverse effects on our financial condition and results of operations.

Although we maintain insurance coverage of types and amounts that we believe to be customary in the industry, we are not fully insured against all risks, either because insurance is not available or because of the high premium costs relative to perceived risk. We do maintain commercial general liability, workers’ compensation, business auto, excess auto liability, commercial property, motor truck cargo, umbrella liability and excess liability, owned aircraft liability, directors and officers, and employment practices liability insurance policies. However, any insurance obtained by us may not be adequate to cover any losses or liabilities and this insurance may not continue to be available or available on terms which are acceptable to us. Liabilities for which we are not insured, or which exceed the policy limits of our applicable insurance, could have a material adverse effect on us.

Safety Program

In the oilfield service industry, an important competitive factor in establishing and maintaining long-term customer relationships is having an experienced and skilled workforce. Recently, many of our large customers have placed an emphasis not only on pricing, but also on safety records and quality management systems or contractors. We believe these factors will gain further importance in the future. We have directed substantial resources toward employee safety and quality management training programs, as well as our employee review process. While our efforts in these areas are not unique, many competitors, particularly small contractors, have not undertaken similar or as extensive training programs for their employees.

Competition

The markets in which we operate are highly competitive. To be successful, a company must provide services and products that meet the specific needs of oil and natural gas exploration and production companies and drilling services contractors at competitive prices.

We provide our services and products across North America, and we compete against different companies in each service and product line we offer. Our competition includes many large and small oilfield service companies, including the largest integrated oilfield services companies.

In our drilling technology and applications services segment, our primary competitors include Baker Hughes Incorporated and Weatherford International Ltd. Our major competitors in the stimulation and pumping services segment include Halliburton Company, Schlumberger Ltd. and BJ Services Company. Our major competitors for our fluid logistics and well-site services segment and our completion and production segment include Complete Production Services, Inc., Key Energy Services, Inc., Basic Energy Services, Inc. and a significant number of locally oriented businesses. We believe that the principal competitive factors in the market areas that we serve are quality of service and products, reputation for safety and technical proficiency, availability and price. While we must be competitive in our pricing, we believe our customers select our services and products based on local leadership and basin-expertise that our field management and operating personnel use to deliver quality services and products.

Government Regulation

We operate under the jurisdiction of a number of regulatory bodies that regulate worker safety standards, the handling of hazardous materials, the transportation of explosives, the protection of human health and the environment and driving standards of operation. Regulations concerning equipment certification create an ongoing need for regular maintenance which is incorporated into our daily operating procedures. The oil and natural gas industry is subject to environmental regulation pursuant to local, state and federal legislation.

Transportation Matters

Among the services we provide, we operate as a motor carrier and therefore are subject to regulation by the U.S. Department of Transportation and by various state agencies. These regulatory authorities exercise broad powers, governing activities such as the authorization to engage in motor carrier operations, and regulatory safety, financial reporting and certain mergers, consolidations and acquisitions. There are additional regulations specifically relating to the trucking industry, including testing and specification of equipment and product handling requirements. The trucking industry is subject to possible regulatory and legislative changes that may affect the economics of the industry by requiring changes in operating practices or by changing the demand for common or contract carrier services or the cost of providing truckload services. Some of these possible changes include increasingly stringent environmental regulations, changes in the hours of service regulations which govern the amount of time a driver may drive in any specific period, onboard black box recorder devices or limits on vehicle weight and size.

Interstate motor carrier operations are subject to safety requirements prescribed by the Department of Transportation. To a large degree, intrastate motor carrier operations are subject to safety regulations that mirror federal regulations. Such matters as weight and dimension of equipment are also subject to federal and state regulations. Department of Transportation regulations mandate drug testing of drivers.

From time to time, various legislative proposals are introduced, including proposals to increase federal, state, or local taxes, including taxes on motor fuels, which may increase our costs or adversely impact the recruitment of drivers. We cannot predict whether, or in what form, any increase in such taxes applicable to us will be enacted.

Environmental Matters

Our operations are subject to numerous federal, state and local environmental laws, regulations and other requirements governing the release and/or discharge of materials into the environment or otherwise relating to protection of human health and the environment. Numerous governmental agencies issue regulations to implement and enforce these laws, for which compliance is often costly and difficult. The violation of these laws and regulations may result in the denial or revocation of permits, issuance of corrective action orders, assessment of administrative and civil penalties, and even criminal prosecution. We believe that we are in substantial compliance with applicable environmental laws and regulations. Further, we do not anticipate that compliance with existing environmental laws and regulations will have a material effect on our consolidated financial statements. However, it is possible that substantial costs for compliance or liability may be incurred in the future. Moreover, it is possible that other developments, such as the adoption of stricter environmental laws, regulations, and enforcement policies, could result in additional costs or liabilities that we cannot currently quantify.

We handle, transport, store and dispose of wastes that are subject to the federal Resource Conservation and Recovery Act, or RCRA, and comparable state statutes. The U.S. Environmental Protection Agency, or EPA, and state agencies have limited the approved methods of disposal for some types of hazardous and nonhazardous wastes. Some wastes handled by us in our field service activities that currently are exempt from treatment as hazardous wastes may in the future be designated as “hazardous wastes” under RCRA or other applicable statutes. If this were to occur, we would become subject to more rigorous and costly operating and disposal requirements.

The federal Comprehensive Environmental Response, Compensation, and Liability Act, CERCLA or the “Superfund” law, and comparable state statutes impose liability, without regard to fault or legality of the original conduct, on certain classes of persons. Such classes of persons include the current and past owners or operators of sites where a hazardous substance was released, and companies that disposed or arranged for disposal of hazardous substances, including at offsite locations such as landfills. Under CERCLA, these persons may be ordered to take certain actions or subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment and for damages to natural resources. It is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. We currently own, lease, or operate numerous properties and facilities that for many years have been used for industrial activities, including oil and gas production operations. We have also formerly owned or operated such facilities. Hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by us, or on or under other locations where such substances have been taken for disposal. In addition, some of these properties have been operated by third parties or by previous owners whose treatment and disposal or release of hazardous substances, wastes, or hydrocarbons, was not under our control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove previously disposed substances and wastes (including substances disposed of or released by prior owners or operators or other parties), remediate contaminated property (including groundwater contamination, whether from prior owners or operators or other activities or spills), or perform remedial plugging or pit closure operations to prevent future contamination. These laws and regulations may also expose us to liability for our acts that were in compliance with applicable laws at the time the acts were performed.

In the course of our operations, some of our equipment may be exposed to naturally occurring radiation associated with oil and gas deposits, and this exposure may result in the generation of wastes and other materials containing naturally occurring radioactive materials or “NORM.” NORM exhibiting trace levels of naturally occurring radiation in excess of established state standards are subject to special handling and disposal requirements, and any storage vessels, piping, and work area affected by NORM may be subject to remediation or restoration requirements. Because many of the properties presently or previously owned, operated, or occupied by us have been used for oil and gas production operations for many years, it is possible that we may incur costs or liabilities associated with NORM.

The Federal Water Pollution Control Act, also known as the Clean Water Act, and analogous state laws impose restrictions and strict controls regarding the discharge of pollutants. The discharge of pollutants into jurisdictional waters is prohibited unless the discharge is permitted by the EPA or applicable state agencies. Many of our properties and operations require permits for discharges of wastewater and/or stormwater, and we have a system for securing and maintaining these permits. In addition, the Oil Pollution Act of 1990 imposes a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages, including natural resource damages, resulting from such spills. A responsible party includes the owner or operator of a facility. The Federal Water Pollution Control Act and analogous state laws provide for administrative, civil and criminal penalties for unauthorized discharges and, together with the Oil Pollution Act, impose rigorous requirements for spill prevention and response planning, as well as substantial potential liability for the costs of removal, remediation, and damages in connection with any unauthorized discharges.

Our underground injection operations are subject to the federal Safe Drinking Water Act, as well as analogous state and local laws and regulations. Under Part C of the Safe Drinking Water Act, the EPA established the Underground Injection Control program, which established the minimum program requirements for state and local programs regulating underground injection activities. The Underground Injection Control program includes requirements for permitting, testing, monitoring, record keeping and reporting of injection well activities, as well as a prohibition against the migration of fluid containing any contaminant into underground sources of drinking water. Regulations require us to obtain a permit from the applicable regulatory agencies to operate our underground injection wells. We believe that we have obtained the necessary permits from these agencies for our underground injection wells and that we are in substantial compliance with permit conditions and applicable rules. Nevertheless, these regulatory agencies have the general authority to suspend or modify one or more of these permits if continued operation of one of our underground injection wells is likely to result in pollution of freshwater, substantial violation of permit conditions or applicable rules, or leaks to the environment. Although we monitor the injection process of our wells, any leakage from the subsurface portions of the injection wells could cause degradation of fresh groundwater resources, potentially resulting in cancellation of operations of a well, issuance of fines and penalties from governmental agencies, incurrence of expenditures for remediation of the affected resource and imposition of liability by third parties for property damages and personal injuries. In addition, our sales of residual crude oil collected as part of the saltwater injection process could impose liability on us in the event that the entity to which the oil was transferred fails to manage the residual crude oil in accordance with applicable environmental health and safety laws.

Some of our operations also result in emissions of regulated air pollutants. The federal Clean Air Act and analogous state laws require permits for facilities that have the potential to emit substances into the atmosphere that could adversely affect environmental quality. Failure to obtain a permit or to comply with permit requirements could result in the imposition of substantial administrative, civil and even criminal penalties. The obtaining of new or modified air permits could also expose us to increased costs of operations.

OSHA Matters

We are also subject to the requirements of the federal Occupational Safety and Health Act (OSHA) and comparable state statutes that regulate the protection of the health and safety of workers. In addition, the OSHA hazard communication standard requires that information be maintained about hazardous materials used or produced in operations and that this information be provided to employees, state and local government authorities and the public. We believe that our operations are in substantial compliance with the OSHA requirements, including general industry standards, record keeping requirements, and monitoring of occupational exposure to regulated substances.

Employees

As of November 1, 2006, we had approximately 815 full-time employees. None of our employees are represented by labor unions or covered by any collective bargaining agreements. We also hire independent contractors and consultants involved in land, technical, regulatory and other disciplines to assist our full time employees.

Historically, certain personnel of Gulfport Energy Corporation have provided management and administrative services to us, including accounting, human resources, legal and technical support. Gulfport also administered health and related benefits for our employees. We reimbursed Gulfport for its dedicated employee time and related general and administrative costs based upon the pro rata share of time its employees spent performing services for us. See “Related Party Transactions – Shared Services Agreement.”

Legal Proceedings

Due to the nature of our business, we are, from time to time, involved in routine litigation or subject to disputes or claims related to our business activities, including workers’ compensation claims and employment related disputes. In the opinion of our management, none of the pending litigation, disputes or claims against us, if decided adversely, will have a material adverse effect on our financial condition or results of operations.

Management

Executive Officers and Directors

Set forth below is the name, age, position and a brief account of the business experience of each of our directors, executive officers and other key field management employees as of November 1, 2006.

Name	Age	Position
Arty Straehla	53	Chief Executive Officer, Chief Operating Officer and Director

Cale Coulter	29	Chief Financial Officer, Treasurer and Secretary

Mike Terry	54	Executive Vice President

Mike Liddell	53	Chairman of the Board and Director

Will Higginbotham	49	General Manager – Fluid Logistics and Well-site Services – Oklahoma

Randall D. Holleyman, P.E	55	General Manager – Drilling Technology Services and Applications

Jack Little	50	General Manager – Fluid Logistics and Well-site Services – Texas

Mark McKelvey	48	General Manager – Stimulation and Pumping Services – Texas

Doug Rather	47	General Manager – Stimulation and Pumping Services – Oklahoma

Danny Ward	50	Vice President of Operations – Drilling Technology Services and Applications

Arty Straehla has served as our Chief Executive Officer since October 2006 and as our Chief Operating Officer since January 2006. Prior to joining our company, Mr. Straehla had a 26-year career with the Goodyear Tire and Rubber Co. where his last position was the director of consumer tire manufacturing for the North American consumer tire operations. In this capacity, Mr. Straehla oversaw eight tire plants with 12,000 employees, a $2.5 billion operating budget, a $115.0 million capital expenditures budget and a production capacity of 100 million tires per year. Mr. Straehla holds a Bachelor of Science degree in Secondary Education and a Master of Arts degree in History from Oklahoma State University. Mr. Straehla also has a Master of Business Administration degree from Oklahoma City University.

Cale Coulter has served as our Chief Financial Officer, Treasurer and Secretary since November 2005. Prior to joining our company, Mr. Coulter had a four-year career with Hunt Oil Company, where his last position was the Manager of Finance and Administration for Peru LNG and Hunt Oil Company of Peru. Mr. Coulter holds Bachelor of Business Administration degrees in Finance and Management Information Systems from the University of Oklahoma and is a level 3 CFA candidate.

Mike Terry has served as our Executive Vice President since March 2006 and is responsible for our sales and marketing operations. Prior to joining our company, Mr. Terry had a 12-year career as the Executive Director of the Oklahoma Energy Resources Board, the nation’s first oil and gas environmental and educational program. Mr. Terry’s experience also includes 20 years as an oil and gas producer and co-owner and manager of Chem-Frac, Inc., an oilfield stimulation company in southeastern Oklahoma. Mr. Terry holds a Bachelor of Business Administration degree in Finance from the University of Oklahoma.

Mike Liddell has served as the Chairman of the Board and a director of our company since our incorporation in November 2006 and has been involved with our company since commencement of our operations in 2005. He has served as a director of Gulfport Energy Corporation, a Nasdaq National Market listed independent oil and natural gas exploration and production company, since July 1997 and as its Chairman of the Board since July 1998. He also served as Gulfport’s Chief Executive Officer from April 1998 to December 2005 and as its President from July 2000 to December 2005. Mr. Liddell has served since May 2005 as Chairman of the Board and a director of Bronco Drilling Company, Inc., a Nasdaq National Market listed provider of contract land drilling services. Mr. Liddell also serves as the Chairman of the Board and a director of Windsor Energy Resources, Inc., an independent oil and natural gas exploration and production company, since December 2005. In addition, Mr. Liddell served as Chief Executive Officer of DLB Oil & Gas, Inc., a publicly held oil and natural gas company, from October 1994 to April 1998, and as a director of DLB Oil & Gas from 1991 through April 1998. From 1991 to 1994, Mr. Liddell was President of DLB Oil & Gas. From 1979 to 1991, he was President and Chief Executive Officer of DLB Energy. Bronco, Gulfport and Windsor Energy are companies in which Wexford, our equity sponsor, or its affiliates, beneficially own approximately 41%, 44% and 100%, respectively, of the outstanding shares of common stock. Mr. Liddell received a Bachelor of Science degree in Education from Oklahoma State University.

Key Field Management

Will Higginbotham has served as general manager of our fluid logistics and well-site services division in Oklahoma since August 2006. Prior to his tenure at Diamondback, Mr. Higginbotham was a sales and account representative for Quantum Drilling Motors from 2001 until 2003. Mr. Higginbotham’s family owned and operated two large independent oilfield services companies, Capital Well Service and Oklahoma Tank Service, for more than 30 years before selling the companies in 1998. Mr. Higginbotham served as general manager, secretary and treasurer of these companies from 1977 until 1998.

Randall D. Holleyman, P.E. has served as general manager of our drilling technology services and applications division since December 2005. Mr. Holleyman served as president of Quantum Drilling Motors, a directional drilling company, since its inception in August 1998 until we acquired substantially all of the assets of that company in December 2005. A registered professional engineer, Mr. Holleyman has more than 30 years experience in the oil and natural gas industry, specializing in management, drilling and completion engineering and operations. Mr. Holleyman received a bachelor’s degree in petroleum engineering in 1974 and a master’s degree in petroleum engineering and economics in 1987 from the University of Oklahoma.

Jack Little has served as general manager of our fluid logistics and well-site services division in Texas since January 2006. Mr. Little served as general manager of Total Oilfield Services, a Fort Worth Basin-based fluid logistics and disposal company, from 2004 until our acquisition of this entity in January 2006. Mr. Little was one of the original partners in Total Oilfield Services and its affiliate, Total Pumping Services, which we also acquired in January 2006. Prior to his tenure at Total Oilfield Services and its affiliates, Mr. Little managed fluid logistics in the Barnett Shale, Texas for Key Energy from 2001 until 2004 and for Q Services from 1996 until 2001. Prior to his tenure at Key Energy and Q Services, Mr. Little founded Johnson Tank Trucks in north Texas in 1984, which he operated for 12 years. Mr. Little began his career in sales with Dowell, Inc. in 1978 and has 28 years of experience in the oil and natural gas industry, primarily as a fluid transportation company owner or manager.

Mark McKelvey has served as general manager of our stimulation and pumping services division in Texas since January 2006. Mr. McKelvey served as general manager of Total Pumping Services, a water transfer company, which is located in the Fort Worth Basin, from 2004 until our acquisition of this entity in January 2006. Mr. McKelvey began his career with Dowell in 1979 and held various sales and field engineering positions, including a procurement and frac coordinator, first at Dowell and then at Schlumberger where he was employed from 1985 until 1994. Mr. McKelvey has 28 years of oil and natural gas industry experience, most of it in stimulation and pumping business.

Doug Rather has served as general manager of our stimulation and pumping services division in Oklahoma since January 2006. Mr. Rather served as general manager of Cementing Services, a multi-line stimulation company based in Marlow, Oklahoma, from 2004 until our acquisition of this entity in January 2006. Mr. Rather was one of the founding partners of Cementing Services. Prior to his tenure at Cementing Services, Mr. Rather had a 28-year career with Halliburton where he served in various capacities. Such positions included service as Halliburton’s franchise manager for southern Oklahoma from 2000 until 2005 and as its stimulation team coordinator with responsibility for operations in southern Oklahoma, Western Arkansas and North Texas from 1996 until 2000. Mr. Rather has 30 years of field and management experience in the oil and natural gas industry.

Danny Ward has served as vice-president of operations of our drilling technology services and applications division since December 2005. Mr. Ward served as vice-president of operations of Quantum Drilling Motors from 2002 until our acquisition of substantially all of the assets of that company in December 2005. Mr. Ward has 31 years of oil and natural gas industry experience, having held management positions with Weatherford, Drillex and Leam Drilling Systems prior to joining Quantum in 2002. Mr. Ward has experience in all aspects of the directional, horizontal and drilling motor services.

Our Board of Directors and Committees

Upon completion of this offering, our board of directors will consist of five directors. Our certificate of incorporation provides that the terms of office of the directors are one year from the time of their election until the next annual meeting of stockholders or until their successors are duly elected and qualified.

Our bylaws provide that the authorized number of directors may be changed by an amendment to the bylaws adopted by our board of directors or by the stockholders. In addition, our certificate of incorporation and our bylaws provide that, in general, vacancies on the board may be filled by a majority of directors in office, although less than a quorum.

Our board of directors will establish an audit committee in connection with this offering whose functions include the following:

•	assist the board of directors in its oversight responsibilities regarding (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) the independent accountant’s qualifications and independence and (4) our accounting and financial reporting processes of and the audits of our financial statements;

•	prepare the report required by the SEC for inclusion in our annual proxy or information statement;

•	appoint, retain, compensate, evaluate and terminate our independent accountants;

•	approve audit and non-audit services to be performed by the independent accountants; and

•	perform such other functions as the board of directors may from time to time assign to the audit committee.

The specific functions and responsibilities of the audit committee will be set forth in the audit committee charter. Upon completion of this offering, our audit committee will include at least one director who satisfies the independence requirements of current SEC rules and The NASDAQ Global Market listing standards. Within one year after completion of the offering, we expect that our audit committee will be composed of three members that will satisfy the independence requirements of current SEC rules and The NASDAQ Global Market listing standards. We also expect that one of the members of the audit committee will qualify as an audit committee financial expert as defined under these rules and listing standards, and the other members of our audit committee will satisfy the financial literacy standards for audit committee members under these rules and listing standards.

Pursuant to our bylaws, our board of directors may, from time to time, establish other committees to facilitate the management of our business and operations. Because we are considered to be controlled by Wexford under The NASDAQ Global Market rules, we are eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. We have elected to take advantage of these exemptions. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions after the specified transition periods.

Director Compensation

To date, none of our directors has received compensation for services rendered as a board member. Members of our board of directors who are also officers or employees of our company will not receive compensation for their services as directors. It is anticipated that after the completion of this offering, we will pay our non-employee directors a monthly retainer of $1,000 and a per meeting attendance fee of $500 and reimburse all ordinary and necessary expenses incurred in the conduct of our business.

In connection with this offering, we intend to implement an equity incentive plan. Under the plan, certain non-employee directors will be granted              shares of restricted stock, which will vest in six approximately equal installments every six months beginning on the six-month anniversary of the date of grant.

Compensation Committee Interlocks and Insider Participation

We do not currently have a compensation committee. None of our executive officers serves, or has served during the past year, as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

From our inception in 2005 through March 2006, the services of our executive officers were provided by our affiliate Gulfport Energy Corporation. We did not pay these individuals directly, but instead reimbursed Gulfport for the salary and other benefits paid to these executives. During 2005, the executives compensated under this arrangement were our Chief Executive Officer, Michael O. Thompson, and our Chief Financial Officer, Cale Coulter, and we reimbursed Gulfport for their services in the amounts of $66,209 and $29,680, respectively. See “Related Party Transactions – Shared Services Agreement.” Mr. Thompson resigned as Chief Executive Officer in October 2006. Our named executive officers, Messrs. Straehla, Coulter and Terry, will be compensated at an annual rate of $            , $             and $            , respectively, upon completion of this offering.

We have not entered into employment agreements with any of our executive officers. Prior to the completion of this offering, we did not have any stock option or other equity compensation plan and, as a result, there were no stock option grants to, or option exercises by, any of our named executive officers in 2005.

2006 Equity Incentive Plan

General. In connection with this offering, we intend to implement an equity incentive plan and approve the forms of agreement to be used by participants under the plan. The purpose of the plan will be to enable our company, and any of its affiliates, to attract and retain the services of the types of employees, consultants and directors who will contribute to our long range success and to provide incentives which are linked directly to increases in share value which will inure to the benefit of our stockholders. The plan provides a means by which eligible recipients of awards may be given an opportunity to benefit from increases in value of our common stock through the granting of incentive stock options, nonstatutory stock options, restricted awards, performance awards and stock appreciation rights.

Eligible award recipients are employees, consultants and directors of our company and its affiliates. Incentive stock options may be granted only to our employees. Awards other than incentive stock options may be granted to employees, consultants and directors. The shares that may be issued pursuant to awards consist of our authorized but unissued common stock, and the maximum aggregate amount of such common stock which may be issued upon exercise of all awards under the plan, including incentive stock options, may not exceed              shares, subject to adjustment to reflect certain corporate transactions or changes in our capital structure.

We anticipate granting              to employees and certain non-employee directors to purchase a total of              shares of our common stock under the plan upon completion of this offering.

Share Reserve. The aggregate number of shares of common stock initially authorized for issuance under the plan is              shares. However, (i) shares covered by an award that expires or otherwise terminates without having been exercised in full and (ii) shares that are forfeited to, or repurchased by, us pursuant to a forfeiture or repurchase provision under the plan may return to the plan and be available for issuance in connection with a future award.

Administration. Our board of directors (or such committee as may be appointed by our board of directors from time to time) administers the plan. Among other responsibilities, the board selects participants from among the eligible individuals, determines the number of ordinary shares that will be subject to each award and determines the terms and conditions of each award, including methods of payment, vesting schedules and limitations and restrictions on awards. Our board of directors may amend, suspend, or terminate the plan at any time. Amendments will not be effective without stockholder approval if stockholder approval is required by applicable law or stock exchange requirements.

Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. Employees, directors and consultants may be granted nonstatutory stock options, but only employees may be granted incentive stock options. The plan administrator determines the exercise price of a stock option, provided that the exercise price of a stock option generally cannot be less than 100% (and in the case of an incentive stock option granted to a 10% stockholder, 110%) of the fair market value of our common stock on the date of grant, except when assuming or substituting options in limited situations such as an acquisition. Generally, options granted under the plan vest ratably over a five-year period and have a term of ten years (five years in the case of an incentive stock option granted to a 10% stockholder), unless specified otherwise by the plan administrator.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (i) cash or check, (ii) a broker-assisted cashless exercise, (iii) the tender of common stock previously owned by the optionee and (iv) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.

Restricted Awards. Restricted awards are awards of either actual shares of common stock, or of hypothetical share units having a value equal to the fair market value of an identical number of shares of common stock, and which may provide that such restricted awards may not be sold, transferred, or otherwise disposed of for such period as the plan administrator determines. The purchase price and vesting schedule, if applicable, of restricted awards are determined by the plan administrator.

Performance Awards. Performance awards entitle the recipient to acquire shares of common stock, or hypothetical share units having a value equal to the fair market value of an identical number of shares of common stock that will be settled in the form of shares of common stock upon the attainment of specified performance goals. Performance awards may be granted independent of or in connection with the granting of any other award under the plan. Performance goals will be established by the plan administrator based on one or more business criteria that apply to the plan participant, a business unit, or our company and our affiliates. Performance goals will be objective and meet the requirements of Section 162(m) of the Code. No payout will be made on a performance award granted to a named executive officer unless all applicable performance goals and service requirements are achieved. Performance awards may not be sold, assigned, transferred, pledged or otherwise encumbered and terminate upon the termination of the participant’s service to us or our affiliates.

Stock Appreciation Rights. Stock appreciation rights may be granted independent of or in tandem with the granting of any option under the plan. Stock appreciation rights are granted pursuant to stock appreciation rights agreements. The exercise price of a stock appreciation right granted independent of an option is determined by the plan administrator, but may be no less than 100% of the fair market value of our common stock on the date of grant. The exercise price of a stock appreciation right granted in tandem with an option is the same as the exercise price of the related option. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (i) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (ii) the number of shares of common stock with respect to which the stock appreciation right is exercised. Payment will be made in cash, delivery of stock, or a combination of cash and stock as deemed appropriate by the plan administrator.

Non-qualified deferred compensation awards. In the event any award under the plan is granted with an exercise price less than 100% of the fair market value of our common stock on the date of grant, it will be deemed a non-qualified deferred compensation award under Section 409A of the Internal Revenue Code. Generally, a non-qualified deferred compensation award may not be exercised or distributed prior to (i) a specified time or fixed schedule set forth in the award agreement, (ii) the participant’s separation from service, (iii) the death or disability of the participant, (iii) an unforeseeable emergency, or (iv) a change-in-control event. A non-qualified deferred compensation award may be exercisable no later than the later of (a) two and one-half months following the end of our taxable year in which the award first becomes exercisable or distributable or (b) two and one-half months following the end of the award recipient’s taxable year in which the award first becomes exercisable or distributable.

Adjustments in capitalization. In the event that there is a specified type of change in our common stock without the receipt of consideration by us, such as pursuant to a merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other transaction, appropriate adjustments will be made to the various limits under, and the share terms of, the plan including (i) the number and class of shares reserved under the plan, (ii) the maximum number of stock options and stock appreciation rights that can be granted to any one person in a calendar year and (iii) the number and class of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. In the event of significant corporate transaction (other than a transaction resulting in Wexford or an entity controlled by, or under common control with Wexford maintaining direct or indirect control over the Company), such as a dissolution or liquidation of the Company, or any corporate separation or division, including, but not limited to, a split-up, a split-off or a spin-off, or a sale in one or a series of related transactions, of all or substantially all of the assets of the Company or a merger, consolidation, or reverse merger in which we are not the surviving entity, then all outstanding stock awards under the plan may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company), or may be cancelled either with or without consideration for the vested portion of the awards. In the event an award would be cancelled without consideration paid to the extent vested, the award recipient may exercise the award in full or in part for a period of ten days.

Limitations on Liability and Indemnification of Officers and Directors

Certificate of Incorporation and Bylaws

Our certificate of incorporation provides that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the Delaware General Corporation Law, or DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by the DGCL:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

This provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

Our certificate of incorporation also provides that we will, to the fullest extent permitted by Delaware law, indemnify our directors and officers against losses that they may incur in investigations and legal proceedings resulting from their service.

Our bylaws include provisions relating to advancement of expenses and indemnification rights consistent with those provided in our certificate of incorporation. In addition, our bylaws provide:

•	for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time; and

•	permit us to purchase and maintain insurance, at our expense, to protect us and any of our directors, officers and employees against any loss, whether or not we would have the power to indemnify that person against that loss under Delaware law.

Liability Insurance

We intend to provide liability insurance for our directors and officers, including coverage for public securities matters. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification from us is sought. We are not aware of any threatened litigation that may result in claims for indemnification from us.

Related Party Transactions

Shared Services Agreement

Historically, we have outsourced management and administrative services to Gulfport Energy Corporation pursuant to a shared services agreement and reimbursed Gulfport for its dedicated employee time and related general and administrative costs based on the proportionate amount of time its employees spent performing services for us. In 2005 and the first six months of 2006, we paid Gulfport approximately $338,000 and approximately $1.0 million, respectively, under this agreement. Although we believe the fees we paid to Gulfport for its services were reasonable, it is possible that unrelated third parties could have provided comparable services at a lower cost. Gulfport ceased providing management services to us in March 2006 and administering benefit plans for our employees in June 2006. Our Chairman of the Board, Mike Liddell, is also the Chairman of the Board of Gulfport. Our principal stockholder, Services LLC, is controlled by Wexford. The Chairman and controlling member of Wexford also beneficially own approximately 44% of the outstanding common stock of Gulfport.

We provide certain completion and production services to Gulfport. For the six months ended June 30, 2006, Gulfport paid us $288,500 for such services and owed us an additional $280,866. We provided no such services in 2005.

Leases

We currently lease office space for our corporate headquarters from an unrelated third party. Caliber Development Company LLC, an entity controlled by Wexford, is constructing a new building and, upon its completion, we intend to lease approximately 14,000 square feet in the new building for our corporate headquarters. It is expected that construction will be completed in or about June 2007. Terms for the lease have not been determined.

We lease a property in Cresson, Texas, from Caliber Texas Properties, L.P., an entity controlled by Wexford, for our stimulation and pumping operations in North Texas. The property consists of approximately 17 acres. Improvements made on the property to our specifications consist of offices, storage and maintenance facilities, material storage silos and a rail spur. The lease commenced on July 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. We have no purchase options or rights of first refusal under the lease. During the period July 1, 2006 through October 31, 2006, we paid Caliber Texas $4,333 per month in rent, which rent was fixed during the term, subject to increases only if improvements we request are made. Effective November 1, 2006, our rent increased to $17,046 per month as certain improvements requested by us were completed.

We lease a property in Oklahoma City, Oklahoma, from Caliber Development for our drilling technology services and applications operations. The property consists of approximately two acres. Improvements are presently being constructed on the property and will consist of offices and repair facilities. The lease commenced on July 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. We have no purchase options or rights of first refusal under the lease. We pay Caliber Development $1,519 per month in rent, which rent is fixed during the term, subject to increases only if additional improvements we request are made.

We lease a property in Mills, Wyoming, from Caliber Wyoming Properties LLC, an entity controlled by Wexford, for our drilling technology services and applications operations. The property consists of approximately 1.5 acres. Improvements consist of offices and repair facilities. The lease commenced on November 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. We have no purchase option or rights of first refusal under the lease. We pay Caliber Wyoming $5,650 per month in rent, which rent is fixed during the term, subject to increases only if additional improvements we request are made.

Bronco Drilling Company, Inc.

Bronco Drilling Company, Inc. drilled our disposal well located in Bono, Texas. The well was completed in June 2006 of which $0.8 million, was paid to Bronco during the second quarter of 2006. Mike Liddell, our Chairman of the Board,

is also the Chairman of the Board of Bronco. Wexford, which will beneficially own         % of our common stock after this offering (        % if the over-allotment option is exercised in full), beneficially owns approximately 41% of the outstanding common stock of Bronco.

Windsor Energy Group, L.L.C.

We provide certain well-site services and drilling technology services and applications to Windsor Energy Group, L.L.C. During the fiscal year ended December 31, 2005 and the six months ended June 30, 2006, revenues of approximately $46,000 and $1.5 million, respectively, were recognized for such services. Our Chairman of the Board, Mike Liddell, is also the Chairman of the Board of Windsor Energy. Wexford is the controlling member of Windsor Energy.

Kappa Investors Loan

In July and August of 2006, we borrowed an aggregate of $21.0 million from Kappa Investors LLC, an entity controlled by Wexford, under the terms of a subordinated unsecured revolving credit facility. Of this amount, $7.0 million was repaid by us on August 30, 2006 with borrowings under the Fortis credit facility, and $14.0 million was outstanding as of November 1, 2006. The loan matures on the earlier of July 5, 2007 and the closing of this offering. Borrowings under this loan bear interest at a rate of LIBOR plus 4%, which we refer to as the borrowing rate. Kappa Investors has the right to increase the interest rate applicable to the outstanding principal under this facility to a rate that is 2% in excess of the borrowing rate in the event we default on the payment of interest or principal. The default rate will continue until all events of default have been cured. The loan provides for certain restrictions on merger or consolidation, sale, lease or other disposal of all or any substantial part of our business or assets and our ability to incur additional indebtedness. We paid Kappa Investors a commitment fee of $210,000.

Transfer and Merger

The oilfield service operations described in this prospectus are currently owned and operated by nine wholly-owned subsidiaries of Services LLC, a limited liability company controlled by Wexford. Prior to the completion of this offering, these subsidiaries will be transferred to Diamondback Holdings, our parent, which will thereafter be merged with us. In the merger, Services LLC will be issued shares of our common stock representing 100% of our common stock then outstanding. Mike Liddell is the operating member of Services LLC. See note 2 under the caption “Principal Stockholders.”

Other

In the ordinary course of our business, we purchase workover rigs from Taylor Rig, L.L.C. and other equipment from Diamondback-Special LLC. Taylor and Special are each wholly-owned subsidiaries of Services LLC, a company controlled by Wexford. During the six months ended June 30, 2006, our aggregate purchases from Taylor and Special were $709,000 and $1.2 million, respectively. Mike Liddell is the operating member of Services LLC. See note 2 under the caption “Principal Stockholders.”

Principal Stockholders

The following table sets forth certain information with respect to the beneficial ownership of our common stock by:

•	each stockholder known by us to be the beneficial owner of more than five percent of the outstanding shares of our common stock;

•	each of our directors and nominees for director;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

Except as otherwise indicated, we believe that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned.

		Percentage of Shares Beneficially Owned (1)
Name of Beneficial Owner	Number of Shares Beneficially Owned (1)	Prior to Offering	After Offering
5% Stockholder:
Diamondback Energy Services LLC (2)		100%
Executive Officers and Directors:
Arty Straehla
Cale Coulter
Mike Terry
Mike Liddell (2)
All executive officers and directors as a group (four persons)

(1)	Percentage of beneficial ownership is based upon shares of common stock outstanding as of , 2006, and shares of common stock outstanding after the offering. The table assumes no exercise of the underwriters’ over-allotment option. Pursuant to Rule 13d-3 under the Exchange Act, a person or group of persons is deemed to have “beneficial ownership” of any shares which such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any security which such person or group of persons has the right to acquire within 60 days is deemed to be outstanding for the purpose of computing the percentage ownership for such person or persons, but is not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. As a result, the denominator used in calculating the beneficial ownership among our stockholders may differ.

(2)	Wexford Capital LLC is the sole manager of Diamondback Energy Services LLC, or Services LLC, and controls four entities that own membership interests in Services LLC. We refer to these four entities as the Wexford members. The remaining membership interests are owned by Mike Liddell. The Wexford members have the exclusive authority to appoint the manager of Services LLC. As manager of Services LLC, Wexford has the exclusive authority to, among other things, purchase, hold and dispose of its assets, including the shares of our common stock that will be owned by Services LLC. Mr. Liddell is the operating member of Services LLC with responsibility for managing its day-to-day operations, subject to the right of Wexford or the Wexford members to assume responsibility for such operations. Mr. Liddell has no power or authority to make decisions with respect to the shares of our common stock that will be owned by Services LLC. All distributions made by Services LLC are first paid to the Wexford members pro rata until they have received amounts equal to their capital contributions in Services LLC, which currently aggregate approximately $ million. Thereafter, distributions are to be made 90% to the Wexford members and 10% to Mr. Liddell. Wexford may, by reason of its status as manager of Services LLC, be deemed to own beneficially the shares of our common stock with respect to which Services LLC will possess beneficial ownership. Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford, be deemed to beneficially own such shares of our common stock. Each of Charles E. Davidson, Joseph M. Jacobs and Wexford will share the power to vote and to dispose of the shares of our common stock beneficially owned by Services LLC. Each of Messrs. Davidson and Jacobs disclaims beneficial ownership of such shares of our common stock. Wexford’s address is Wexford Plaza, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

Description of Capital Stock

We will amend and restate our certificate of incorporation and bylaws in connection with this offering. The following description of our common stock, certificate of incorporation and our bylaws are summaries thereof and are qualified by reference to our certificate of incorporation and our bylaws as so amended and restated, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. We intend to apply to have our shares of common stock quoted on The NASDAQ Global Market.

Common Stock

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of the board of directors can elect all the directors to be elected at that time, and, in such event, the holders of the remaining shares will be unable to elect any directors to be elected at that time. Our certificate of incorporation does not grant stockholders any preemptive rights to acquire or subscribe for any stock, obligation, warrant or other securities of ours. Holders of shares of our common stock have no redemption or conversion rights nor are they entitled to the benefits of any sinking fund provisions.

In the event of our liquidation, dissolution or winding up, holders of shares of common stock shall be entitled to receive, pro rata, all the remaining assets of our company available for distribution to our stockholders after payment of our debts and after there shall have been paid to or set aside for the holders of capital stock ranking senior to common stock in respect of rights upon liquidation, dissolution or winding up the full preferential amounts to which they are respectively entitled.

Holders of record of shares of common stock are entitled to receive dividends when and if declared by the board of directors out of any assets legally available for such dividends, subject to both the rights of all outstanding shares of capital stock ranking senior to the common stock in respect of dividends and to any dividend restrictions contained in debt agreements. All outstanding shares of common stock and any shares sold and issued in this offering will be fully paid and nonassessable by us.

Preferred Stock

Our board of directors is authorized to issue up to 1,000,000 shares of preferred stock in one or more series. The board of directors may fix for each series:

•	the distinctive serial designation and number of shares of the series;

•	the voting powers and the right, if any, to elect a director or directors;

•	the terms of office of any directors the holders of preferred shares are entitled to elect;

•	the dividend rights, if any;

•	the terms of redemption, and the amount of and provisions regarding any sinking fund for the purchase or redemption thereof;

•	the liquidation preferences and the amounts payable on dissolution or liquidation;

•	the terms and conditions under which shares of the series may or shall be converted into any other series or class of stock or debt of the corporation; and

•	any other terms or provisions which the board of directors is legally authorized to fix or alter.

We do not need stockholder approval to issue or fix the terms of the preferred stock. The actual effect of the authorization of the preferred stock upon your rights as holders of common stock is unknown until our board of directors determines the specific rights of owners of any series of preferred stock. Depending upon the rights granted to any series of preferred stock, your voting power, liquidation preference or other rights could be adversely affected. Preferred stock may be issued in acquisitions or for other corporate purposes. Issuance in connection with a stockholder rights plan or other takeover defense could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of our company. We have no present plans to issue any shares of preferred stock.

Related Party Transactions and Corporate Opportunities

Subject to the limitations of applicable law, our certificate of incorporation, among other things:

•	permits us to enter into transactions with entities in which one or more of our officers or directors are financially or otherwise interested so long as it has been approved by our board of directors;

•	permits any of our stockholders, officers or directors to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

•	provides that if any director or officer of one of our affiliates who is also one of our officers or directors becomes aware of a potential business opportunity, transaction or other matter (other than one expressly offered to that director or officer in writing solely in his or her capacity as our director or officer), that director or officer will have no duty to communicate or offer that opportunity to us, and will be permitted to communicate or offer that opportunity to such affiliates and that director or officer will not be deemed to have (i) acted in a manner inconsistent with his or her fiduciary or other duties to us regarding the opportunity or (ii) acted in bad faith or in a manner inconsistent with our best interests.

Anti-takeover Effects of Provisions of Our Certificate of Incorporation and Our Bylaws

Some provisions of our certificate of incorporation and our bylaws contain provisions that could make it more difficult to acquire us by means of a merger, tender offer, proxy contest or otherwise, or to remove our incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Undesignated preferred stock. The ability to authorize and issue undesignated preferred stock may enable our board of directors to render more difficult or discourage an attempt to change control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interest, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Stockholder meetings. Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or by a resolution adopted by a majority of our board of directors.

Requirements for advance notification of stockholder nominations and proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors.

Stockholder action by written consent. Our bylaws provide that, except as may otherwise be provided with respect to the rights of the holders of preferred stock, no action that is required or permitted to be taken by our stockholders at any annual or special meeting may be effected by written consent of stockholders in lieu of a meeting of stockholders, unless the action to be effected by written consent of stockholders and the taking of such action by such written consent have expressly been approved in advance by our board. This provision, which may not be amended except by the affirmative vote of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, makes it difficult for stockholders to initiate or effect an action by written consent that is opposed by our board.

Amendment of the bylaws. Under Delaware law, the power to adopt, amend or repeal bylaws is conferred upon the stockholders. A corporation may, however, in its certificate of incorporation also confer upon the board of directors the power to adopt, amend or repeal its bylaws. Our certificate of incorporation and bylaws grant our board the power to adopt, amend and repeal our bylaws at any regular or special meeting of the board on the affirmative vote of a majority of the directors then in office. Our stockholders may adopt, amend or repeal our bylaws but only at any regular or special meeting of stockholders by an affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Removal of Director. Our certificate of incorporation and bylaws provide that members of our board of directors may only be removed by the affirmative vote of holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Amendment of the Certificate of Incorporation. Our certificate of incorporation provides that, in addition to any other vote that may be required by law or any preferred stock designation, the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class, is required to amend, alter or repeal, or adopt any provision as part of our certificate of incorporation inconsistent with the provisions of our certificate of incorporation dealing with distributions on our common stock, related party transactions, our board of directors, our bylaws, meetings of our stockholders or amendment of our certificate of incorporation.

The provisions of our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

             will be the transfer agent and registrar for our common stock.

Shares Eligible for Future Sale

Prior to this offering, there has been no market for our common stock. Future sales in the public markets of substantial amounts of common stock, including shares issued upon exercise of outstanding options, could adversely affect prevailing market prices from time to time for our common stock and impair our ability to raise capital through future sales of equity securities.

Upon completion of this offering, we will have outstanding an aggregate of              shares of common stock, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options. All of the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, or the Securities Act, except for shares, if any, which may be acquired by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, us and may include our directors and officers as well as our significant stockholders, if any.

Lock-up Agreements

In connection with this offering, we, our executive officers and directors and Services LLC have agreed to enter into lock-up agreements in favor of the underwriters that prohibit us and these other individuals or entities, directly or indirectly, from selling or otherwise disposing of any shares or securities convertible into shares for a period of 180 days from the date of this prospectus, without the prior written consent of Jefferies & Company Inc., subject to limited exceptions. Immediately following this offering, persons subject to lock-up agreements will own shares, representing approximately         % of the then outstanding shares, or approximately         % if the underwriters’ over-allotment option is exercised in full.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; and

•	the average weekly trading volume of our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Under Rule 144(k), a person who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Registration Rights

We have entered into a registration rights agreement with Services LLC. Under the registration rights agreement, Services LLC has three demand registration rights, as well as “piggyback” registration rights. The demand rights enable Services LLC to require us to register its shares of our common stock with the SEC at any time, subject to the 180-day lock-up agreement it has entered into in connection with our initial public offering. The piggyback rights will allow Services LLC to register the shares of our common stock that it owns along with any shares that we register with the SEC. These registration rights are subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares.

2006 Equity Incentive Plan

An aggregate of              shares of our common stock have be reserved for issuance pursuant to our equity incentive plan, of which              shares of restricted stock will be outstanding immediately after this offering. We intend to file a registration statement on Form S-8 with respect to the issuance of all shares issuable under the plan. Accordingly, shares issued pursuant to this plan will be freely tradable, except for any shares held by our affiliates, as such term is defined by the SEC.

Stock Purchase Agreement

We are a party to that certain stock purchase agreement, dated as of January 31, 2006, between us and Packers & Service Tools, Inc. entered into in connection with our acquisition of that entity. Under the stock purchase agreement, we are obligated to issue shares of our common stock with an aggregate value of $2.8 million within ten days after the closing of this offering to certain former stockholders of Packers & Service Tools, Inc. Approximately 36% of such shares will be held in escrow until January 31, 2007 to cover any indemnification claim we may have against the sellers of the capital stock of Packers & Service Tools, Inc. If we fail to complete an initial public offering within 18 months after the January 31, 2006 closing date of the stock purchase agreement, we must pay the sellers $2.8 million plus interest from the closing date. The shares to be issued under the stock purchase agreement will not be registered under the Securities Act or the securities laws of any jurisdiction and may not be transferred, except pursuant to an exemption from registration under the Securities Act and the applicable state securities laws or pursuant to an effective registration statement.

Underwriting

Under the terms and subject to the conditions contained in an underwriting agreement dated                     , 2006, we have agreed to sell to the underwriters named below, for whom                      and                      are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Jefferies & Company, Inc.

Total

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares of common stock at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The underwriters and selling group members may allow a discount of $             per share on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

We estimate that our out of pocket expenses for this offering will be approximately $            .

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting discounts and commissions paid by us	$	$	$	$
Expenses paid by us	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

The underwriters and their affiliates may provide in the future, investment banking and other financial services for us in the ordinary course of business, for which they will receive customary compensation.

Services LLC and our directors and officers have agreed that, subject to certain exceptions, we and they will not, without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.), directly or indirectly, sell (including, without limitation, any short sale), offer, contract or grant any option to sell, pledge, transfer or establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer, or announce the offering of, or file any registration statement under the Securities Act in respect of, any shares of our common stock, options, rights or warrants to acquire shares of our common stock or securities exchangeable or exercisable for or convertible into shares of our common stock or publicly announce the intention to do any of the foregoing during the period commencing on and including the date of this prospectus and ending on and including the 180th day following the date of this prospectus, which is referred to as the Lock-up Period, provided, however, that we may issue shares of our common stock or options to purchase shares of our common stock, or issue shares of our common stock upon exercise of options, pursuant to any stock option, stock bonus or other stock plan or arrangement described in this prospectus, but only if the holders of such shares, options, or shares issued upon exercise of such options, agree in writing not to sell, offer, dispose of or otherwise transfer any such shares or options during such Lock-up Period without the prior written consent of Jefferies & Company, Inc. (which consent may be withheld at the sole discretion of Jefferies & Company, Inc.).

Notwithstanding the foregoing, if (i) during the last 17 days of the Lock-up Period, we issue an earnings release or material news or a material event relating to us occurs or (ii) prior to the expiration of the Lock-up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-up Period, then in each case the Lock-up Period will be extended until the expiration of the 18-day period beginning on the date of the issuance of the earnings release or the occurrence of the material news or material event, as applicable, unless Jefferies & Company, Inc. waives, in writing, such extension (which waiver may be withheld at the sole discretion of Jefferies & Company, Inc.), except that such extension will not apply if, (i) within three business days prior to the 15th calendar day before the last day of the Lock-up Period, we deliver a certificate, signed by our Chief Financial Officer or Chief Executive Officer, certifying on our behalf that (i) shares of our common stock are “actively traded securities” (as defined in Regulation M), (ii) we meet the applicable requirements of paragraph (a)(1) of Rule 139 under the Securities Act in the manner contemplated by NASD Conduct Rule 2711(f)(4), and (iii) the provisions of NASD Conduct Rule 2711(f)(4) are not applicable to any research reports relating to us published or distributed by any of the underwriters during the 15 days before or after the last day of the Lock-up Period (before giving effect to such extension).

The underwriters have reserved for sale at the initial public offering price up to     % of the total shares of our common stock offered hereby (excluding any shares to be sold pursuant to the over-allotment option) for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

We intend to apply for the quotation of our common stock on The NASDAQ Global Market.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been determined by a negotiation between us and the representatives and will not necessarily reflect the market price of our common stock following the offering. The principal factors that were considered in determining the public offering price included:

•	the information presented in this prospectus and otherwise available to the underwriters;

•	the history of and prospects for the industry in which we compete;

•	our past and present operations;

•	the ability of our management;

•	the prospects for our future earnings;

•	the present state of our development and current financial condition;

•	the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies; and

•	the general condition of the securities markets at the time of this offering.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for, or purchases of, our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

The shares are offered for sale in those jurisdictions in the United States and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares directly or indirectly, or distribute this prospectus or any other offering material relating to the shares, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

Notice to Canadian Residents

Resale Restrictions

The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the common stock are made. Any resale of the common stock in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

By purchasing the common stock in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the common stock to the regulatory authority that by law is entitled to collect the information.

Rights of Action – Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the common stock, for rescission against us in the event that this prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the common stock. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the common stock. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the common stock were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the common stock as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and about the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

Legal Matters

The validity of the shares of common stock that are offered hereby by us will be passed upon by Akin Gump Strauss Hauer & Feld LLP. Certain legal matters in connection with the offering will be passed upon for the underwriters by Vinson & Elkins L.L.P.

Experts

The consolidated financial statements of Diamondback Energy Services and subsidiaries as of December 31, 2005 and for the period from September 29, 2005 (inception) through December 31, 2005, the financial statements of Quantum Drilling Motors, L.L.C. as of November 30, 2005 and December 31, 2004 and for the eleven months ended November 30, 2005 and for the years ended December 31, 2004 and 2003 and the combined financial statements of Sooner Trucking & Oilfield Services, Inc. and affiliates as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 appearing in this prospectus and registration statement have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in its reports thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

The financial statements of Pioneer Oilfield Services, Inc. as of February 28, 2006 and December 31, 2005, and the related statements of income and retained earnings and cash flows for the periods then ended appearing in this prospectus and registration statement have been audited by Tullius Taylor Sartain & Sartain LLP, independent registered public accounting firm, as set forth in its report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act covering the securities offered by this prospectus. This prospectus, which constitutes a part of that registration statement, does not contain all of the information that you can find in that registration statement and its exhibits. Certain items are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information about us and the common stock offered by this prospectus, reference is made to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus and any prospectus supplement as to the contents of any contract or other document referred to are not necessarily complete and in each instance such statement is qualified by reference to each such contract or document filed as part of the registration statement. When we complete this offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read any materials we file with the SEC free of charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of these documents may be obtained from such office upon the payment of the fees prescribed by the SEC. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov. The registration statement, including all exhibits thereto and amendments thereof, has been filed electronically with the SEC.

Glossary of Oil and Natural Gas Terms

Acidizing. The pumping of acid into the wellbore to remove near-well formation damage and other damaging substances.

Bbl(s). Barrel(s) of oil.

Blowout. An uncontrolled flow of reservoir fluids into the wellbore, and sometimes catastrophically to the surface. A blowout may consist of salt water, oil, natural gas or a mixture of these. Blowouts can occur in all types of exploration and production operations, not just during drilling operations. If reservoir fluids flow into another formation and do not flow to the surface, the result is called an underground blowout. If the well experiencing a blowout has significant openhole intervals, it is possible that the well will bridge over (or seal itself with rock fragments from collapsing formations) downhole and intervention efforts will be averted.

Casing. Large-diameter pipe lowered into an openhole wellbore and cemented in place.

Cementing. To prepare and pump cement into place in a wellbore.

Completion phase. A generic term used to describe the assembly of downhole tubulars and equipment required to enable safe and efficient production from an oil or gas well. The point at which the completion process begins may depend on the type and design of the well.

Downhole. Pertaining to or in the wellbore (as opposed to being on the surface).

Downhole motor. A drilling motor located in the drill string above the drilling bit powered by the flow of drilling mud. Downhole motors are used to increase the speed and efficiency of the drill bit or can be used to steer the bit in directional drilling operations. Drilling motors have become very popular because of horizontal and directional drilling applications and the increase of day rates for drilling rigs.

Drill collar. A component of the drillstring that provides weight on the bit for drilling. Drill collars are thick-walled tubular pieces machined from solid bars of steel, usually plain carbon steel but sometimes of nonmagnetic nickel-copper alloy or other nonmagnetic premium alloys. The bars of steel are drilled from end to end to provide a passage to pumping drilling fluids through the collars. The outside diameter of the steel bars may be machined slightly to ensure roundness, and in some cases may be machined with helical grooves (“spiral collars”). Finally, threaded connections, male on one end and female on the other, are cut so multiple collars can be screwed together along with other downhole tools to make a bottomhole assembly (BHA). Gravity acts on the large mass of the collars to provide the downward force needed for the bits to efficiently break rock.

Frac tanks. A tank used to hold fluid during a frac job. Capacity of such tanks are from 400 to 600 bbls.

Gamma. Gamma technology uses an advanced processing of sensor data combined with an oriented “window” through which natural gamma ray formation measurements are recorded. This allows the operator to monitor formation changes adjacent to the borehole, enabling the operators to adjust the well path and focus on the productive zones of the well.

Hydrocarbon. A naturally occurring organic compound comprising hydrogen and carbon. Hydrocarbons can be as simple as methane, but many are highly complex molecules, and can occur as gases, liquids or solids. Petroleum is a complex mixture of hydrocarbons. The most common hydrocarbons are natural gas, oil and coal.

Manifold. An arrangement of piping or valves designed to control, distribute and often monitor fluid flow. Manifolds are often configured for specific functions, such as a choke or kill manifold used in well-control operations and a squeeze manifold used in squeeze-cementing work.

Mcf. Thousand cubic feet of natural gas.

Measurement-while drilling (MWD). The evaluation of physical properties, usually including pressure, temperature and wellbore trajectory in three-dimensional space, while extending a wellbore. MWD is now standard practice in offshore directional wells, where the tool cost is offset by rig time and wellbore stability considerations if other tools are used. The measurements are made downhole, stored in solid-state memory for some time and later transmitted to the surface. Data transmission methods vary from company to company, but usually involve digitally encoding data and transmitting to the surface as pressure pulses in the mud system. These pressures may be positive, negative or continuous sine waves. Some MWD tools have the ability to store data if the transmission link fails. MWD tools that measure formation parameters (resistivity, porosity, sonic velocity, gamma ray) are referred to as logging-while-drilling (LWD) tools. LWD tools use similar data storage and transmission systems, with some having more solid-state memory to provide higher resolution logs after the tool is tripped out than is possible with the relatively low bandwith, mud-pulse data transmission system.

Plugging and Abandonment. The process of permanently closing oil and gas wells no longer capable of producing in economic quantities. Plugging and abandonment work can be performed with a well servicing rig along with wireline and cementing equipment; however, this service is typically provided by companies that specialize in plugging and abandonment work.

Plugs. A downhole packer assembly used in a well to seal off or isolate a particular formation for testing, acidizing, cementing, etc.; also a type of plug used to seal off a well temporarily while the wellhead is removed.

Pressure pumping. Services that include the pumping of liquids under pressure.

Producing Formation. An underground rock formation from which oil, natural gas or water is produced. Any porous rock will contain fluids of some sort, and all rocks at considerable distance below the Earth’s surface will initially be under pressure, often related to the hydrostatic column of ground waters above the reservoir. To produce, rocks must also have permeability, or the capacity to permit fluids to flow through them.

Drilling rig. The machine used to drill a wellbore.

Shale. A fine-grained, fissile, sedimentary rock formed by consolidation of clay- and silt-sized particles into thin, relatively impermeable layers.

Shock Sub. Designed to be compact and efficient, the purpose of a shock sub is to isolate the shock created by the impact of the downhole hammer from the rotary head. Using a shock sub eliminates metal-to metal contact. The shock is absorbed internally by the 90 durometer rubber and grease packing.

Tight sands. A type of unconventional tight reservoir. Tight reservoirs are those which have low permeability, often quantified as less than 0.1 millidarcies.

Wellbore. The physical conduit from surface into the hydrocarbon reservoir.

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Diamondback Energy Services

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of June 30, 2006 (unaudited) and December 31, 2005	F-3

Consolidated Statements of Operations for the Six Month Period Ended June 30, 2006 (Unaudited) and for the Period from September 29, 2005 through December 31, 2005	F-4

Consolidated Statement of Carve-out Equity for the Period from September 29, 2005 (inception) through December 31, 2005 and the Six-Month Period Ended June 30, 2006 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the Six-Month Period Ended June 30, 2006 (Unaudited) and for the Period from September 29, 2005 through December 31, 2005	F-6

Notes to Consolidated Financial Statements	F-8

Quantum Drilling Motors, L.L.C.

Report of Independent Registered Public Accounting Firm	F-29

Balance Sheets as of November 30, 2005 and December 31, 2004	F-30

Statements of Earnings for the Eleven Month Period Ended November 30, 2005 and for the Years Ended December 31, 2004 and 2003	F-31

Statements of Members’ Interest for the Eleven Month Period Ended November 30, 2005 and for the Years Ended December 31, 2004 and 2003	F-32

Statements of Cash Flows for the Eleven Months Ended November 30, 2005 and for the Years Ended December 31, 2004 and 2003	F-33

Notes to Consolidated Financial Statements	F-34

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Report of Independent Registered Public Accounting Firm	F-42

Combined Balance Sheets as of December 31, 2005 and December 31, 2004	F-43

Combined Statements of Operations for the Years Ended December 31, 2005, 2004 and 2003	F-44

Combined Statement of Changes in Owners’ Equity for the Years Ended December 31, 2005, 2004 and 2003	F-45

Combined Statements of Cash Flows for the Years Ended December 31, 2005, 2004 and 2003	F-46

Notes to Combined Financial Statements for the Years Ended December 31, 2005, 2004 and 2003	F-48

Pioneer Oilfield Services, Inc.

Independent Auditors’ Report	F-56

Balance Sheets as of February 28, 2006 and December 31, 2005	F-57

Statements of Income and Retained Earnings for Periods Ended February 28, 2006 and December 31, 2005	F-58

Statements of Cash Flows for Periods Ended February 28, 2006 and December 31, 2005	F-59

Notes to Financial Statements	F-60

Report of Independent Registered Public Accounting Firm

Members

Diamondback Energy Services LLC

We have audited the accompanying consolidated balance sheet of Diamondback Energy Services (as defined in Note A to the consolidated financial statements) and Subsidiaries (collectively, “the Company”) as of December 31, 2005 and the related consolidated statements of operations, carve-out equity, and cash flows for the period from September 29, 2005 (inception) to December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Diamondback Energy Services and Subsidiaries as of December 31, 2005, and the results of their operations and their cash flows for the period from September 29, 2005 (inception) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

November 10, 2006

Diamondback Energy Services and Subsidiaries

Consolidated Balance Sheets

	June 30, 2006	December 31, 2005
	(Unaudited)
ASSETS

Current assets
Cash and cash equivalents	$6,174,362	$663,834
Accounts receivable (net of allowance of $233,181 at June 30, 2006)	24,317,710	5,015,756
Receivable from former owners	—	492,860
Inventories	3,593,135	333,288
Deferred income tax assets	9,030	—
Prepaid expenses and other	1,861,271	169,387

Total current assets	35,955,508	6,675,125
Property and equipment, net	81,318,164	7,606,630
Other deposits	242,335	66,125
Trade names, net	137,929	—
Non-compete agreement, net	256,250	293,750
Deposits under business purchase agreements	—	8,600,000
Customer relationships, net	41,480,194	13,160,633
Goodwill	38,179,881	4,827,611

	$197,570,261	$41,229,874

LIABILITIES AND CARVE-OUT EQUITY
Current liabilities
Book overdraft	$341,035	$—
Accounts payable	11,443,057	3,384,739
Accrued and other current liabilities	6,699,753	2,197,901
Line of credit	7,351,513	—
Current portion of long-term debt	245,393	12,553

Total current liabilities	26,080,751	5,595,193
Deferred income tax liabilities	3,871,231	—
Long-term debt, net of current maturities	777,434	60,411
Obligations under business purchase agreements	2,590,410	—
Asset retirement obligations	27,204	—

Total liabilities	33,347,030	5,655,604
COMMITMENTS AND CONTINGENCIES (NOTE G)
CARVE-OUT EQUITY (NOTE A)	164,223,231	35,574,270

	$197,570,261	$41,229,874

The accompanying notes are an integral part of these statements.

Diamondback Energy Services and Subsidiaries

Consolidated Statements of Operations

	For the six-month period ended June 30, 2006		For the period from September 29, 2005 (inception) through December 31, 2005
	(Unaudited)
Revenue
Drilling technology services and applications		$20,598,288		$2,501,295
Stimulation and pumping services		8,076,321		—
Fluid logistics and well-site services		28,630,935		—
Completion and production services		3,483,250		—

Total revenue		60,788,794		2,501,295

Costs and expenses
Cost of revenues, exclusive of depreciation, amortization, and accretion
Drilling technology services and applications		13,114,385		1,676,879
Stimulation and pumping services		4,213,693		—
Fluid logistics and well-site services		17,036,491		—
Completion and production services		2,222,767		—
Selling, general and administrative		9,155,842		733,111
Depreciation, amortization and accretion		6,910,717		204,977

Total costs and expenses		52,653,895		2,614,967

Operating income (loss)		8,134,899		(113,672)

Other income (expense)
Other income		249,726		797
Loss on sale of assets		(17,863)		—
Interest expense		(314,881)		(81,857)

		(83,018)		(81,060)

Income (loss) before income taxes		8,051,881		(194,732)
Provision for income taxes		787,372		—

Net income (loss)		$7,264,509		$(194,732)

PRO FORMA INFORMATION (Unaudited)
Historical income (loss) before income taxes		$8,051,881		$(194,732)
Pro forma provision (benefit) for income taxes		3,038,780		(73,492)

Pro forma income (loss)		$5,013,101		$(121,240)

Pro forma income (loss) per common share, basic and diluted	$		$

Weighted average pro forma common shares outstanding, basic and diluted	$		$

The accompanying notes are an integral part of these statements.

Diamondback Energy Services

Consolidated Statement Of Carve-Out Equity

For the period from September 29, 2005 (inception) through December 31, 2005 and the six-month period ended June 30, 2006

Balance at September 29, 2005	$—
Capital contributions	35,769,002
Net loss	(194,732)

Balance at December 31, 2005	35,574,270
Capital contributions (unaudited)	121,384,452
Net income (unaudited)	7,264,509

Balance at June 30, 2006 (unaudited)	$164,223,231

The accompanying notes are an integral part of these statements.

Diamondback Energy Services and Subsidiaries

Consolidated Statements of Cash Flows

	For the six- month period ended June 30, 2006	For the period from September 29, 2005 (inception) through December 31, 2005
	(Unaudited)
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
Net income	$7,264,509	$(194,732)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, amortization and accretion	6,910,718	204,977
Deferred income tax benefit	(305,371)	—
Accretion of discount on obligations under business purchase agreements	76,242	—
Provision for doubtful accounts	210,119	—
Loss on sale of assets	17,863	—
Gain on sales of equipment involuntarily damaged or lost down-hole	(22,211)	—
Write-off obsolete equipment	—	99,698
Change in operating assets and liabilities, net of acquisitions:
Accounts receivable	(8,619,654)	(541,941)
Inventories	(2,383,006)	120,914
Prepaid expenses and other	(750,077)	47,490
Other assets, net	(158,859)	409,508
Accounts payable and accrued and other current liabilities	9,072,655	(256,348)

Net cash provided (used) by operating activities	11,312,928	(110,434)

Cash flows from investing activities
Proceeds from sales of equipment involuntarily damaged or lost down-hole	55,212	—
Additions to property and equipment	(48,619,597)	(930,720)
Deposits under business purchase agreements	—	(8,600,000)
Amounts paid for prior business acquisitions	(638,126)
Businesses acquired, net of cash acquired	(84,559,270)	(25,464,014)

Net cash used in investing activities	(133,761,781)	(34,994,734)

Cash flows from financing activities
Book overdraft	308,232	—
Advances on line of credit	7,351,513	—
Additions to notes payable	420,587	—
Payments on notes payable	(1,505,403)	—
Capital contributions	121,384,452	35,769,002

Net cash provided by financing activities	127,959,381	35,769,002

NET INCREASE IN CASH AND CASH EQUIVALENTS	5,510,528	663,834

Cash and cash equivalents at beginning of period	663,834	—

Cash and cash equivalents at end of period	$6,174,362	$663,834

Cash paid during the period for interest	$237,061	$105,309

The accompanying notes are an integral part of these statements.

Diamondback Energy Services and Subsidiaries

Consolidated Statements of Cash Flows—Continued

	For the six- month period ended June 30, 2006	For the period from September 29, 2005 (inception) through December 31, 2005
	(Unaudited)
Supplemental schedule of non cash investing and financing activities:

The Company acquired all of the outstanding equity or substantially all assets of multiple entities in the periods ended June 30, 2006 and December 31, 2005. In conjunction with the acquisitions, liabilities were assumed as follows:

Fair value of assets acquired	$106,060,250	$30,632,314
Cash paid	(84,559,270)	(25,464,014)
Purchase price payable at period end	(2,679,621)	(484,259)
Application of deposits under purchase agreements	(8,600,000)	— _

Liabilities assumed	$10,221,359	$4,684,041

The accompanying notes are an integral part of these statements.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

NOTE A – NATURE OF OPERATIONS AND SUMMARY OF ACCOUNTING POLICIES

Diamondback Energy Services LLC (the “LLC”) was formed September 29, 2005 as a Delaware limited liability company and commenced operations in October 2005 through the acquisition of substantially all of the assets of Taylor Rig, L.L.C. Over the next six months, the LLC completed 19 additional acquisitions and formed four new operating subsidiaries. A summary of the acquisitions, including dates of acquisition, are as follows:

Date Acquired

Taylor Rig, L.L.C. (1)	October 1, 2005

Quantum Drilling Motors, L.L.C.	December 16, 2005

Sooner Trucking & Oilfield Services, Inc.	January 10, 2006

Total Oilfield Services of Oklahoma, L.L.C.	January 10, 2006

PJ Trucking, a general partnership	January 10, 2006

PL Trucking, a general partnership	January 10, 2006

Hi Pressure Partners, a general partnership	January 10, 2006

Peach Street Partners, LLC	January 10, 2006

J&T Construction, a general partnership	January 10, 2006

Countyline Disposal, Inc.	January 10, 2006

Cementing Services, L.L.C.	January 10, 2006

PDQ Business Travel, L.L.C.	January 10, 2006

Total Oilfield Services, LP	January 10, 2006

Total Pumping Services, LP	January 10, 2006

Tolar Disposal Systems, LP	January 10, 2006

Athena Construction, L.L.C. (1)	January 31, 2006

Athena Construction, a division of Hellenic, Inc. (1)	January 31, 2006

Packers & Service Tools, Inc	January 31, 2006

Special Equipment Manufacturing, Inc. (1)	February 17, 2006

Pioneer Oilfield Services, Inc.	March 23, 2006

(1)	Entities not transferred to newly formed entity

The accompanying financial statements have been prepared on a carve-out basis to include the assets, liabilities, revenues, and expenses of certain corporations, limited liability companies, and partnerships that are expected to be transferred to a newly formed entity prior to or concurrent with an initial public offering (“IPO”) transaction and certain allocated activities of the LLC. More specifically, these carve-out financial statements, which are referred to as the financial statements of Diamondback Energy Services and Subsidiaries (“Diamondback” or the “company”) are comprised of the financial activities expected to be transferred and include the activities of Quantum Drilling Motors, L.L.C.; Sooner Trucking & Oilfield Services, Inc.; Total Oilfield Services of Oklahoma, L.L.C.; PJ Trucking, a general partnership; PL Trucking, a general partnership; Hi Pressure Partners, a general partnership; Peach Street Partners, LLC; J&T Construction, a general partnership; Countyline Disposal, Inc.; Cementing Services, L.L.C.; PDQ Business Travel, L.L.C.; Total Oilfield Services, LP; Total Pumping Services, LP; Tolar Disposal Systems, LP; Packers & Service Tools, Inc.; and Pioneer Oilfield Services, Inc. since acquisition. (See Note B describing the acquisitions).

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

Substantially all management, administrative, and corporate functions of the LLC will be transferred to the newly formed entity. As such, substantially all corporate expenses have been allocated to Diamondback in these carve-out financial statements. In addition, all borrowings against the LLC’s line of credit were allocated to Diamondback as the line of credit was retired in August 2006 by financing that is expected to remain with the newly formed entity (see Note D).

Diamondback is a diversified oilfield service company focused on providing technology-driven solutions to maximize the recovery and present value of oil and nature gas streams. Diamondback operates in four business segments: (i) drilling technology services and applications; (ii) stimulation and pumping services; (iii) fluid logistics and well-site services; and (iv) completion and production services. Diamondback’s business is focused in both proven oil and natural gas basins and emerging high-growth resource plays in Texas, Oklahoma, Louisiana and the Rocky Mountains. The majority of the company’s operations are located in the Barnett Shale in North Texas and the Anadarko Basin, the Woodford Shale and other basins across Oklahoma.

The accompanying unaudited consolidated carve-out financial statements as of and for the six months ended June 30, 2006 have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) and, in the opinion of management, include all adjustments, including adjustments that are normal and recurring in nature, necessary to a fair statement of the results for the interim period presented. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted with respect to the interim period presented pursuant to such rules and regulations. Operating results for the six-months ended June 30, 2006 are not necessarily indicative of the results that may be expected for the year ended December 31, 2006.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

1. Principles of Consolidation

The consolidated carve-out financial statements include the allocated activities of the LLC and the accounts of the following wholly-owned subsidiaries: Diamondback-Quantum LLC; Diamondback Pumping GP LLC; Diamondback-Pioneer LLC; Diamondback-Well Service LLC; Diamondback-PST LLC; Diamondback-Total Services LLC; Diamondback-Cementing Services LLC; Diamondback-Pumping Service LLC; and Packers & Service Tools, Inc.; and are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All material intercompany accounts and transactions have been eliminated in consolidation.

2. Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less when acquired are considered cash equivalents.

3. Accounts Receivable

Accounts receivable include amounts due from customers for services performed and are recorded as the work progresses. Diamondback grants credit to customers in the ordinary course of business and generally does not require collateral. Customer balances are considered delinquent if unpaid by the 30th day following the invoice date and credit privileges may be revoked if balances remain unpaid.

Diamondback regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, Diamondback makes judgments regarding its customers’ ability to make required payments, economic events, and other factors. As the financial condition of

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event Diamondback was to determine that a customer may not be able to make required payments, Diamondback would increase the allowance through a charge to income in the period in which that determination is made. Uncollectible accounts receivable are periodically charged against the allowance for doubtful accounts once final determination is made of their uncollectibility.

The following is a roll-forward of the allowance for doubtful accounts:

	June 30, 2006	December 31, 2005
Balance, beginning of period	$—	$—
Allowance for doubtful accounts recognized through acquisitions	23,062	—
Deductions for uncollectible receivables written off	—	—
Additions charged to expense	210,119	—

Balance, end of period	$233,181	$—

7. Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out or average cost basis. Inventories consist of cement and chemicals, repair parts, and purchased goods available for sale. Diamondback assesses the realizability of its inventories based upon specific usage and future utility. A charge to results of operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are determined.

8. Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance, and repairs, which do not improve or extend the life of such assets, are charged to operations as incurred. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in operations. Proceeds from customers for rental equipment that is involuntarily damaged or lost down-hole are reflected in drilling technology services and applications revenues, with the carrying value of the related rental equipment charged to cost of drilling technology services and applications revenues.

Proceeds from sales of involuntarily damaged or lost down-hole equipment are reported as cash inflows from investing activities in the consolidated statements of cash flows. For the periods ended June 30, 2006 and December 31, 2005, proceeds from sales of equipment involuntarily damaged or lost down-hole were $55,212 and $0, respectively, and the gain on sales of equipment involuntarily damaged or lost down-hole was $22,211 and $0, respectively.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. The useful lives of the major classes of property and equipment are as follows:

Office equipment, furniture, and fixtures	3 - 7 years
Vehicles, trailers, and tanks	3 - 7 years
Other machinery and equipment	5 - 7 years
Directional drilling equipment	5 years
Disposal wells and related equipment	5 -15 years
Buildings and improvements	15 -30 years
Aircraft	10 years
Workover rigs and related equipment	5-15 years

6. Intangible Assets

Intangible assets subject to amortization include customer relationships, trade names, and a non-compete agreement. Customer relationships are amortized over the estimated life of the customer relationships, trade names are amortized over their estimated useful life of 3 to 20 years, and the non-compete agreement is amortized over the term of the agreement. Intangible assets are reviewed for potential impairment whenever events or circumstances indicate that carrying amounts may not be recoverable.

The table below provides a summary of Diamondback’s intangible assets as of June 30, 2006 and December 31, 2005 and amortization expense for the periods then ended.

	Gross carrying amount	Accumulated amortization	Amortization expense

Amortized intangible assets—June 30, 2006
Non-compete agreement	$300,000	$(43,750)	$37,500
Trade names	144,400	(6,471)	6,471
Customer relationships	43,544,241	(2,064,047)	1,987,680

Balance at June 30, 2006	$43,988,641	$(2,114,268)	$2,031,651

	Gross carrying amount	Accumulated amortization	Amortization expense
Amortized intangible assets—December 31, 2005
Non-compete agreement	$300,000	$(6,250)	$6,250
Customer relationships	13,237,000	(76,367)	76,367

Balance at December 31, 2005	$13,537,000	$(82,617)	$82,617

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

Estimated amortization expense as of June 30, 2006 and December 31, 2005 is as follows:

	June 30, 2006	December 31, 2005
For the period ended December 31, 2006	$2,083,031	$991,409
For the year ended December 31, 2007	7,227,588	1,910,972
For the year ended December 31, 2008	5,915,082	1,635,642
For the year ended December 31, 2009	4,839,393	1,396,421
For the year ended December 31, 2010	3,887,784	1,127,792
Remaining	17,921,495	6,392,147

Total	$41,874,373	$13,454,383

7. Impairment of Long-Lived Assets

Long-lived assets, primarily property and equipment and intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of such assets is evaluated by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with the assets. If such evaluations indicate that the future undiscounted cash flows from the assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their estimated fair values. There were no events or changes in circumstances indicating that the carrying values of such assets may not be recoverable for the periods ending June 30, 2006 or December 31, 2005.

8. Goodwill

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The impairment test is a two-step process. First, the fair value of each reporting unit is compared to its carrying value to determine whether an indication of impairment exists. If impairment is indicated, then the implied value of the reporting unit’s goodwill is determined by allocating the unit’s fair value to its assets and liabilities as if the reporting unit had been acquired in a business combination. The amount of impairment for goodwill is measured as the excess of its carrying value over its implied value.

The table below provides a summary of Diamondback’s goodwill, by assigned reporting unit, as of June 30, 2006 and December 31, 2005.

	Drilling technology services and applications	Stimulation and pumping services	Fluid logistics and well-site services	Completion and production services
Balance at September 29, 2005 (inception)	$—	$—	$—	$—
Goodwill acquired during the period	4,827,611	—	—	—

Balance at December 31, 2005	4,827,611	—	—	—
Goodwill acquired during the period	—	7,256,573	24,114,182	1,981,515

Balance at June 30, 2006	$4,827,611	$7,256,573	$24,114,182	$1,981,515

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

No impairment of goodwill was recognized for the periods ended June 30, 2006 or December 31, 2005.

9. Revenue Recognition

Diamondback generates revenue from multiple service lines. Product sales represent less than 3% of total revenues. Services and products are generally sold without warranties or the right of return. In all cases, revenue is recognized when services are performed, collection of the receivable is probable, persuasive evidence of an arrangement exists, and the price is fixed and determinable. The specific revenue sources are outlined as follows:

Drilling technology services and applications. Diamondback provides drilling technology services and applications through downhole tool rentals, directional drilling services, and shock-sub rentals used in the drilling of oil and natural gas wells. Such services are provided on a day rate or an hourly rate basis. Revenue is recognized on a per-day/hourly basis as the work progresses. Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues. For the periods ended June 30, 2006 and December 31, 2005, proceeds from sales of equipment involuntarily damaged or lost down-hole included in revenues were $55,212, and $0, respectively.

Stimulation and pumping services. Stimulation and pumping services’ revenues are generated through cementing, acidizing, water transfer, and hydraulic fracturing services. These services are typically provided on a per job or contracted basis and based on the quantity pumped, pumping depth, hydraulic horsepower used, and materials required to provide the service. Stimulation and pumping services are typically short term projects. Additional revenue is generated through the sale of products such as materials consumable in the pumping process and products left at the well, along with third-party equipment rentals and fuel surcharges. Revenue is recognized as the work progresses.

Fluid logistics and well-site services. Revenue generated from fluid logistics and well-site services primarily consists of well-site construction and maintenance and the sale, transportation, storage and disposal of fluids used in drilling, production, and maintenance of oil and natural gas wells. Well-site construction and maintenance revenues are generated from fixed bid, cost-plus, or fee-per-hour contracts. Well-site construction services are typically short term projects. Fluid logistics revenue is generated based on contracted rates per job, per hour, or quantity hauled, stored, or sold. Additional revenue is generated through ancillary sales of chemicals necessary in the disposal process and other service fees such as equipment cleaning charges and fuel surcharges. Revenues are recognized as the work progresses.

Completion and production. Completion and production services include completion, workover and roustabout services, rental and sale of downhole equipment and tools and plugging and abandonment services. Workover services are provided on an hourly basis for a standard rig set-up plus day charges for certain other services which vary depending on the nature of the work. Revenue is recognized for workover services on a per-day basis as the work progresses. Diamondback also rents, services, and sells equipment and tools. Equipment and tools are rented on day, weekly, or monthly rates and revenue is recognized according to the contracted rates over the rental period. Service revenues are generated through exchanging, repairing, and servicing equipment and tools and are recognized upon completion of the agreed upon work. Diamondback also sells equipment and tools and recognizes the revenue when the product leaves the company’s facilities.

10. Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

11. Income Taxes

Diamondback is a carve-out from a limited liability company that is treated as a pass-through entity for federal income tax purposes. In addition, with the exception of the wholly-owned subsidiaries Sooner Trucking & Oilfield Services, Inc. (“Sooner”) and Packers & Service Tools, Inc. (“Packers”), all of Diamondback’s wholly owned subsidiaries are treated as pass-through entities for federal income tax purposes. As pass-through entities, income taxes on net earnings are payable by the members or partners and are not reflected in the financial statements. For Sooner and Packers, Diamondback provides for income taxes based upon Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of deferred tax assets and liabilities of a change in tax rate is recognized in the period that includes the statutory enactment date. A valuation allowance for deferred tax assets is recognized when it is more likely than not that the benefit of deferred tax assets will not be realized.

Upon successful completion of an IPO, the anticipated successor entity will be a taxable entity. Therefore unaudited proforma adjustments are reflected on the statements of operations to provide for income taxes in accordance with SFAS No. 109. For unaudited pro forma income tax calculations, deferred tax assets and liabilities were measured using enacted tax rates expected to apply to taxable income in the years in which the successor entity expects to recover or settle those temporary differences. A statutory Federal tax rate of 34% and effective state tax rate of 3.7% (net of Federal income tax effects) were used for the pro forma enacted tax rate for all periods. The pro forma tax effects are based upon currently available information and assume the successor had been a taxable entity in all periods presented. Management believes that these assumptions provide a reasonable basis for presenting the pro forma tax effects.

Based on estimates of the temporary differences as of June 30, 2006, upon conversion to a taxable entity, net deferred income tax liabilities of approximately $436,000 will be recognized with a corresponding charge to earnings.

12. Pro Forma Income (Loss) per Share (Unaudited)

Pro forma basic and diluted income (loss) per share will be presented for all periods on the basis of shares to be issued to Diamondback’s founders, once the number of shares has been determined.

13. Asset Retirement Obligations

Diamondback has an obligation to plug and abandon its disposal wells at the end of their operations. Diamondback records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of the assets and capitalizes an equal amount as a cost of the assets, depreciating it over the life of the assets. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time, changes in the estimated future cash flows underlying the obligation, acquisition or construction of assets, and settlements of obligations.

The following table reflects the changes in the liability for the period ended June 30, 2006:

Beginning balance	$—
Obligations recognized through acquisitions	26,117
Accretion expense	1,087

Ending balance	$27,204

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

14. Financial Instruments

Diamondback’s financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables, line of credit and long-term debt. The carrying value of cash and cash equivalents, trade receivables, trade payables and line of credit are considered representative of their fair value due to the short term nature of these instruments, and, for the line of credit, a variable interest rate. The fair value of long-term debt approximates its carrying value based on the borrowing rates currently available for bank loans with similar terms and maturities.

15. Concentrations of Credit Risk

Financial instruments, which potentially subject Diamondback to concentrations of credit risk consist of cash and cash equivalents in excess of federally insured limits and trade receivables. The cash and cash equivalents positions are held in financial institutions with high credit ratings. Diamondback’s accounts receivables have a concentration in the oil and natural gas industry and the customer base consists primarily of small to large independent oil and natural gas producers. While Diamondback believes its recorded receivables will be collected, in the event of default, it would follow normal collection procedures. The following table summarizes the customers which represented 10% or more of accounts receivable for the periods ended June 30, 2006 and December 31, 2005.

	2006	2005
Customer A	19%	<10%
Customer B	<10%	13%
Customer C	<10%	10%

The following table summarizes the customers which represented 10% or more of consolidated revenues for the periods ended June 30, 2006 and December 31, 2005.

	2006	2005
Customer A	23%	<10%
Customer B	14%	<10%
Customer C	<10%	13%

16. Environmental

Diamondback is subject to extensive federal, state and local environmental laws and regulations. These laws, which are constantly changing, regulate the discharge of materials into the environment and may require Diamondback to remove or mitigate the adverse environmental effects of disposal or release of petroleum, chemicals and other substances at various sites. Environmental expenditures are expensed or capitalized depending on the future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefit are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation is probable and the costs can be reasonably estimated.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

17. Periods Presented

The periods presented in these carve-out financial statements include the period from September 29, 2005 (inception) to December 31, 2005 (“period ended December 31, 2005”) and the unaudited period January 1, 2006 to June 30, 2006 (“period ended June 30, 2006”).

18. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS No. 154 applies to all voluntary changes in accounting principle, as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Diamondback does not expect this statement to have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” which establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value, and increases disclosures about estimates of fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Diamondback does not expect this statement will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. The recognition and disclosure requirements described above are effective for fiscal years beginning after December 31, 2006, except for the change in measurement date which is effective as of the beginning of the fiscal year beginning after December 31, 2008. Diamondback does not expect this statement will have a material impact on its financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109. This interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 31, 2006. Diamondback is currently evaluating the effect FIN 48 will have on its financial position, results of operations, and cash flows.

In September 2006, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

Financial Statements” (“SAB 108”). This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on a company’s balance sheet and statement of operations and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities at the beginning of that year with the offsetting adjustment to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The company has applied the guidance of SAB 108 from inception of the company.

NOTE B – ACQUISITIONS

During the six-month period ended June 30, 2006 and the period ended December 31, 2005, Diamondback, through its subsidiaries, acquired substantially all of the assets or all of the outstanding equity interests in the following businesses, each of which were accounted for using the purchase method of accounting:

Quantum Drilling Motors

On December 16, 2005, Diamondback acquired substantially all of the assets of Quantum Drilling Motors, L.L.C. (an Oklahoma limited liability company). The acquisition formed the platform for Diamondback’s drilling technology services and applications segment and is included in Diamondback’s results of operations from December 1, 2005, the designated effective date. The purchase price was allocated to the assets acquired, including intangible assets, and liabilities assumed at estimated fair values. The Company engaged an independent third party to appraise certain of the assets acquired. That appraisal was not complete at the date these financial statements were issued. As a result, the value allocated to the assets subject to appraisal were based on preliminary values and will be updated upon completion of the appraisal. The excess of cost of the acquisition over the net of amounts assigned to fair value of the assets acquired and liabilities assumed is recorded as goodwill.

The purchase price has been allocated as follows:

Accounts receivable	$4,637,732
Inventories	454,201
Other current assets	216,877
Property and equipment	6,897,968
Other assets	60,925
Amortizable intangible assets	13,537,000
Goodwill	4,827,611
Accounts payable and accrued and other current liabilities	(4,610,082)
Notes payable	(73,959)

Total purchase price	$25,948,273

The value assigned to amortizable intangible assets represents primarily customer relationships. The amortization period of the customer relationships is sixteen years.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

Sooner-Total

On January 10, 2006, Diamondback closed a series of purchase agreements under which it acquired all of the issued and outstanding equity interests in two entities and substantially all of the assets of eleven other entities. All of these entities were under common ownership and control and are collectively referred to as the “Sooner-Total” companies.

The following is a list of the companies acquired:

Sooner Trucking & Oilfield Services, Inc. (an Oklahoma corporation)

Total Oilfield Services of Oklahoma, L.L.C. (an Oklahoma limited liability company)

PL Trucking (an Oklahoma general partnership)

PJ Trucking (an Oklahoma general partnership)

Hi Pressure Partners (an Oklahoma general partnership)

Peach Street Partners, LLC (an Oklahoma limited liability company)

J&T Construction (an Oklahoma general partnership)

Countyline Disposal, Inc. (an Oklahoma Corporation)

Cementing Services, L.L.C. (an Oklahoma limited liability company)

PDQ Business Travel, L.L.C. (an Oklahoma limited liability company)

Total Oilfield Services, LP (a Texas limited partnership)

Total Pumping Services, LP (a Texas limited partnership)

Tolar Disposal Systems, LP (a Texas limited partnership)

The acquisition formed the platform for the stimulation and pumping segment and the fluid logistics and well-site services segment and are included in Diamondback’s results of operations from January 1, 2006, the designated effective date. The purchase price was allocated to the assets acquired, including intangible assets, and liabilities assumed at estimated fair values. Certain purchase price adjustments are pending final settlement. These adjustments, which are not expected to be material, will be recorded as an increase or decrease in goodwill on settlement. The Company engaged an independent third party to appraise certain of the assets acquired and the excess of cost of the acquisition over the net of amounts assigned to fair value of the assets acquired and liabilities assumed is recorded as goodwill.

The purchase price has been allocated as follows:

Accounts receivable	$9,692,655
Inventories	126,400
Other current assets	846,268
Property and equipment	28,511,692
Other assets	17,351
Amortizable intangible assets	27,124,176
Goodwill	31,370,755
Accounts payable and accrued and other current liabilities	(3,138,549)
Notes payable	(1,675,365)
Deferred income taxes	(3,156,113)

Total purchase price, net of cash acquired	$89,719,270

The value assigned to amortizable intangible assets represents customer relationships. The weighted average amortization period of the customer relationships is eleven years.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

Of the $31,370,755 in goodwill, $7,256,573 was assigned to the stimulation and pumping services segment and $24,114,182 was assigned to the fluid logistics and well-site services segment.

Packers & Service Tools, Inc.

On January 31, 2006, Diamondback acquired all of the issued and outstanding shares of capital stock of Packers & Service Tools, Inc. (“Packers”) (a Louisiana corporation). The acquisition formed the platform for the completion and production services segment and is included in Diamondback’s results of operations from the date of acquisition. The consideration for Packers included an agreement to issue shares of Diamondback common stock worth $2,800,000. The number of shares to be calculated by the pre-market opening price of Diamondback’s common stock as of the first trading day after its initial public offering. If Diamondback has not successfully completed its initial public offering within 18 months of the acquisition, it is obligated to pay $2,800,000 in cash with interest accruing at 10% from the closing date. This obligation was discounted to $2,513,986 and is being accreted to $2,800,000 at the anticipated settlement date. Upon settlement, any excess of fair value of consideration transferred over the carrying value of the obligation will be expensed. At June 30, 2006, the carrying value of the obligation was $2,590,410 and accretion of $76,424 has been recorded as interest expense during the six months ended June 30, 2006. The purchase price was allocated to the assets acquired, including intangible assets, and liabilities assumed at estimated fair values. The Company engaged an independent third party to appraise certain of the assets acquired and the excess of cost of the acquisition over the net of amounts assigned to fair value of the assets acquired and liabilities assumed is recorded as goodwill.

The purchase price has been allocated as follows:

Accounts receivable	$706,904
Inventories	750,441
Other current assets	95,539
Property and equipment	886,629
Amortizable intangible assets	2,505,000
Goodwill	1,637,048
Accounts payable and accrued and other current liabilities	(880,558)
Notes payable	(359,314)
Deferred income taxes	(1,011,459)

Total purchase price, net of cash acquired	$4,330,230

The value assigned to amortizable intangible assets of $2,505,000 includes a trade name of $89,000 and customer relationships of $2,416,000. The amortization period of the trade name is 20 years and for customer relationships, 16 years.

The amount allocated to goodwill has been assigned to the completion and production services segment.

Pioneer Oilfield Services, Inc.

On March 23, 2006, Diamondback acquired substantially all of the assets of Pioneer Oilfield Services, Inc. (“Pioneer”). The acquisition supplemented the completion and production services segment and is included in Diamondback’s results of operations since March 1, 2006, its designated effective date. Total purchase price for Pioneer was $1,789,392, of which $165,454 was accrued as a payable at June 30, 2006. The purchase price was allocated to the assets acquired, including intangible assets. The Company engaged an independent third party to

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

appraise certain of the assets acquired and the excess of cost of the acquisition over the net of amounts assigned to fair value of the assets acquired and liabilities assumed is recorded as goodwill.

The purchase price has been allocated as follows:

Property and equipment	$622,460
Amortizable intangible assets	822,465
Goodwill	344,467

Total purchase price	$1,789,392

The value assigned to amortizable intangible assets of $822,465 includes a trade name of $55,400 and customer relationships of $767,065. The amortization period of the trade name is 3 years and the customer relationships, 13 years.

The amount allocated to goodwill has been assigned to the completion and production services segment.

Pro-Forma Information

The following pro forma information gives effect to the Quantum, Sooner-Total, Packers and Pioneer acquisitions as though they were effective at January 1, 2005. Pro forma adjustments primarily relate to depreciation, amortization, income taxes and interest cost. The information reflects the company’s historical data and historical data from the acquired businesses for the periods indicated. The pro forma data may not be indicative of the results the company would have achieved had it completed the acquisitions at January 1, 2005, or that it may achieve in the future. The pro forma financial information should be read in conjunction with the accompanying historical financial statements.

	Pro forma (unaudited)
	Six month ended June 30, 2006	Year Ended December 31, 2005
Total revenues	$61,655,000	$79,015,000

Net income	$5,916,000	$8,915,000

Pro forma net income - adjusted for income taxes	$4,329,000	$5,547,000

NOTE C – DETAIL OF CERTAIN BALANCE SHEET ACCOUNTS

The components of inventories are as follows:

	June 30, 2006	December 31, 2005
Cement and chemicals	$265,982	$—
Repair parts and other	2,323,681	333,288
Purchased goods available for sale	1,003,472	—

	$3,593,135	$333,288

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

Net property and equipment consists of the following:

	June 30, 2006	December 31, 2005
Office equipment, furniture, and fixtures	$858,388	$230,821
Vehicles, trailers, and tanks	25,745,117	804,911
Other machinery and equipment	21,069,117	423,980
Directional drilling equipment	12,155,295	6,267,588
Disposal wells and related equipment	8,608,871	—
Buildings and improvements	2,246,524	—
Aircraft	650,000	—
Workover rigs and related equipment	856,818	—

	72,190,130	7,727,300
Less accumulated depreciation	(4,978,081)	(120,670)

	67,212,049	7,606,630
Deposits for equipment on order	5,328,074	—
Equipment not placed in service	8,368,851	—
Land	409,190	—

	$81,318,164	$7,606,630

Equipment not placed in service represents purchased equipment that is being outfitted for its intended use. This equipment is not depreciated until it has been placed in service.

Depreciation expense charged to operations totaled $4,877,980 and $122,360 for the six-month period ended June 30, 2006 and period ended December 31, 2005, respectively.

Accrued and other current liabilities consisted of the following:

	June 30, 2006	December 31, 2005
Compensation, benefits, and related taxes	$2,044,518	$67,350
Unprocessed accounts payable	2,990,796	660,074
Payables to former owners	88,847	589,785
Obligations under business purchase agreements	165,454	638,126
Sales tax	155,496	71,223
Insurance	53,863	171,343
Income taxes	1,156,538	—
Property taxes	42,663	—
Interest	1,578	—

	$6,699,753	$2,197,901

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

NOTE D – LINE OF CREDIT

Diamondback entered into an $8,000,000 line of credit agreement with a bank on May 26, 2006. The line had a maturity date of August 26, 2006 and bore interest payable monthly at Wall Street Journal LIBOR plus 287 basis points, adjusted on each date of change in the LIBOR rate. All outstanding principal, accrued and unpaid interest, and any other charges then remaining due on the note were due on the maturity date. The note was secured by all bank accounts, general intangibles, inventory, and furniture, fixtures, and equipment. In August 2006, the line of credit was retired with the proceeds from the Fortis Capital line of credit (see note L).

NOTE E – LONG-TERM DEBT

	June 30, 2006	December 31, 2005
	(unaudited)
Term note payable to a bank issued in the original amount of $1,500,597; payable with 3 months of interest-only payments, followed by 9 monthly payments of $30,909 with the remaining 48 payments to be adjusted by change in interest rates through maturity on October 15, 2010; any outstanding principal due at maturity; bears interest rate of 6.75%; secured by inventory and equipment with a net book value of approximately $4,613,000	$947,803	$—

Term note payable to a financial institution in the original amount of $14,348; payable in monthly payments of $356 through maturity on September 30, 2008; bears interest at 8.9%; collateralized by equipment with a net book value of approximately $12,000	8,192	—

Term note payable to a financing company in the original amount of $74,946; payable in monthly payments of $1,565 through maturity on November 1, 2010; any remaining outstanding principal due at maturity; bears interest at 9.25%; secured by use of license on software	66,832	72,964

Total long-term debt	1,022,827	72,964

Less current maturities	(245,393)	(12,553)

Long-term debt, net of current maturities	$777,434	$60,411

Future maturities of long-term debt at December 31, 2005 are as follows:

December 31,
Year ending:
2006	$12,553
2007	13,764
2008	15,093
2009	16,549
2010	15,005

$72,964

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

NOTE F – OPERATING LEASES

Diamondback has committed to various facility leases. Lease terms vary from six months to 60 months. Future minimum lease payments for these leases are as follows:

	June 30, 2006	December 31, 2005
2006	$1,098,118	$994,569
2007	882,708	761,059
2008	250,834	157,380
2009	246,442	152,988
2010	218,322	124,868
Thereafter	45,940	35,625

	$2,742,364	$2,226,489

Rent expense for the periods ending June 30, 2006 and December 31, 2005 is $585,288 and $82,355, respectively.

NOTE G – COMMITMENTS AND CONTINGENCIES

At June 30, 2006, the company had $2,095,000 in letters of credit outstanding.

The company has entered into employment contracts with certain key employees for periods up to three years. In the event of termination without good cause, these employees may receive up to three times their annual compensation. The maximum that could be paid under the contracts is $2,595,000 and $0 at June 30, 2006 and December 31, 2005, respectively.

The company has entered into a consulting agreement with an individual. The agreement may be terminated at any time without resulting an any future obligation to either party. The remaining amounts due under the terms of the contract were $225,000 and $0 at June 30, 2006 and December 31, 2005, respectively.

The company has firm purchase commitments for equipment of $28,427,500 at June 30, 2006.

The company is, from time to time, involved in routine litigation or subject to disputes or claims related to business activities, including workers’ compensation claims and employment related disputes. In the opinion of management, none of the pending litigation, disputes or claims against the company, if decided adversely, will have a material adverse effect on the company’s financial condition, results of operations, or cash flows.

Athena Construction, L.L.C. (“Athena”) was acquired by the LLC in January 2006 and is not part of these carve-out financial statements. Athena owns eight barges with cranes that are used in well construction in the shallow waters off the Louisiana Gulf Coast. On October 12, 2006, one of the barges owned and operated by Athena, a barge rented by Athena and a tug boat owned and operated by an unrelated third party caught fire in West Cote Blanche Bay off the coast of Louisiana. The tow boat was pushing the Athena and rental barges. An eight-inch natural gas line was struck, ruptured and ignited around the tow boat and barges. A spud leg from the Athena barge was found in the lowered position by investigators. The captain of the tow boat and three Athena construction workers died and two Athena construction workers are missing. The deckhand on the tow boat and one Athena worker survived. Several of the LLC’s officers and one of the LLC’s members also served as officers of Athena at the time of the incident. Lawsuits relating to this incident have been filed in state and federal courts naming Athena, Diamondback Energy Services

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

LLC and other entities as defendants. Neither the company nor any of the company’s officers or members have been named as defendants in any such lawsuits. However, it is possible that those with potential claims related to this incident may bring one or more actions against the company and/or certain of the company’s officers or members seeking damages. The company believes it has defenses to any claims that may be brought and would vigorously defend any such claims. Litigation is inherently uncertain, however, and the specific claims that would be made and the outcome of any actions cannot be predicted with certainty at this time.

NOTE H – RELATED PARTY TRANSACTIONS

Shared Services Agreement

Historically, the company has outsourced management and administrative services to Gulfport Energy Corporation (“Gulfport”) pursuant to a shared services agreement and reimbursed Gulfport for dedicated employee time and related general and administrative costs based on the proportionate amount of time Gulfport’s employees spent performing services for the company. In 2005 and the first six months of 2006, Diamondback paid Gulfport approximately $338,000 and $1,000,000, respectively, under this agreement. Gulfport ceased providing management services to the company in March 2006 and administering benefit plans for Diamondback’s employees in June 2006. The LLC’s operating member, Mike Liddell, is also the Chairman of the Board of Gulfport. Wexford Capital LLC (“Wexford”) is the LLC’s managing member. The Chairman and controlling member of Wexford also beneficially owns approximately 44% of the outstanding common stock of Gulfport.

The company provides certain completion and production services to Gulfport. For the six months ended June 30, 2006 the company generated $288,500 of revenue from Gulfport and at June 30, 2006 had outstanding accounts receivable of $280,866 from Gulfport. The company provided no such services in 2005.

Leases

The company currently leases office space from an unrelated third party for its corporate offices. Caliber Development Company LLC (“Caliber Development”), an entity controlled by Wexford, is constructing a new building and, upon its completion, the company intends to lease approximately 14,000 square feet in the new building for the company’s corporate headquarters. It is expected that construction will be completed in or about June 2007. Terms for the lease have not been determined.

The company leases a property in Cresson, Texas, from Caliber Texas Properties, L.P., an entity controlled by Wexford, for the company’s stimulation and pumping operations in North Texas. The property consists of approximately 17 acres. The lease commenced on July 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. The company has no purchase options or rights of first refusal under the lease. During the period July 1, 2006 through October 31, 2006, the company paid Caliber Texas $4,333 per month in rent, which rent was fixed during the term, subject to increases only if improvements are made on behalf of the company. Effective November 1, 2006, the rent increased to $17,045.88 per month as certain improvements requested were completed.

The company leases a property in Oklahoma City, Oklahoma, from Caliber Development for the company’s drilling technology services and applications operations. The property consists of approximately two acres. Improvements are presently being constructed on the property and will consist of offices and repair facilities. The lease commenced on July 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. The company does not have a purchase option or right of first refusal under the lease. The lease requires payments of $1,519 per month, which rent is fixed during the term, subject to increases only if additional improvements are made on behalf of the company.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

The company leases a property in Mills, Wyoming, from Caliber Wyoming Properties, LLC, an entity controlled by Wexford, for the company’s drilling technology services and applications operations. The property consists of approximately 1.5 acres. The lease commenced on November 1, 2006 and has a term of 20 years with an option for a five-year extension of the term. The company does not have a purchase option or rights of first refusal under the lease. The lease requires payments of $5,650 per month, which rent is fixed during the term, subject to increases only if additional improvements are made.

Bronco Drilling Company, Inc.

Bronco Drilling Company, Inc. (“Bronco”) drilled one of the company’s disposal wells located in Bono, Texas. The well was completed in June 2006. The company incurred costs of approximately $762,000 during the six months ended June 30, 2006 for such services. Mike Liddell, the LLC’s operating member, is also the Chairman of the Board of Bronco. Wexford beneficially owns approximately 41% of the outstanding common stock of Bronco.

Windsor Energy Group, L.L.C.

The company provides certain well-site services and drilling technology services and applications to Windsor Energy Group, L.L.C., which is affiliated with Wexford. During the period ended December 31, 2005 and the six months ended June 30, 2006, revenues of approximately $46,000 and $1,492,000, respectively, were recognized for such services.

Kappa Investors, L.L.C.

Subsequent to June 30, 2006, the company entered into a loan agreement with Kappa Investors, L.L.C., an entity controlled by Wexford (see Note L).

Other

In the ordinary course of the company’s business, it purchases workover rigs from Taylor Rig, L.L.C. and other equipment from Diamondback-Special LLC. Taylor and Special are each wholly-owned subsidiaries of the LLC. During the six months ended June 30, 2006, the company’s aggregate purchases from Taylor and Special were approximately $709,000 and $1.2 million, respectively.

NOTE I – 401(k) PLANS

Diamondback maintains 401(k) plans that enable employees to defer up to specified percentages of their annual compensation and contribute such amount to the plans. Diamondback contributes a matching amount for each participant. Diamondback may also contribute additional amounts at its sole discretion. The matching contributions were $71,273 and $1,699 for the six month period ended June 30, 2006 and the period ended December 31, 2005, respectively.

NOTE J – SEGMENTS

Diamondback operates in four segments for which the financial information is regularly reviewed by the chief operating decision maker in deciding how to allocate resources and assessing performance. Those segments are drilling technology, fluid logistics and well-site services, well stimulation and pressure pumping, and completion and production. Operations are assigned to a segment based upon the type of service, production process, and service

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

method. Each segment services the same or similar customer, which are small to large independent oil and natural gas producers. The following is a description of the segments:

Drilling Technology Services and Applications: This segment includes rental of downhole motors, motors equipment with measurement-while-drilling (“MWD”) technology and shock subs, as well as providing advanced technical drilling expertise.

Stimulation and Pumping Services: This segment consists of pressure pumping and water transfer services. Specifically, pressure pumping services include hydraulic fracturing, cementing and acidizing services.

Fluid Logistics and Well-Site Services: Services include storage, transportation and disposal of fluids used in the drilling of subsequent stimulation and production operations. Well-site services include building drilling locations, pits, and access roads.

Completion and Production: Diamondback’s completion and production services include completion, workover and roustabout services, rental, service and sale of downhole equipment and tools, and plugging and abandonment services.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Diamondback evaluates the performance of its segments based on revenue and segment profit. Intersegment sales and transfers are not material. Corporate expenses include general corporate expenses associated with managing all reportable operating segments. The following table sets forth certain financial information of Diamondback’s segments.

	Drilling technology services and applications	Stimulation and pumping services	Fluid logistics and well-site services	Completion and production	Corporate	Total
For the period ended June 30, 2006
Operating revenues	$20,598,288	$8,076,321	$28,630,935	$3,483,250	$—	$60,788,794
Operating cost and expenses	(16,922,292)	(5,310,759)	(18,262,726)	(2,719,822)	(2,527,579)	(45,743,178)

Segment profit	$3,675,996	$2,765,562	$10,368,209	$763,428	$(2,527,579)	$15,045,616

Depreciation, amortization, and accretion	$1,415,253	$1,304,631	$3,877,463	$263,001	$50,369	$6,910,717
Capital expenditures (excluding acquisitions)	$6,655,645	$25,071,116	$15,058,719	$1,515,285	$318,832	$48,619,597
Identifiable assets	$42,426,188	$51,244,774	$90,812,772	$11,200,399	$1,886,128	$197,570,261

	Drilling technology services and applications	Stimulation and pumping services	Fluid logistics and well-site services	Completion and production	Corporate	Total
For the period ended December 31, 2005
Operating revenues	$2,501,295	$—	$—	$—	$—	$2,501,295
Operating cost and expenses	(2,409,990)	—	—	—	—	(2,409,990)

Segment profit	$91,305	$—	$—	$—	$—	$91,305

Depreciation, amortization, and accretion	$204,977	$—	$—	$—	$—	$204,977
Capital expenditures (excluding acquisitions)	$895,955	$—	$—	$—	$34,765	$930,720
Identifiable assets	$31,777,409	$—	$—	$—	$9,452,465	$41,229,874

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

The following table reconciles the segment profits reported above to the operating income as reported in the consolidated statements of operations.

	June 30, 2006	December 31, 2005
Segment profit	$15,045,616	$91,305
Depreciation, amortization, and accretion	(6,910,717)	(204,977)

Operating income	$8,134,899	$(113,672)

NOTE K – INCOME TAXES

Income tax expense consists of the following for the six months ended June 30, 2006:

Current	$1,092,743
Deferred	(305,371)

$787,372

The tax effects of temporary differences that give rise to deferred income tax assets and liabilities are as follows as of June 30, 2006:

Deferred income tax assets
Allowance for doubtful accounts	$9,030

Deferred income tax liabilities
Property and equipment	(1,214,541)
Customer relationships	(2,626,189)
Trade names	(30,501)

Total deferred income tax liabilities	$(3,871,231)

Reconciliation between the amounts determined by applying the federal statutory rate of 34% to income before income taxes with the provision for income taxes is a follows for the six months ended June 30, 2006:

Statutory federal income tax	$2,737,640
State taxes, net of federal benefit	64,724
Income attributable to pass-through entities	(2,014,992)

$787,372

Diamondback provides a valuation allowance when it is more likely than not that some portion of deferred income tax assets will not be realized. There was no valuation allowance necessary as of June 30, 2006. In addition, Diamondback did not pay any income taxes in the period ended June 30, 2006.

Diamondback Energy Services and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

(Information as of and subsequent to June 30, 2006 and for the six months ended June 30, 2006 is unaudited)

NOTE L – SUBSEQUENT EVENTS

On August 30, 2006, the LLC entered into a revolving credit agreement with Fortis Capital Corp., as the administrative agent, lead arranger and sole bookrunner, and certain other lenders and agents party thereto. The revolving credit agreement provides for a $50.0 million facility that will mature in 2008. Provided certain requirements are met, the commitments under the revolving agreement can be increased by $30.0 million to a total of $80.0 million. As of November 1, 2006, $35.9 million in borrowings was outstanding under this facility. The company expects to become the borrower under this credit agreement in connection with the anticipated IPO. In connection with this assumption, the company anticipates that the lenders will require certain amendments to the credit agreement.

In July and August 2006, the company borrowed an aggregate of $21.0 million from Kappa Investors LLC, an entity controlled by Wexford, under the terms of a subordinated unsecured credit facility. Of this amount, $7.0 million was repaid from the borrowings under the Fortis credit facility on August 30, 2006. This facility provides for aggregate outstanding borrowings of $21.0 million, of which $14.0 million was outstanding as of November 1, 2006. The loan matures on the earlier of July 5, 2007 or the closing of the anticipated IPO.

Report of Independent Registered Public Accounting Firm

Members

Diamondback Energy Services LLC

We have audited the accompanying balance sheets of Quantum Drilling Motors, L.L.C. as of November 30, 2005 and December 31, 2004 and the related statements of earnings, members’ equity, and cash flows for the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Drilling Motors, L.L.C. as of November 30, 2005 and December 31, 2004, and the results of its operations and its cash flows for the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

November 10, 2006

Quantum Drilling Motors, L.L.C.

Balance Sheets

	November 30, 2005	December 31, 2004
ASSETS
Current assets
Cash and cash equivalents	$25,919	$12,789
Accounts receivable trade, net of allowance of $94,190 and $0, respectively	5,251,906	2,657,004
Receivables from employees and affiliates	114,587	64,104
Inventories	454,201	284,097
Prepaid expenses and other	170,289	81,110

Total current assets	6,016,902	3,099,104
Property and equipment, net	6,356,185	2,132,885
Other assets	60,925	1,025

	$12,434,012	$5,233,014

LIABILITIES AND MEMBERS’ EQUITY
LIABILITIES
Current liabilities
Accounts payable	$3,335,340	$892,219
Payables to employees and affiliates	2,575,839	605,530
Accrued and other current liabilities	1,029,873	676,745
Line of credit	1,071,604	1,396,205
Note payable to bank	2,152,775	—
Current portion of long-term debt	86,938	166,429

Total current liabilities	10,252,369	3,737,128
Long-term debt	277,516	561,504

Total liabilities	10,529,885	4,298,632
COMMITMENTS AND CONTINGENCIES (Note F)
MEMBERS’ EQUITY	1,904,127	934,382

	$12,434,012	$5,233,014

The accompanying notes are an integral part of these financial statements.

Quantum Drilling Motors, L.L.C.

Statements of Earnings

	For the eleven- month period ended November 30, 2005	For the years ended December 31,
		2004	2003
Revenues	$21,585,586	$10,251,886	$5,298,433

Costs and expenses
Cost of revenues	13,551,340	6,348,621	3,327,699
Selling, general, and administrative	6,337,558	3,180,273	1,646,214
Depreciation and amortization	892,460	472,679	258,176

Total costs and expenses	20,781,358	10,001,573	5,232,089

Operating income	804,228	250,313	66,344

Other income (expense)
Interest income	837	76	—
Interest expense	(192,365)	(77,877)	(11,469)
Casualty equipment loss	(109,955)	—	—

	(301,483)	(77,801)	(11,469)

Net income	$502,745	$172,512	$54,875

The accompanying notes are an integral part of these financial statements.

Quantum Drilling Motors, L.L.C.

Statement of Members’ Equity

For the eleven-month period ended November 30, 2005 and for the years ended

December 31, 2004 and 2003

Balance at January 1, 2003	$721,995
Net income	54,875

Balance at December 31, 2003	776,870
Member distribution	(15,000)
Net income	172,512

Balance at December 31, 2004	934,382
Member contribution	500,000
Member distribution	(33,000)
Net income	502,745

Balance at November 30, 2005	$1,904,127

The accompanying notes are an integral part of these financial statements.

Quantum Drilling Motors, L.L.C.

Statements of Cash Flows

	For the eleven-month period ended November 30, 2005	For the years ended December 31,
		2004	2003
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
Net income	$502,745	$172,512	$54,875
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	892,460	472,680	258,176
Gain on sales of equipment involuntarily damaged or lost down-hole	(289,943)	(5,445)	(163,133)
Write-off of obsolete equipment	90,313	185,455	27,025
Provision for doubtful accounts	94,190	—	—
Change in operating assets and liabilities:
Accounts receivable, net	(2,739,575)	(1,343,575)	(693,644)
Inventories	(170,104)	(67,424)	(131,154)
Prepaid expenses and other	(89,179)	(40,722)	(19,753)
Other assets, net	(59,900)	—	—
Accounts payable and accrued liabilities	4,766,558	998,718	549,961

Net cash provided by (used in) operating activities	2,997,565	372,199	(117,647)

Cash flows from investing activities
Proceeds from sales of equipment involuntarily damaged or lost down-hole	456,655	21,000	181,000
Additions to property and equipment	(5,372,784)	(1,375,981)	(668,383)

Net cash used in investing activities	(4,916,129)	(1,354,981)	(487,383)

Cash flows from financing activities
Line of credit borrowings	8,833,327	7,128,613	2,446,752
Line of credit payments	(7,743,252)	(6,428,672)	(1,872,410)
Notes payable borrowing	1,017,033	783,160	100,719
Notes payable payments	(642,414)	(149,390)	(6,555)
Capital lease payments	—	(500,262)	(63,476)
Contribution by members	500,000	—	—
Bank overdraft	—	176,122	—
Distributions to members	(33,000)	(15,000)	—

Net cash provided by financing activities	1,931,694	994,571	605,030

NET INCREASE IN CASH AND CASH EQUIVALENTS	13,130	11,789	—

Cash and cash equivalents at beginning of period	12,789	1,000	1,000

Cash and cash equivalents at end of period	$25,919	$12,789	$1,000

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for interest	$167,747	$79,377	$9,969

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Capital lease obligations incurred for equipment	$—	$—	$563,738
Refinance line of credit with note payable	$1,414,676	$—	$—

The accompanying notes are an integral part of these financial statements.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements

Note A – Nature of Operations and Summary of Accounting Policies

Quantum Drilling Motors, L.L.C. (“Quantum” or “the Company”), an Oklahoma limited liability company, is an oilfield service company that rents drilling equipment and provides services used in connection with the on-shore drilling of oil and natural gas wells. Quantum has the following primary lines of business: (i) straight hole drilling motor rental; (ii) directional drilling; (iii) measurement-while-drilling (“MWD”); and (iv) shock sub rental. Primary regions of operations are in the United States Mid-Continent and North Texas region based in Oklahoma City, Oklahoma; the Permian Basin region based in Midland, Texas; and the Rocky Mountain region based in Casper, Wyoming.

Quantum’s business depends in large part on the conditions in the oil and natural gas industry. Any prolonged increase or decrease in oil and natural gas prices affects the levels of exploration and development activity, as well as the entire health of the oil and natural gas industry. Changes in prices could have a material effect on Quantum’s results of operations and financial condition. Demand for Quantum’s services is directly affected by the level of exploration and development activity of oil and natural gas companies. Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty, and a variety of other factors that are beyond Quantum’s control. Any prolonged reduction in oil and natural gas prices may depress the level of exploration and development activity. Lower levels of activity result in a corresponding decline in the demand for Quantum’s drilling services which could have a material adverse effect on its revenues and profitability. Other risk factors include, but are not limited to, risks associated with (1) Quantum’s ability to develop and commercialize competitive tools and technologies; (2) oilfield accidents; (3) the competitive nature of Quantum’s business; (4) the cost and availability of insurance; and (5) the ability to attract and retain skilled employees and managers.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Cash and Cash Equivalents

Quantum considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

2. Accounts Receivable

Accounts receivable have a concentration of credit risk in the oil and natural gas industry. Accounts receivable include amounts due from customers for services rendered and are recorded as the work progresses at the contracted sales amount. Quantum extends credit to customers and other parties in the normal course of business upon completion of a credit evaluation and generally does not require collateral. All of the company’s sales are on credit.

Individual customer balances begin aging from the date of invoice, which is generally at the end of a rental or service period. Customer balances are considered delinquent if unpaid by the 30th day following invoice date and credit privileges may be revoked if balances remain unpaid. The Company does not assess interest on unpaid balances.

Quantum regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, Quantum makes judgments regarding its customers’ ability to make required payments, economic events, and other factors. As the financial condition of customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event Quantum was to determine that a customer may not be able to make required payments, Quantum would increase the allowance through a charge to income in the period in which that determination is made. Uncollectible accounts receivable are periodically charged against the allowance for doubtful accounts once final determination is made of their uncollectibility.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

Activity in Quantum’s allowance for doubtful accounts consists of the following:

	November 30, 2005	December 31, 2004	December 31, 2003
Balance, beginning of period	$—	$—	$—
Charges to expense	94,190	—	—

Balance, end of period	$94,190	$—	$—

3. Inventories

Inventories are stated at the lower of cost or market, determined on a average cost basis. Inventories consist primarily of parts and supplies. Quantum assesses the realizability of its inventories based upon specific usage and future utility. A charge to operations is taken when factors that would result in a need for a reduction in the valuation, such as excess or obsolete inventory, are determined.

4. Advertising Expenses

Advertising costs are expensed when incurred. Advertising expenses were $20,238, $3,815, and $12,633 for the eleven months ended November 30, 2005 and for the years ended December 31, 2004 and 2003, respectively.

5. Property and equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance, and repairs, which do not improve or extend the life of such assets, are charged to operations as the services are provided. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying statements of earnings. Proceeds from customers for rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues, with the carrying value of the related rental equipment charged to cost of revenue.

Proceeds from sales of involuntarily damaged or lost down-hole equipment are reported as cash inflows from investing activities in the accompanying consolidated statements of cash flows. For the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003, proceeds from sales of equipment involuntarily damaged or lost down-hole were $456,655, $21,000, and $181,000, respectively, and the gain on sales of equipment involuntarily damaged or lost down-hole was $289,943, $5,445, and $161,133, respectively.

Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. The useful lives of the major classes of property and equipment are as follows:

Drilling and MWD equipment	5 years
Shop machinery and equipment	5 years
Vehicles and trailers	5 years
Office equipment, furniture, and fixtures	5 years
Computers and software	5 years

6. Realization of Long-Lived Assets

Quantum evaluates the carrying value of long-lived assets whenever changes in circumstances indicate the carrying amount of such assets may not be recoverable. If necessary, Quantum measures the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. There have been no significant events or changes in circumstances indicating that the carrying value of Quantum’s long-lived assets may not be recoverable; therefore, no adjustments were made to the carrying value of long-lived assets in the first eleven months of 2005 or in 2004 or 2003.

7. Revenue Recognition

Quantum provides rental equipment and services to its customers on a day rate or hourly rate basis and recognizes the related revenue on a per-day or hourly basis as the work progresses.

Proceeds from customers for the cost of oilfield rental equipment that is involuntarily damaged or lost down-hole are reflected as revenues. For the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003, proceeds from sales of equipment involuntarily damaged or lost down-hole included in revenues were $456,655, $ 21,000, and $ 181,000, respectively

8. Cost of Revenues

The primary components of cost of revenues are those salaries, expendable supplies, repairs and maintenance, and general operational costs that are directly associated with the services Quantum performs for or products sold by Quantum to its customers.

9. Income Taxes

Quantum is classified as a partnership for income tax purposes; accordingly, income taxes on net earnings are payable by the members and are not reflected in the financial statements.

10. Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

11. Financial Instruments and Off-Balance Sheet Arrangements

Quantum considers the fair value of all financial instruments (primarily debt) not to be materially different from their carrying values at the end of each fiscal year based on management’s estimate of Quantum’s ability to borrow funds under terms and conditions similar to those of existing debt. With the exception of the operating leases on real property and equipment leases discussed in Note F to the Financial Statements, Quantum has no other off-balance sheet financing arrangements.

12. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective applications is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS No. 154 applies to all voluntary changes in accounting principle, as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Quantum does not expect this policy to have a material impact on its financial position, results of operations or cash flows.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

In September 2006, FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We currently do not expect SFAS No. 157 to have an impact on our consolidated financial position, cash flows, and results from operations.

In September 2006, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on a company’s balance sheet and statement of operations and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities at the beginning of that year with the offsetting adjustment to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. Quantum has applied the guidance of SAB 108 for all periods presented.

Note B – Detail of Certain Balance Sheet Accounts

The components of inventories are as follows:

	November 30, 2005	December 31, 2004
Replacement parts – motors	$189,996	$221,851
Replacement parts – MWD	264,205	62,246

	$454,201	$284,097

Net property and equipment consists of the following:

	November 30, 2005	December 31, 2004
Drilling and MWD equipment	$6,886,230	$2,777,040
Shop machinery and equipment	437,091	127,554
Vehicles and trailers	642,272	249,432
Office equipment, furniture, and fixtures	30,682	—
Computers and software	214,129	72,216

	8,210,404	3,226,242
Less accumulated depreciation	(1,854,219)	(1,093,357)

	$6,356,185	$2,132,885

Depreciation expense charged to operations totaled $892,460, $472,680, and $258,176 for the eleven-month period ended November 30, 2005, and for the years ended December 31, 2004 and 2003, respectively.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

Accrued and other current liabilities consisted of the following:

	November 30, 2005	December 31, 2004
Unprocessed trade payables	$702,278	$360,675
Sales tax payable	52,183	2,682
Payroll	5,774	13,123
Bank overdraft	—	176,122
Compensation benefits	48,568	20,428
Other taxes	17,014	15,866
Insurance	179,438	87,849
Interest	24,618	—

	$1,029,873	$676,745

Note C – Bank Credit Facilities

Quantum maintains a revolving credit facility with a bank to provide for its cash, liquidity, and other borrowing needs. This credit facility provides for aggregate borrowings of up to $3.5 million and matures on October 1, 2006. As of November 30, 2005, Quantum had an outstanding loan balance of $1,071,604 under this credit facility, resulting in an available borrowing capacity on such date of approximately $2.4 million.

Amounts borrowed under the credit facility bear interest at a variable rate equal to the daily prime rate, based on The Wall Street Journal Prime Rate as listed in the Money Rates Section of The Wall Street Journal. As of November 30, 2005, borrowings under the credit facility bore interest at 7.0%.

This credit facility is secured by a lien on substantially all of Quantum’s accounts receivable, inventories, and equipment. In addition, this credit facility is guaranteed by all of Quantum’s members and is effectively guaranteed by Quantum Management Group, L.L.C., Quantum’s manager, as a co-borrower. This credit facility requires, among other things, that Quantum maintain certain financial ratios, including a leverage ratio, a current ratio, and a debt service coverage ratio. This credit facility limits the amount of capital expenditures Quantum may make, the amount of debt Quantum may incur outside of this credit facility, the amount of future investments, the ability of Quantum to pay dividends, and Quantum’s ability to engage in certain business combination transactions. At November 30, 2005, Quantum was in violation of certain financial ratios, but had received a waiver of those violations through March 31, 2006 from the lender.

In February 2005, Quantum entered into a promissory note with its bank lender in order to pay off a long-term bank loan, to refinance a portion of amounts outstanding under the revolving credit facility and to provide funds for its capital equipment needs. The note provided $2.5 million in funding, required monthly principal and interest payments, and matures on April 1, 2008; however, this note has a demand feature that allows the bank to accelerate payments at its sole discretion. As such, the note is classified as a current liability. As of November 30, 2005, Quantum had an outstanding balance on this note of $2,152,775.

The note bears interest at a variable rate equal to an independent index which is the annual lending rate of interest announced from time to time by JP Morgan Chase & Co. as its prime rate plus 1.0 percentage point over the Index. As of November 30, 2005, the note bore interest at 8.0%.

This note also provides for cross-collateralization and cross-default with the revolving credit facility and is similarly guaranteed.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

These credit facilities were repaid subsequent to November 30, 2005 in connection with the sale of Quantum (Note J).

Note D – Long Term Debt

In March 2004, Quantum entered into a long-term note with a bank in order to pay off a capital lease and to provide funds for its capital equipment needs. The note provided $768,000 in funding, required monthly principle and interest payments with a maturity of April 1, 2006, and bore interest at a variable rate equal to the Wall Street Journal Prime Rate as listed in the Money Rates section of the Wall Street Journal. This note was repaid in 2005.

Quantum has motor vehicle loans with a finance company having monthly payments which in aggregate range from $656 to $7,999 per month, that have interest rates between 7.25% and 9.75%, and that have maturities beginning in April 2008 and extend through June 2010. These loans are collateralized only with the financed motor vehicles. Quantum had additional motor vehicle loans with a second finance company having monthly payments which ranged from $548 to $1,826 per month and that had interest rates at 8%. These loans were collateralized only with the financed motor vehicles and matured prior to November 30, 2005.

In November 2005, Quantum financed a software purchase with a vendor. This was a five-year note bearing interest at 9.25% with a monthly payment of $1,565.

The components of long term debt are as follows:

	November 30, 2005	December 31, 2004
Note payable to bank	$—	$677,059
Notes payable to others	364,454	50,874
Less current portion	(86,938)	(166,429)

Total long-term portion	$277,516	$561,504

All borrowings under the long-term notes, except the software note, were repaid subsequent to November 30, 2005 in connection with the sale of the Company (Note J).

Note E – Capital Lease

In May 2003, Quantum entered into a $765,000 capital lease agreement to finance MWD equipment. The capital lease was for three years with monthly payments of $13,676. The capital lease obligation was retired with the funds from the bank note established in March 2004.

Note F – Commitments and Contingencies

1. Operating Leases

Quantum leases certain real property under operating leases that expire at various dates through 2016. Additionally, Quantum leases equipment under operating lease arrangements. Rental expense under operating leases was $778,096, $326,256, and $13,905 for the eleven-month period ended November 30, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

Future minimum lease payments under non-cancelable operating leases are as follows:

Year ending December 31:
2006	$994,569
2007	761,059
2008	157,380
2009	152,988
2010	124,868
Thereafter	35,625

$2,226,489

2. Litigation

Quantum is from time to time a party or otherwise subject to legal proceedings, claims, investigations and other proceedings in the ordinary course of its business. These matters typically involve tort, workers compensation, billing and collections, and other intellectual property claims. Where appropriate, Quantum makes provision for a liability with respect to these claims in its financial statements, in accordance with generally accepted accounting principles. These provisions are reviewed periodically and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and events pertaining to a particular case. Litigation is inherently unpredictable. Quantum has no pending litigation as of November 30, 2005.

Note G – Related Party Transactions

1. Lease Agreements

Quantum leases one of its facilities from a company that is partially owned by a Quantum member. For the eleven-month period ended November 30, 2005 and the years ended December 31, 2004 and 2003, Quantum paid the company approximately $5,670, $1,224, and $0, respectively, for such annual lease costs. This is a month-to-month lease.

2. Transactions with Chairman and President

Quantum’s Chairman and President is the owner of several companies which perform services for Quantum. In 2005, 2004, and 2003, Quantum incurred costs with these companies in the amounts of $928,793, $455,782 and $156,340, respectively, for administrative services that are generally paid monthly. There were outstanding payable balances of $306,363 and $87,073 as of November 30, 2005 and December 31, 2004, respectively, that are included in payables to employees and affiliates.

3. Payable to Employees

As of November 30, 2005, there is $18,722 payable to employees which is related to reimbursable expenses.

4. Payable to Affiliates

Quantum Management Group, L.L.C. (“Quantum Management Group”) is wholly owned by the three principle members of Quantum and is the designated manager of Quantum pursuant to its operating agreement.

Quantum Drilling Motors, L.L.C.

Notes to Consolidated Financial Statements – Continued

Included in payables to employees and affiliates is a non-interest bearing advance due to Quantum Management Group in the amount of $475,000 and $90,000 as of November 30, 2005 and December 31, 2004, respectively, that was funding for Quantum working capital.

Also, pursuant to its operating agreement, Quantum is charged by Quantum Management Group a monthly management fee equal to approximately 10% of revenue for management services. The management fees are recorded as selling, general, and administrative expense. Following are the amounts charged in the eleven-month period ended November 30, 2005 and in the years ended December 31, 2004 and 2003, respectively, and also the outstanding balances payable at the end of those periods.

	November 30, 2005	December 31, 2004	December 31, 2003
Management fee for the period	$2,078,740	$1,008,398	$503,164
Payable to Quantum Management Group	1,775,755	428,457	177,806

Note H – 401(k) Plan

Quantum maintains a 401(k) plan that enables employees to defer up to specified amounts of their annual compensation and contribute such amounts to the plan. Quantum’s contribution for each participant is a maximum of 3% of the participant’s annual compensation, but no more than 50% of the participants deferral. Quantum’s matching contributions were $36,326, $24,180, and $9,947 for the eleven-month period ended November 30, 2005, and for the years ended December 31, 2004 and 2003, respectively.

Note I – Concentrations

Accounts receivable and sales have significant concentrations in the oil & gas business sector. Quantum has two customers which represent a significant portion of total revenues and accounts receivable. At November 30, 2005 and December 31, 2004, these two customers were 20% and 14%, respectively, of total outstanding accounts receivable, and for the eleven months ended November 30, 2005 and for the years ended December 31, 2004 and December 31, 2003, revenue from these two customers was 23%, 24%, and 16%, respectively, of total revenue.

Note J – Subsequent Events

Effective December 1, 2005, Diamondback Energy Services LLC acquired substantially all of the assets of Quantum for approximately $26,000,000 plus assumption of certain liabilities.

Report of Independent Registered Public Accounting Firm

Members

Diamondback Energy Services LLC

We have audited the accompanying combined balance sheets of Sooner Trucking & Oilfield Services, Inc. and affiliates (collectively, the Company) as of December 31, 2005 and 2004, and the related combined statements of operations, changes in owners’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Sooner Trucking & Oilfield Services, Inc. and affiliates as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Oklahoma City, Oklahoma

November 10, 2006

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Balance Sheets

For the years ended December 31,

	2005	2004
ASSETS
Current assets
Cash and cash equivalents	$2,581,166	$240,029
Accounts receivable (net of allowance of $23,062 at December 31, 2005)	9,686,362	3,603,367
Prepaid expenses and other	984,805	169,899

Total current assets	13,252,333	4,013,295
Property and equipment, net	21,388,514	10,590,443
Other assets	29,838	15,430

	$34,670,685	$14,619,168

LIABILITIES AND OWNERS’ EQUITY
LIABILITIES
Current liabilities
Book overdraft	$32,803	$200,527
Accounts payable	2,530,429	978,090
Accrued liabilities	615,430	225,841
Lines of credit	726,601	1,103,011
Current portion of long-term debt	4,934,838	4,527,631
Capital lease obligations	—	67,973

Total current liabilities	8,840,101	7,103,073
Asset retirement obligations	26,117	18,019
Long-term debt	8,208,255	3,603,326

Total liabilities	17,074,473	10,724,418

COMMITMENTS AND CONTINGENCIES (Note G)	—	—

OWNERS’ EQUITY
Common stock	15,500	15,500
Paid-in capital	1,463,278	938,395
Retained earnings	2,041,886	1,426,870
Partnership capital	9,460,772	1,266,763
Members’ equity	4,614,776	247,222

Total owners’ equity	17,596,212	3,894,750

	$34,670,685	$14,619,168

The accompanying notes are an integral part of these statements.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Statements of Operations

For the years ended December 31,

	2005	2004	2003
Revenues	$48,010,867	$17,318,844	$9,281,967

Costs and expenses
Cost of revenues	27,613,561	11,872,204	6,919,449
Selling, general, and administrative	2,866,808	1,536,349	986,138
Depreciation, amortization and accretion	3,372,971	1,629,979	1,107,101

Total costs and expenses	33,853,340	15,038,532	9,012,688

Operating income	14,157,527	2,280,312	269,279

Other income (expense)
Other income	94,168	848	145,887
Gain on sale of assets	41,092	6,502	203,603
Interest expense	(809,535)	(311,527)	(170,979)

	(674,275)	(304,177)	178,511

Net income	$13,483,252	$1,976,135	$447,790

The accompanying notes are an integral part of these statements.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Statement of Changes in Owners’ Equity

For the years ended December 31, 2005, 2004 and 2003

	Common stock	Paid-in capital	Retained earnings	Partnership capital	Members’ equity
Balance at January 1, 2003	$15,500	$253,095	$1,313,805	$220,251	$(174,082)
Dividends and distributions to owners	—	—	(385,418)	(177,940)	—
Capital contributions	—	139,259	—	—	196,773
Net income (loss)	—	—	534,111	94,093	(180,414)

Balance at December 31, 2003	15,500	392,354	1,462,498	136,404	(157,723)
Dividends and distributions to owners	—	—	(528,594)	(794,763)	(50,000)
Capital contributions	—	546,041	—	449,438	447,460
Net income	—	—	492,966	1,475,684	7,485

Balance at December 31, 2004	15,500	938,395	1,426,870	1,266,763	247,222
Dividends and distributions to owners	—	—	(1,006,755)	(806,211)	(478,924)
Capital contributions	—	524,883	—	206,942	1,778,275
Net income	—	—	1,621,771	8,793,278	3,068,203

Balance at December 31, 2005	$15,500	$1,463,278	$2,041,886	$9,460,772	$4,614,776

The accompanying notes are an integral part of these statements.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Statements of Cash Flows

For the years ended December 31,

	2005	2004	2003
Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities
Net income	$13,483,252	$1,976,135	$447,790
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation, amortization and accretion	3,372,971	1,629,979	1,107,101
Gain on sale of assets	(41,092)	(6,502)	(203,603)
Provision for doubtful accounts	23,062	—	—
Contributed office space at estimated fair value	95,960	82,220	95,670
Change in operating assets and liabilities:
Accounts receivable	(6,106,057)	(2,289,266)	(198,174)
Prepaid expenses and other	(814,906)	(122,242)	49,779
Other assets	(14,408)	(14,740)	—
Accounts payable and accrued liabilities	1,941,928	1,076,261	(77,470)

Net cash provided by operating activities	11,940,710	2,331,845	1,221,093

Cash flows from investing activities
Additions to property and equipment	(14,474,097)	(7,789,344)	(1,243,686)
Proceeds from sale of property and equipment	225,364	87,113	414,448

Net cash used in investing activities	(14,248,733)	(7,702,231)	(829,238)

Cash flows from financing activities
Book overdraft	(167,724)	(93,630)	111,799
Additions to lines of credit	7,529,728	7,990,933	5,974,588
Payments on lines of credit	(7,906,138)	(7,369,054)	(5,798,559)
Additions to notes payable	10,604,407	7,928,856	1,937,926
Payments on notes payable	(5,490,216)	(2,338,535)	(2,288,685)
Payments on capital leases	(67,973)	(49,303)	(40,338)
Capital contributions	2,414,140	855,666	240,361
Dividends and distributions to owners	(2,267,064)	(1,365,278)	(563,358)

Net cash provided by (used in) financing activities	4,649,160	5,559,655	(426,266)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,341,137	189,269	(34,411)

Cash and cash equivalents at beginning of year	240,029	50,760	85,171

Cash and cash equivalents at end of year	$2,581,166	$240,029	$50,760

Cash paid during the year for interest	$746,019	$296,943	$170,172

The accompanying notes are an integral part of these statements.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Combined Statements of Cash Flows – Continued

Supplemental schedule of non-cash investing and financing activities:

For the year ended December 31, 2003

The combined entities entered into capital lease obligations of $157,614, net of downpayments of $9,007.

For the year ended December 31, 2004

Property and equipment with a fair market value of $505,053 was contributed by owners in the combined entities.

Property and equipment with an estimated fair value of $8,079 was distributed.

Asset retirement obligations of $6,097 were recorded.

For the year ended December 31, 2005

Property and equipment with a net book value of $126,881 with related debt of $102,055 were distributed to owners.

Asset retirement obligations of $6,537 were recorded.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements

For the years ended December 31, 2005, 2004, and 2003

Note A – Nature of Operations and Summary of Accounting Policies

Sooner Trucking & Oilfield Services, Inc., and affiliates (“the combined entities”), consist of the following entities, which are reported on a combined basis due to common ownership and control.

The following entities were formed prior to January 1, 2003 and have been included in the accompanying financial statements for all periods presented:

Sooner Trucking & Oilfield Services, Inc., an Oklahoma corporation

PJ Trucking, an Oklahoma general partnership

PL Trucking, an Oklahoma general partnership

J&T Construction, an Oklahoma general partnership

PDQ Business Travel, L.L.C., an Oklahoma limited liability company

Countyline Disposal, Inc., an Oklahoma corporation

The following entities were formed during 2004 and have been included in the accompanying financial statements since the date of formation:

Cementing Services, L.L.C., an Oklahoma limited liability company

Peach Street Partners, LLC, an Oklahoma limited liability company

Hi Pressure Partners, an Oklahoma general partnership

Total Oilfield Services of Oklahoma, L.L.C., an Oklahoma limited liability company

Total Oilfield Services, LP, a Texas Limited Partnership

Total Pumping Services, LP, a Texas Limited Partnership

Tolar Disposal Services, LP, a Texas Limited Partnership

The combined entities are oilfield service companies that provide materials and services used in connection with the drilling and operations of oil and natural gas wells in Oklahoma and Texas. The combined entities have the following primary lines of business: (i) well-site services and fluid logistics; and (ii) pressure pumping.

The combined financial statements include the accounts of the above entities who were acquired by Diamondback Energy Services LLC in a series of transactions that closed on January 10, 2006 (Note K). All significant intercompany balances and transactions have been eliminated.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Cash and Cash Equivalents

The combined entities consider all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

2. Accounts Receivable

Accounts receivable include amounts due from customers for services performed and are recorded as the work progresses. The combined entities grant credit to customers in the normal course of business and generally do not require collateral.

The combined entities regularly review outstanding receivables and provide for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, the combined entities make judgments regarding its

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

customers’ ability to make required payments, economic events, and other factors. As the financial condition of customers change, circumstances develop, or additional information becomes available, adjustments to the allowance for doubtful accounts may be required. In the event the combined entities were to determine that a customer may not be able to make the required payments, the combined entities would increase the allowance through a charge to income in the period in which that determination is made. Uncollectible accounts receivable are periodically charged against the allowance for doubtful accounts once final determination is made of their uncollectibility. Historically, these losses have been minimal.

The following is a rollforward of the allowance for doubtful accounts for December 31, 2005:

Balance, beginning of period	$—
Deductions for uncollectible receivables written off	—
Additions charged to expense	23,062

Balance, end of period	$23,062

3. Property and Equipment

Property and equipment are recorded at cost. Expenditures for major additions and improvements are capitalized while minor replacements, maintenance, and repairs, which do not improve or extend the life of such assets, are charged to operations as incurred. Disposals are removed at cost, less accumulated depreciation, and any resulting gain or loss is reflected in the accompanying combined statements of operations.

Depreciation is calculated using the straight-line method over the estimated useful lives of the depreciable assets. The useful lives of the major classes of property and equipment are as follows:

Vehicles, trailers and tanks	5 - 7 years
Other machinery and equipment	5 - 7 years
Office equipment, furniture, and fixtures	3 - 7 years
Aircraft	7 - 10 years
Disposal wells and related equipment	5 - 15 years
Buildings and improvements	15 - 30 years

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of property and equipment not held for sale is evaluated by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. There were no adjustments to the carrying value of long-lived assets in 2005, 2004, and 2003.

4. Revenue Recognition

The combined entities generate revenue from multiple service lines and product sales. Product sales represent less than 1% of total revenues. Services and products are generally sold without warranties or the right of return. In all cases,

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

revenue is recognized when services are performed or the product has left our facilities and title has passed, collection of the receivables is probable, persuasive evidence of an arrangement exists and the price is fixed and determinable. The specific revenue sources are outlined as follows:

Well-site services and fluid logistics. Revenue generated from well-site services and fluid logistics primarily consists of well-site construction and maintenance and the sale, transportation, storage, and disposal of fluids used in drilling, production and maintenance of oil and natural gas wells. Well-site construction and maintenance revenues are generated from fixed bid, cost-plus or fee-per-hour contracts. Well-site construction services are typically short term projects. Fluid logistics revenue is generated based on contracted rates per the job, hour or quantity hauled, stored or sold. Additional revenue is generated through ancillary sales of chemicals necessary in the disposal process and other fees such as equipment cleaning charges and fuel surcharges.

Pressure pumping. Pressure pumping revenues are generated through cement pumping. This service is typically provided on a contracted hourly basis. Rates are established based on the quantity pumped, pumping depth and materials. Pressure pumping services are typically short term projects. Additional revenue is generated through the sale of products, including materials consumable in the pumping process, third-party equipment rentals and fuel surcharges.

5. Income Taxes

The combined entities are classified as partnerships or elected pass-through status for income tax purposes; accordingly, income taxes on net earnings are payable by the stockholders, members or partners and are not reflected in the combined financial statements.

6. Use of Estimates and Assumptions

The preparation of combined financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

7. Asset Retirement Obligations

The combined entities have an obligation to plug and abandon its disposal wells at the end of their operations. The combined entities record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of the assets and capitalize an equal amount as a cost of the assets, depreciating it over the life of the assets. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted to reflect the passage of time, changes in the estimated future cash flows underlying the obligation, acquisition or construction of assets, and settlements of obligations.

The following table reflects the changes in the liability during the years ended December 31, 2005 and 2004.

	2005	2004
Beginning balance	$18,019	$10,641
Additional obligations incurred	6,537	6,097
Accretion expense	1,561	1,281

Ending balance	$26,117	$18,019

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

8. Concentrations of Credit Risk

Financial instruments, which potentially subject the combined entities to concentrations of credit risk consist of cash and cash equivalents in excess of federally insured limits and trade receivables. The cash and cash equivalents positions are held in financial institutions with high credit ratings. The combined entities’ accounts receivables have a concentration in the oil and natural gas industry and the customer base consists primarily of small to large independent oil and natural gas producers. While the combined entities believe its recorded receivables will be collected, in the event of default, the combined entities would follow normal collection procedures. The following table summarizes the customers with outstanding Accounts Receivable that represented 10% or more of combined Accounts Receivable as of December 31, 2005 and 2004.

	2005	2004
Customer A	38%	36%
Customer B	12%	10%
Customer C	10%	14%

The following table summarizes the customers which represented 10% or more of combined revenues for 2005, 2004 and 2003.

	2005	2004	2003
Customer A	34%	45%	59%
Customer B	<10%	<10%	13%
Customer C	<10%	<10%	12%
Customer D	17%	<10%	<10%
Customer E	11%	<10%	<10%

9. Financial Instruments

The combined entities’ financial instruments consist primarily of cash and cash equivalents, trade receivables, trade payables and debt. The carrying value of cash and cash equivalents, trade receivables and trade payables are considered representative of their fair value due to the short term nature of these instruments. The fair value of long-term debt approximates its carrying value based on the borrowing rates currently available to the combined entities for bank loans with similar terms and maturities.

10. Environmental Costs

The combined entities are subject to extensive federal, state and local environmental laws and regulations that regulate the use, storage and discharge of materials into the environment or otherwise relating to the protection of the environment. Environmental costs are expensed if they relate to an existing condition caused by past operations and do not contribute to current or future revenue generation. Liabilities are recorded when site restoration and environmental remediation and clean-up obligations are either known or considered probable and can be reasonably estimated. As of December 31, 2005 and 2004, the combined entities have not accrued for or been fined or cited for any environmental violations.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

11. Recent Accounting Pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 154, “Accounting Changes and Error Corrections, a Replacement of APB Opinion No. 20 and FASB Statement No. 3.” SFAS No. 154 requires retrospective application of changes in accounting principle to prior periods’ financial statements, rather than the use of the cumulative effect of a change in accounting principle, unless impracticable. If impracticable to determine the impact on prior periods, then the new accounting principle should be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective applications is practicable, with a corresponding adjustment to equity, unless impracticable for all periods presented, in which case prospective treatment should be applied. SFAS No. 154 applies to all voluntary changes in accounting principle, as well as those required by the issuance of new accounting pronouncements if no specific transition guidance is provided. SFAS No. 154 does not change the previously issued guidance for reporting a change in accounting estimate or correction of an error. SFAS No. 154 becomes effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The combined entities do not expect this policy will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” establishes a framework for fair value measurements in the financial statements by providing a single definition of fair value, provides guidance on the methods used to estimate fair value and increases disclosures about estimates of fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The combined entities do not expect this policy will have a material impact on its financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires employers to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity. The recognition and disclosure requirements described above are effective for fiscal years beginning after December 31, 2006 except for the change in measurement date which is effective as of the beginning of the fiscal year beginning after December 31, 2008. The combined entities do not expect this policy will have a material impact on its financial position, results of operations or cash.

In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The provisions of FIN 48 are effective for fiscal years beginning after December 31, 2006. The combined entities are currently evaluating the effect FIN 48 will have on the combined financial position, results from operations and cash flows.

In September 2006, the United States Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”). This SAB provides guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 establishes an approach that requires quantification of financial statement errors based on the effects on a company’s balance sheet and statement of operations and the related financial statement disclosures. The SAB permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006 by recording the necessary correcting adjustments to the carrying values of assets and liabilities at the beginning of that year

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

with the offsetting adjustment to the opening balance of retained earnings. Additionally, the use of the cumulative effect transition method requires detailed disclosure of the nature and amount of each individual error being corrected through the cumulative adjustment and how and when it arose. The combined entities have applied the guidance of SAB 108 for all periods presented.

Note B – Property and Equipment

Net property and equipment consists of the following at December 31:

	2005	2004
Vehicles, trailers and tanks	$17,382,161	$8,239,218
Other machinery and equipment	6,411,655	4,170,097
Office equipment, furniture, and fixtures	85,929	43,337
Aircraft	1,138,960	1,138,960
Disposal wells and related equipment	610,364	368,779
Buildings and improvements	707,330	190,746

	26,336,399	14,151,137
Less accumulated depreciation	(7,077,792)	(4,787,528)

	19,258,607	9,363,609
Land	378,530	238,371
Equipment not placed in service	1,751,377	988,463

	$21,388,514	$10,590,443

Depreciation expense charged to operations totaled $3,371,410, $1,628,698, and $1,106,266 for the years ended December 31, 2005, 2004 and 2003, respectively.

Equipment not placed in service represents purchased equipment that is being outfitted for its intended use. This equipment is not depreciated until it has been placed in service.

Note C – Accrued Liabilities

Accrued liabilities consisted of the following at December 31:

	2005	2004
Accrued compensation, benefits, and related taxes	$531,132	$204,489
Accrued interest	84,298	21,352

	$615,430	$225,841

Note D – Credit Facilities

The combined entities maintained various revolving credit facilities with a lender to provide for its liquidity and other borrowing needs during the years ended December 31, 2005 and 2004. At December 31, 2005, only one facility remained and provided for aggregate borrowings of up to $1,000,000. The credit facility matured August 30, 2006 and required monthly interest payments at a variable rate equal to the Wall Street Journal Prime Rate. As of December 31, 2005, borrowings under the credit facility bore interest at 7.25%. Funds available for advances under the facility totaled approximately $274,000 at December 31, 2005.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

The credit facility is secured by a lien on certain of the combined entities’ accounts receivable with a carrying value of $3,036,746 at December 31, 2005, mortgage on real property owned by an owner of the combined entities, and a life insurance policy in the name of, and owned by, an owner of the combined entities.

Note E – Long-Term Debt

In 2005 and 2004, the combined entities entered into long term notes in order to provide funds for its capital equipment needs. The note terms require monthly principal and interest payments.

The combined entities had outstanding long term notes balances as follows at December 31:

Collateral	Range of interest rates	Range of maturities	2005	2004
Vehicles	Variable and fixed rates 1.9% to 8.73%	36-60 months	$286,947	$622,867
Machinery and equipment	Variable and fixed rates 3.9% to 8.82%	36-67 months	12,856,146	6,870,082
Aircraft	Variable rate 4.0% to 8.0%	60 months	—	530,395
Real property	Fixed rate of 9%	180 months	—	107,613

			13,143,093	8,130,957
Less current portion			(4,934,838)	(4,527,631)

Long-term debt			$8,208,255	$3,603,326

At December 31, 2005, the carrying value of vehicles and machinery and equipment collateralizing long-term debt was approximately $13,920,000, net of accumulated depreciation of approximately $3,092,000.

At December 31, 2005, the aggregate maturities of long-term debt for the next five years and thereafter are as follows:

Year ending November 30:
2006	$4,934,838
2007	4,612,952
2008	2,486,798
2009	740,999
2010	367,506

Total	$13,143,093

Substantially all borrowings under long-term debt were repaid subsequent to December 31, 2005 in connection with the sale of the combined entities (Note K).

Note F – Capital Leases

During 2003, the combined entities entered into two capital lease agreements to purchase equipment that is classified as other equipment. The gross carrying value of capital assets recorded under capital leases is $166,621 and related accumulated amortization is $62,836 at December 31, 2004. At December 31, 2004, future minimum lease payments under capital leases were $70,607. There were no capital leases at December 31, 2005.

Sooner Trucking & Oilfield Services, Inc. and Affiliates

Notes to Combined Financial Statements – Continued

For the years ended December 31, 2005, 2004, and 2003

Note G – Commitments and Contingencies

The combined entities are from time to time parties or otherwise subject to legal proceedings, claims, investigations and other proceedings in the ordinary course of its business. These matters typically involve tort, workers compensation, billing and collections, and other intellectual property claims. Where appropriate, the combined entities make provision for a liability with respect to these claims in its financial statements, in accordance with generally accepted accounting principles. These provisions are reviewed periodically and adjusted to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, and events pertaining to a particular case. Litigation is inherently unpredictable. The combined entities are not currently involved in any litigation that is considered probable or reasonably probable, individually or in the aggregate, to result in a material adverse effect on the combined financial position, results of operations or cash flows.

Note H – Related Party Transactions

Lease Agreements

The combined entities lease one of its facilities and certain equipment from related parties under month to month operating leases. For the years ended December 31, 2005, 2004, and 2003, rent expense associated with these leases was approximately $95,960, $82,220, and $95,671, respectively.

Revenue and Accounts Receivable

For the years ended December 31, 2005, 2004, and 2003, the combined entities generated approximately $84,800, $32,400, and $73,300, respectively, of revenue from related parties and at December 31, 2005 and 2004 had accounts receivable from related parties of approximately $400,088 and $45,775, respectively.

Note I – 401(k) Plan

Beginning in 2004, the combined entities provide savings incentive plans for certain eligible employees. Eligible employees may contribute up to specified percentages of their annual compensation to the plan. The plans also provide for a discretionary matching contribution determined annually. The combined entities may also contribute additional amounts at its sole discretion. The matching contributions were $19,830 and $12,674 for the years ended December 31, 2005 and 2004, respectively.

Note J – Owners’ Equity

Sooner Trucking & Oilfield Services, Inc.’s articles of incorporation authorize 500 shares of $100 par value common stock. At December 31, 2005 and 2004, 150 shares were issued and outstanding.

Countyline Disposal, Inc.’s articles of incorporation authorize 50,000 shares of $1.00 par value common stock. At December 31, 2005 and 2004, 500 shares were issued and outstanding.

Note K – Subsequent Events

In a series of transactions closed on January 10, 2006, Diamondback Energy Services LLC acquired the combined entities for approximately $92,420,000.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors

Pioneer Oilfield Services, Inc.

We have audited the accompanying balance sheets of Pioneer Oilfield Services, Inc. as of February 28, 2006 and December 31, 2005, and the related statements of income and retained earnings and cash flows for the periods then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pioneer Oilfield Services, Inc. as of February 28, 2006 and December 31, 2005, and the results of its operations and its cash flows for the periods then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ TULLIUS TAYLOR SARTAIN & SARTAIN LLP

October 27, 2006

Fayetteville, Arkansas

PIONEER OILFIELD SERVICES, INC.

BALANCE SHEETS

February 28, 2006 and December 31, 2005

	February 28, 2006	December 31, 2005
Assets
Current assets:
Cash	$56,959	$—
Certificates of deposit	150,000	150,000
Accounts receivable, trade	534,960	536,373
Other receivables	7,556	5,931

Total current assets	749,475	692,304

Property and equipment, net	379,810	371,803

Total assets	$1,129,285	$1,064,107

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$18,724	$17,512
Bank overdraft payable	—	20,899
Accrued liabilities	4,009	12,838
Notes payable	—	33,904

Total current liabilities	22,733	85,153

Stockholders’ equity:
Common stock, $1 par value, 10,000 shares authorized; 500 shares issued and outstanding	500	500
Retained earnings	1,106,052	978,454

Total liabilities and stockholders’ equity	$1,129,285	$1,064,107

See notes to financial statements.

PIONEER OILFIELD SERVICES, INC.

STATEMENTS OF INCOME AND RETAINED EARNINGS

Periods ended February 28, 2006 and December 31, 2005

	February 28, 2006	December 31, 2005
Service revenue	$557,231	$2,954,169
Cost of services	277,044	2,023,690

Gross profit	280,187	930,479

Selling, general and administrative expense	77,785	296,355

Operating income	202,402	634,124
Other expense, net	(17,079)	(74,848)

Net income	185,323	559,276

Distributions to stockholders	(57,725)	(262,600)
Retained earnings, beginning of period	978,454	681,778

Retained earnings, end of period	$1,106,052	$978,454

See notes to financial statements.

PIONEER OILFIELD SERVICES, INC.

STATEMENTS OF CASH FLOWS

Periods ended February 28, 2006 and December 31, 2005

	February 28, 2006	December 31, 2005
Cash Flows from Operating Activities
Net income	$185,323	$559,276
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,096	99,805
Gain on sale of property and equipment	—	(9,602)
Changes in current assets and liabilities:
Receivables	(212)	(274,195)
Accounts payable	1,212	(14,859)
Accrued liabilities	(8,829)	(1,762)

Net cash provided by operating activities	196,590	358,663

Cash Flows from Investing Activities
Proceeds from sale of property and equipment	—	26,501
Purchase of property and equipment	(27,103)	(115,421)
Purchase of certificates of deposit	—	(10,000)

Net cash used in investing activities	(27,103)	(98,920)

Cash Flows from Financing Activities
Change in bank overdraft payable	(20,899)	20,899
Proceeds from notes payable	—	29,550
Principal payments on notes payable	(33,904)	(55,985)
Distributions to stockholders	(57,725)	(262,600)

Net cash used in financing activities	(112,528)	(268,136)

Net increase (decrease) in cash	56,959	(8,393)
Cash, beginning of year	—	8,393

Cash, end of year	$56,959	$—

Supplemental information:
Cash paid for interest	$418	$2,741

See notes to financial statements.

PIONEER OILFIELD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

February 28, 2006 and December 31, 2005

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of operations

Pioneer Oilfield Services, Inc. (the Company) is an Oklahoma corporation, providing services and labor to oil and gas extraction and exploration customers in western Oklahoma and surrounding areas. Services include: Roustabout—Labor and Equipment to work on requested projects by the customer that include plumbing, excavation and miscellaneous labor charged at an hourly rate; Flow back—Labor to monitor flow testing of customers’ wells charged at an hourly rate; Equipment Rental—Rental of light towers and flow back iron and tanks charged at a daily rate; Contract Pumping—Labor and a vehicle to monitor customers’ wells on a daily basis billed monthly.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

The Company’s revenue is derived primarily from providing services under verbal fixed-fee hourly, daily, or monthly arrangements. The revenue is recognized when the services are performed.

Income taxes

The Company has elected under the Internal Revenue Code to be taxed as an S corporation. Under this election, the stockholders of an S corporation are taxed on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for federal income taxes has been included in the Company’s financial statements.

Accounts receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms, requiring payment within 60 to 90 days from the invoice date, depending on customer agreements. Trade accounts are stated at the amount management expects to collect from outstanding balances. Delinquency fees are not assessed. Payments of accounts receivable are allocated to the specific invoices identified by the customers’ remittance advice, or, if unspecified, are applied to the earliest unpaid invoices. The Company’s credit risks have been anticipated and management believes that adequate provisions have been made for doubtful accounts. There was no allowance for doubtful accounts receivable at February 28, 2006 and December 31, 2005.

PIONEER OILFIELD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS – Continued

February 28, 2006 and December 31, 2005

Property and equipment

Property and equipment are stated at cost and depreciated over the estimated useful life of each asset. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Property and equipment consist of the following:

	February 28, 2006	December 31, 2005	Estimated Useful lives
Office furniture and equipment	$17,406	$16,608	5 years
Machinery and equipment	235,391	220,377	5-7 years
Trailers	70,411	70,411	3-7 years
Vehicles	504,337	504,337	5-7 years
Leasehold improvements	11,290	—	39 years

	838,835	811,733
Less accumulated depreciation	(459,025)	(439,930)

	$379,810	$371,803

Gains and losses from the sale of property and equipment are reflected in the year of disposal. Repair and maintenance costs are expensed as incurred.

Note 2 – Notes Payable

Notes payable consist of the following at December 31, 2005:

Notes payable to bank, secured by two vehicles; payable in monthly installments including principal and interest; interest at 5.89%; paid in full in February 2006.	$33,904

Note 3 – Related Party Transactions

The Company leases its general offices on a month-to-month basis from the Company’s president and principal stockholder. Aggregate lease payments of $2,400 and $14,400 were paid for the two months ended February 28, 2006 and the year ended December 31, 2005 respectively.

Note 4 – Commitments and Contingencies

Normal operations subject the Company to lawsuits and potential liabilities for injuries to employees and customers and potential liabilities for noncompliance with a wide variety of federal and state regulations. Management has obtained insurance coverage and established training programs and systems to help manage and control these and other risks.

Note 5 – Concentration Risk

The Company conducts business primarily with customers who rely on the oil and natural gas extraction and exploration industry and could therefore be materially affected by economic fluctuations in the supply, demand and prices of oil and natural gas.

PIONEER OILFIELD SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS – Continued

February 28, 2006 and December 31, 2005

The Company maintains several bank accounts which are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. At times, cash balances may be in excess of the FDIC insurance limit. The Company believes no significant concentration of credit risk exists with respect to cash.

Four customers accounted for approximately 72% and 80% of the Company’s service revenue for the two months ended February 28, 2006 and the year ended December 31, 2005, respectively. These customers accounted for approximately $441,000 and $412,000 of accounts receivable trade at February 28, 2006 and December 31, 2005, respectively.

Note 6 – Subsequent Events

Subsequent to February 28, 2006, Diamondback Energy Services LLC purchased substantially all of the assets of the Company for approximately $1.8 million.

                     Shares

Common Stock

Prospectus

Jefferies & Company

                    , 2006

Diamondback Energy Services, Inc. is offering                      shares of its common stock. This is our initial public offering and no public market currently exists for our common shares. We have applied for approval for the quotation of our common stock on The NASDAQ Global Market under the symbol “FANG.” We anticipate that the initial public offering price will be between $                      and $                      per share. INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 8.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee and NASD filing fee, all amounts are estimates.

SEC registration fee		$9,229
NASD filing fee		9,125
NASDAQ Global Market listing fee
Accounting fees and expenses		*
Legal fees and expenses		*
Blue Sky fees and expenses (including counsel fees)		*
Printing and Engraving expenses		*
Transfer Agent and Registrar fees and expenses		*
Miscellaneous expenses		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Limitation of Liability

Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability:

•	for any breach of the director’s duty of loyalty to the company or its stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	in respect of certain unlawful dividend payments or stock redemptions or repurchases; and

•	for any transaction from which the director derives an improper personal benefit.

In accordance with Section 102(b)(7) of the DGCL, Section 9.1 of our Certificate of Incorporation provides that that no director shall be personally liable to us or any of our stockholders for monetary damages resulting from breaches of their fiduciary duty as directors, except to the extent such limitation on or exemption from liability is not permitted under the DGCL. The effect of this provision of our certificate of incorporation is to eliminate our rights and those of our stockholders (through stockholders’ derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director, including breaches resulting from negligent or grossly negligent behavior, except, as restricted by Section 102(b)(7) of the DGCL. However, this provision does not limit or eliminate our rights or the rights of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s duty of care.

If the DGCL is amended to authorize corporate action further eliminating or limiting the liability of directors, then, in accordance with our certificate of incorporation, the liability of our directors to us or our stockholders will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or amendment of provisions of our certificate of incorporation limiting or eliminating the liability of directors, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to further limit or eliminate the liability of directors on a retroactive basis.

Indemnification

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees or agents against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties by reason of the fact that they were or are directors, officers, employees or agents of the corporation, if such directors, officers, employees or agents acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses actually and reasonably incurred by directors, officers, employees or agents in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant directors, officers, employees or agents are fairly and reasonably entitled to indemnity for such expenses despite such adjudication of liability

Our certificate of incorporation provides that we will, to the fullest extent authorized or permitted by applicable law, indemnify our current and former directors and officers, as well as those persons who, while directors or officers of our corporation, are or were serving as directors, officers, employees or agents of another entity, trust or other enterprise, including service with respect to an employee benefit plan, in connection with any threatened, pending or completed proceeding, whether civil, criminal, administrative or investigative, against all expense, liability and loss (including, without limitation, attorney’s fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred or suffered by any such person in connection with any such proceeding. Notwithstanding the foregoing, a person eligible for indemnification pursuant to our certificate of incorporation will be indemnified by us in connection with a proceeding initiated by such person only if such proceeding was authorized by our board of directors, except for proceedings to enforce rights to indemnification.

The right to indemnification conferred by our certificate of incorporation is a contract right that includes the right to be paid by us the expenses incurred in defending or otherwise participating in any proceeding referenced above in advance of its final disposition, provided, however, that if the DGCL requires, an advancement of expenses incurred by our officer or director (solely in the capacity as an officer or director of our corporation) will be made only upon delivery to us of an undertaking, by or on behalf of such officer or director, to repay all amounts so advanced if it is ultimately determined that such person is not entitled to be indemnified for such expenses under our certificate of incorporation or otherwise.

The rights to indemnification and advancement of expenses will not be deemed exclusive of any other rights which any person covered by our certificate of incorporation may have or hereafter acquire under law, our certificate of incorporation, our bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Any repeal or amendment of provisions of our certificate of incorporation affecting indemnification rights, whether by our stockholders or by changes in law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision. Our certificate of incorporation also permits us, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other that those specifically covered by our certificate of incorporation.

Our bylaws include the provisions relating to advancement of expenses and indemnification rights consistent with those set forth in our certificate of incorporation. In addition, our bylaws provide for a right of indemnitee to bring a suit in the event a claim for indemnification or advancement of expenses is not paid in full by us within a specified period of time. Our bylaws also permit us to purchase and maintain insurance, at our expense, to protect us and/or any director, officer, employee or agent of our corporation or another entity, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Any repeal or amendment of provisions of our bylaws affecting indemnification rights, whether by our board of directors, stockholders or by changes in applicable law, or the adoption of any other provisions inconsistent therewith, will (unless otherwise required by law) be prospective only, except to the extent such amendment or change in law permits us to provide broader indemnification rights on a retroactive basis, and will not in any way diminish or adversely affect any right or protection existing thereunder with respect to any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

Under the Underwriting Agreement, the underwriters are obligated, under certain circumstances, to indemnify directors and officers of the registrant against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. Reference is made to the form of Underwriting Agreement to be filed as Exhibit 1.1 to this Registration Statement.

Item 15. Recent Sales of Unregistered Securities.

On                     , 2006, we issued              shares of our common stock to Diamondback Energy Services LLC in connection with the merger of Diamondback Holdings LLC with us as described in the prospectus contained in this Registration Statement and valued at an aggregate amount of $             million, in a transaction exempt from registration pursuant to Section 4(2) of the Securities Act. No underwriters, brokers or finders will be involved in the above transaction.

Item 16. Exhibits and Financial Statement Schedules.

(A) Exhibits.

Exhibit Number	Number Description
1.1**	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation of the Company.

3.2**	Form of proposed Amended and Restated Certificate of Incorporation to be effective immediately upon the closing of the offering made pursuant to this registration statement.

3.3*	Bylaws of the Company.

3.4**	Form of proposed Bylaws to be effective immediately upon the closing of the offering made pursuant to this registration statement.

4.1**	Specimen Certificate for shares of common stock, par value $0.01 per share, of the Company.

4.2**	Registration Rights Agreement between Diamondback Energy Services, Inc. and Diamondback Energy Services LLC.

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

10.1*	Credit Agreement, dated as of August 30, 2006, among Diamondback Energy Services LLC, as borrower, certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent, lead arranger and sole bookrunner.

10.2*	Shared Services Agreement, effective as of September 29, 2005, by and between Gulfport Energy Corporation and Diamondback Energy Services LLC.

10.3*	Lease Agreement, effective as of July 1, 2006, by and between Caliber Development Company LLC and Diamondback-Quantum LLC.

10.4*	Lease Amendment and Extension Agreement, dated August 17, 2006, between Caliber Development Company LLC and Diamondback-Quantum LLC.

Exhibit Number	Number Description
10.5*	Lease Agreement, effective as of July 1, 2006, by and between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.6*	Lease Amendment and Extension Agreement, dated August 17, 2006, between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.7*	Lease Amendment and Assignment Agreement, dated October 31, 2006, between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.8*	Lease Agreement, dated November 1, 2006, by and between Caliber Wyoming Properties LLC and Diamondback-Quantum LLC.

10.9**	2006 Equity Incentive Plan.

10.10**	Form of Stock Option Agreement.

10.11**	Form of Restricted Stock Agreement.

10.12**	Form of Director and Officer Indemnification Agreement.

21.1**	List of Significant Subsidiaries of the Company.

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of Tullius Taylor Sartain & Sartain LLP.

23.3**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to the Registration Statement.)

*	Filed herewith.

**	To be filed by amendment.

(B) Financial Statement Schedules.

All schedules are omitted because the required information is (i) not applicable, (ii) not present in amounts sufficient to require submission of the schedule or (iii) included in our financial statements and the accompanying notes included in the prospectus to this Registration Statement.

Item 17. Undertakings.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma, on November 13, 2006.

Diamondback Energy Services, Inc.

By:	/s/ Arty Straehla
Arty Straehla Chief Executive Officer and Chief Operating Officer

KNOW ALL MEN BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Cale Coulter and Arty Straehla, and each of them, his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to the Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission and to sign and file any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done as fully to all said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on November 13, 2006.

Signature	Title

/s/ Arty Straehla Arty Straehla	Chief Executive Officer, Chief Operating Officer and Director (Principal Executive Officer)

/s/ Cale Coulter Cale Coulter	Chief Financial Officer (Principal Financial and Principal Accounting Officer)

/s/ Mike Liddell Mike Liddell	Director

S-1

Exhibit Index

Exhibit Number	Number Description
1.1**	Form of Underwriting Agreement.

3.1*	Certificate of Incorporation of the Company.

3.2**	Form of proposed Amended and Restated Certificate of Incorporation to be effective immediately upon the closing of the offering made pursuant to this registration statement.

3.3*	Bylaws of the Company.

3.4**	Form of proposed Bylaws to be effective immediately upon the closing of the offering made pursuant to this registration statement.

4.1**	Specimen Certificate for shares of common stock, par value $0.01 per share, of the Company.

4.2**	Registration Rights Agreement between Diamondback Energy Services, Inc. and Diamondback Energy Services LLC.

5.1**	Opinion of Akin Gump Strauss Hauer & Feld LLP.

10.1*	Credit Agreement, dated as of August 30, 2006, among Diamondback Energy Services LLC, as borrower, certain subsidiaries thereof, as guarantors, the lenders from time to time party thereto and Fortis Capital Corp. as administrative agent, lead arranger and sole bookrunner.

10.2*	Shared Services Agreement, effective as of September 29, 2005, by and between Gulfport Energy Corporation and Diamondback Energy Services LLC.

10.3*	Lease Agreement, effective as of July 1, 2006, by and between Caliber Development Company LLC and Diamondback-Quantum LLC.

10.4*	Lease Amendment and Extension Agreement, dated August 17, 2006, between Caliber Development Company LLC and Diamondback-Quantum LLC.

10.5*	Lease Agreement, effective as of July 1, 2006, by and between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.6*	Lease Amendment and Extension Agreement, dated August 17, 2006, between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.7*	Lease Amendment and Assignment Agreement, dated October 31, 2006, between Caliber Development Company LLC and Diamondback Pumping Service, L.P.

10.8*	Lease Agreement, dated November 1, 2006, by and between Caliber Wyoming Properties LLC and Diamondback-Quantum LLC.

10.9**	2006 Equity Incentive Plan.

10.10**	Form of Stock Option Agreement.

10.11**	Form of Restricted Stock Agreement.

10.12**	Form of Director and Officer Indemnification Agreement.

21.1**	List of Significant Subsidiaries of the Company.

23.1*	Consent of Grant Thornton LLP.

23.2*	Consent of Tullius Taylor Sartain & Sartain LLP.

23.3**	Consent of Akin Gump Strauss Hauer & Feld LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to the Registration Statement.)

*	Filed herewith.

**	To be filed by amendment.

E-1